FLAKES
SOURCE OF
15
ESSENTIAL NUTRIENTS
INGREDIENTS FOR GROWTH
Annual Report 2005
Leading North American Agricultural Retailer
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Leader in Controlled Release Products
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Expanding Potash Capacity
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Diversified Earnings Profile
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Disciplined Investment Approach
725 g
Agrium

Agrium
02 Letter from the Board Chair
04 Letter from the President & CEO
08 Agrium Throughout the Value Chain
10 Ingredients for Sustainability
15 10-year Financial Highlights
16 Management's Discussion & Analysis
64 Financial Statements & Notes
93 Glossary
94 Biographies & Board Committees
All amounts are in U.S. dollars unless otherwise stated.

Corporate Profile
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our through-the-cycle earnings profile in the continuing transformation of Agrium.

Ingredients for Growth

We believe we have the right ingredients for growth. Through our extensive distribution network, our Retail and Wholesale businesses provide growers with the ingredients such as seed, crop nutrients and crop protection products, to meet the challenge of feeding a growing world. The combination of our focus on base business competitiveness, our disciplined investment approach and our strategy to grow to an industry leadership position, provide us with the right ingredients to ensure today’s performance and tomorrow’s growth. As the only publicly-traded company participating throughout the entire agricultural value chain, we are in a unique position to capitalize on growth opportunities from any number of sectors, such as: retail, specialty fertilizers, nutrient production or distribution expansion. We intend to continue to pursue the right growth opportunities, in a disciplined manner, as we transform Agrium.
Highlights for 2005 & Early 2006
■	Record 2005 financial results, with record net sales of $3.3-billion and record net earnings of $283-million.
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Delivery of our growth objective, with four acquisitions in 2005 and early 2006. All four acquisitions are expected to be accretive and we maintained our debt-to-capital ratio at our target 40 percent. These acquisitions included:

■	Royster-Clark’s $1-billion retail and associated wholesale business;
■	the net addition of 14 retail centers in South America as well as 11 additional centers in the U.S.;
■	the Nu-Gro specialty fertilizer business; and,
■	the Western Canadian distribution business from Imperial Oil Ltd.
■	Secured additional gas supplies to enable the continued operation of the Kenai, Alaska, nitrogen facility for another year.
■	Paid down debt of $301-million during 2005, including redemption of preferred securities.
■	Purchased 4.7-million shares through our normal-course issuer bid in 2005.
■	Named one of the Top 100 Employers in Canada.
■	Identified as one of the Best 50 Corporate Citizens in Canada.
■	Continued recognition for our strong corporate governance, including one of only 33 companies in the world to receive Governance Metrics International’s top rating.
■	Showed continued improvement in five out of seven key performance indicators for environmental, health and safety measures.

AGRIUM ANNUAL REPORT 2005	1

Letter from
the Board Chair

Delivering on Our Commitment to Good Governance
Your Company performed very well again in 2005. Our shareholders and employees were rewarded for their commitment to our Company. The strategic actions Agrium has taken have laid important groundwork to further enhance the stable earnings profile of your Company, and to make significant contributions in the continuing transformation of Agrium. The recent capacity expansion and acquisition in the growing controlled release market, the significant acquisitions in retail and distribution businesses and our potash capacity expansion have all been in areas that will improve the depth and scope of our business, reduce the volatility and cyclicality in our earnings, and boost our overall earnings profile through the cycle.
Agrium is a contributor to the ever-growing demand for global food production. Your company continues to represent very good value given its significant earnings power and the strengthened earnings profile being created through well-executed growth opportunities.
Agrium has transformed from being a regional North American nitrogen fertilizer Company into a diversified agricultural retailer and global nutrient producer and marketer. It is important to note that even in a year with near record nitrogen margins, prices and sales volumes, nitrogen only accounted for just over half of our earnings before interest, taxes and depreciation (EBITDA) in 2005. Furthermore, North American nitrogen sales accounted for less than 25 percent of our EBITDA in 2005 and 2004. The future contribution from our growing retail, potash and specialty fertilizer businesses will further increase the importance of these businesses and products in future years.
One of Agrium’s key strategies is to significantly grow our presence in the environmentally friendly controlled release and associated products market segment for the benefit of the grower, shareholders and the environment alike.
The Fundamentals of Good Governance
Your Board of Directors is responsible for the governance of your Company. Our duty is to foster the long-term success of the Company, consistent with our responsibility to maximize shareholder value. I can assure you that your Board takes this responsibility very seriously.
In this regard, the Board oversees the development and implementation of appropriate governance structures and processes. However, as has been shown by some companies in the marketplace, this alone is sometimes not enough. True corporate governance comes from the appropriate execution and follow-through of these processes. A key component of this is ensuring high ethical standards are set at the top and a structure is in place to reinforce this type of behavior throughout the organization.
The Board is responsible for ensuring that Management has appropriate systems in place to identify and assess the principal risks of our businesses and that these risks are actively managed. It is also incumbent on the Board to ensure that the right questions are asked at the right time.

2	AGRIUM ANNUAL REPORT 2005

Board Update
Your Board is made up of 11 dedicated and experienced members who are committed to bringing their unique experience to guide and oversee your Company. There were no changes to Agrium’s Board in 2005, although the two new members who joined the Board in late 2004 completed a comprehensive Board orientation program in early 2005.
We are pleased that Russell K. Girling has agreed to allow his name to stand for election to our Board at our Annual General Meeting to be held May 9, 2006. Mr. Girling is currently Executive Vice President, Corporate Development and Chief Financial Officer of TransCanada Corporation. TransCanada is traded on both the TSX and NYSE and has revenues of over $5-billion and over 40,000 kilometers of pipelines for transmission of natural gas.
Results & Recognition
Agrium’s Board is comprised of a diverse group of experienced individuals who bring unique perspectives to the Board, all with the same goal of delivering solid governance and enhancing shareholder value. We are proud of our commitment to corporate governance and have been consistently recognized in both Canada and the U.S. for our strong corporate governance practices and performance. It is satisfying to see acknowledgment of the Board and management’s efforts in this regard.
We received the GovernanceMetrics International (GMI) highest possible score of 10 out of 10 on corporate governance practices. GMI is a New York-based independent rating agency that reviews over 3,200 global companies, and Agrium was one of only 33 companies to receive this rating.
We were ranked in 2005 as having outperformed over 99 percent of the companies on the S&P/TSX Composite Index according to the Corporate Governance Quotient rating system developed by Institutional Shareholder Services. We also received a rating of AAA from the University of Toronto’s Joseph L. Rotman School of Management in 2005 and were ranked in the top tenth percentile by The Globe & Mail’s Report on Business in 2005.
Strategy
The other area the Board is responsible for is ensuring there is a clear strategic roadmap for the Company and that this strategy is implemented. Your Directors fully engage with management, and review, question and debate key assumptions, business drivers and risks, as well as changes in the broader business environment regarding the development and implementation of a strategic plan for your Company. The Board also is active in strategic implementation throughout the year, ensuring key acquisitions and expansions fit with the agreed upon strategic direction.
On behalf of the Board, I would like to thank Management and all employees for the dedication and commitment they have demonstrated that enabled your Company to deliver on so many fronts in 2005. This remains a key component of the roadmap for Agrium’s bright future.
Frank W. Proto
Board Chair
February 22, 2006

AGRIUM ANNUAL REPORT 2005	3

Letter from
the President & Chief
Executive Officer
It is my pleasure to report on 2005, which was an excellent year for Agrium by a number of measures. Our record 2005 earnings and cash flows were propelled by yet another year-over-year improvement across virtually all our product and business lines. We again received important public recognition for our corporate governance practices as well as our human resources programs. Furthermore, our continued emphasis on environmental, health and safety measures and actions delivered another year of improved results on this critical front.
It was also an important year of growth for the Company, with four acquisitions over the past 14 months. The largest acquisition was the Royster-Clark retail business, which is expected to increase our total retail sales to close to $2-billion.
The dedication shown by our employees and the trust that you, the shareholder, have placed in Agrium have been key to our success in 2005. Our excellent results led to a significant increase in our share price. As of mid-February 2006, our share price had increased by 52 percent since the start of 2005 and was more than double the previous five-year average.
Our 2005 Performance in Review
Our exceptional 2005 financial results were supported by record returns for our retail, nitrogen and potash businesses. The highlights included:
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Our Retail operations earned $113-million in EBITDA in 2005, up almost 15 percent over last year and the ninth straight year of record earnings. Our U.S.-based retail operations continue to deliver the highest margins of any publicly-traded agricultural retailer in the business and we look forward to applying our successful business model to the Royster-Clark retail operations in 2006;

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Our potash gross profit rose by almost 50 percent in 2005 due to the continued increase in potash prices. Potash accounted for over 25 percent of our North America Wholesale gross profit in 2005. We are in the process of expanding our potash capacity by almost 20 percent, which should come on-stream by the third quarter of 2006;

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Nitrogen markets were also very strong. Our average nitrogen margins were $84 per tonne, up 17 percent over last year. Our international focused facilities accounted for about half of our nitrogen gross profit, while our Western Canadian facilities accounted for the large majority of our gross profit from our North American nitrogen sales; and

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Phosphate prices increased again in 2005, but higher production costs for Agrium and for the sector as a whole resulted in our margins being slightly lower than in 2004. Agrium’s average phosphate margins continue to exceed the industry average.

Agrium Throughout the Value Chain
Agrium is the only publicly traded fertilizer and agricultural retail company that is involved across the entire agricultural value chain. With our recent retail acquisitions, our retail business has become the largest retailer in the U.S. in terms of direct-to-grower sales.
We have also further increased our diversification by expanding our products and sales in the growing and environmentally friendly value-added specialty fertilizer segment. This unique position enables us to look across the value chain when searching for and evaluating potential growth opportunities. It also provides us with a greater opportunity to make countercyclical investments than our peers, many of whom tend to focus on a particular nutrient or market segment.

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Agrium’s 2005 Scorecard
As a  result of  our strong  performance,  we  generated $450-million in cash from operations and put this cash to good use. We retired $301-million of long-term debt and preferred securities and repurchased almost $100-million of common shares. We also made significant progress in our growth strategy on a number of fronts and have maintained a healthy balance sheet in the process.
It was an active year in terms of growth for Agrium. At this time last year I indicated the potential for capacity expansions at three of our existing facilities. We proceeded with two of these three projects in 2005:
■	Expansion of our patented process controlled release urea production capacity by 150,000 tonnes, which was completed in January 2006.
■	We are in the process of expanding our potash capacity by almost 20 percent, or 310,000 tonnes, which is expected to be completed in the third quarter of 2006.
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At our Profertil facility, we are actively evaluating a possible debottleneck and adding 500,000 tonnes of UAN nitrogen solutions capacity. Demand for UAN solutions has shown a noticeable increase in Argentina over the past few years.

We also have been successful in growing the Company through acquisition by identifying and completing some critical diversification projects in 2005 and early 2006:
■	We acquired Royster-Clark in February 2006 through a successful unsolicited offer which was ultimately supported by a large majority of their unit holders and their Board of Directors. Royster-

Clark is one of the largest agricultural retailers in the U.S., with reported revenues in excess of $1-billion and EBITDA of $65-million in 2005. It also has significant associated fertilizer distribution and some wholesale assets.

■	We further grew our retail business with a net addition of 14 retail centers in South America in early 2006 and 11 new farm centers in the U.S. Corn Belt and the Eastern U.S.
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We announced the acquisition of Nu-Gro specialty fertilizers in late 2005, which closed in early 2006. Nu-Gro is a manufacturer of conventional slow release and professional turf products with four production facilities, annual revenues over $80-million and average margins of about 24 percent. Nu-Gro brings strong customer relationships and a number of widely recognized brands, complementing and expanding Agrium’s existing controlled release product offerings. The specialty fertilizer segment is one we intend to continue to grow, given its stable earnings profile and significant growth potential.

■	We acquired the fertilizer distribution assets of Imperial Oil Ltd. with over 190 Western Canadian locations in the summer of 2005, which provides improved access to high return markets.
Another key issue identified in last year’s report was the future of our Kenai, Alaska nitrogen facility. While the uncertainty over the future of the facility is still with us, we were able to secure sufficient gas to keep the facility running until November 2006. This positive outcome is a result of a lot of hard work and support from many different groups. Most importantly, I would like to thank the employees at the Kenai, Alaska facility

AGRIUM ANNUAL REPORT 2005	5

for the commitment and dedication they have shown. I also would like to acknowledge the invaluable support provided by both State and Federal political leaders, particularly Alaska’s Governor, Frank Murkowski, and the co-operation of all the Cook Inlet gas suppliers.
Kenai provided a significant contribution to our 2005 results. We expect it will continue to provide a significant contribution to our bottom line again in 2006, even with a higher gas price and a somewhat lower level of production. We remain committed to working with local gas suppliers to attempt to secure economic gas supplies that would allow the facility to continue to operate beyond 2006. We are also looking at potential longer-term solutions for the facility including the possibility of working with partners to develop coal gasification as a possible long-term feedstock.
The Ingredients for Growth
Growth is what Agrium is all about. We provide the world’s growers with the major ingredients to help them optimize yields and produce high quality food to feed a growing world population whose demand for improving diets is increasing as standards of living improve. We also believe we have the necessary “ingredients” to strategically grow Agrium for the benefit of shareholders, customers and employees alike.
We have been transforming Agrium over the past few years to a more stable and diversified earnings profile and will continue to do so in the coming years. The graph below illustrates both the strong financial results and the diversity of our current earnings profile. This diversity will be further enhanced in 2006 due to recent acquisitions and expansions. We intend to continue to focus on growth and to follow through on our proven strategy by growing the stable portion of our business while continuing to benefit from the leverage of more cyclical businesses and products.
Social & Environmental Responsibility
The majority of our products and services are sold to farmers to allow them to optimize crop yields and quality. However, we operate our business with the full recognition that the production process and handling of some of our products also has the potential to cause harm if appropriate practices and procedures are not correctly followed. As a result, we have always had a strong commitment to environmental, health and safety procedures, measures and results. Through our sustained emphasis in the area, we again improved on our results on the large majority of our performance indicators in 2005, including reduced total reportable employee injury and fewer environmental incidents.
Our commitment to the environment is demonstrated further through our leading position in developing new controlled release products and production processes, and bringing this technology to growers across North America and eventually around the world. These products provide significant benefits to the environment while also benefiting the grower’s bottom line.
Our dedication to social and environmental business practices was recognized in 2005. It was very rewarding to be named as one of Canada’s Best 50 Corporate Citizens by Corporate Knights earlier this year. Corporate Knights ranks companies in five categories: environmental; international stakeholder

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relations and human rights; product safety and business practices; community relations and employee relations and diversity in the workplace.
Looking Forward
Agrium has grown its net sales more than 11-fold since going public in 1993 through a combination of acquisitions, expansions, developing new products and increasing sales through market growth and a greater focus on distribution and marketing of third party product. Agrium remains committed to growing the business in a disciplined manner, focusing on expanding the stability and diversity of our earnings profile and maintaining a healthy balance sheet.
As we look forward over the next few years we are particularly excited about our growth prospects for our retail business, given our recent acquisitions and the continued growth in our product offerings such as seed sales. We expect increased earnings from our current and potential future potash expansions, our growing specialty fertilizer business, and further expansion of our global distribution and North American fertilizer import capabilities.
Our key priorities in 2006 will be:
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the integration of Royster-Clark’s operation with a goal of achieving more than $30-million in margin improvement and cost savings in 2007, with about 50 percent of these synergies realized in 2006, excluding one-time integration and transaction costs;

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successfully integrating the Nu-Gro business, while optimizing the opportunity from our controlled release expansion, thereby creating a separate business unit to further expand on this growing and environmentally friendly business opportunity;

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complete all the necessary work to make a decision on building a new nitrogen production facility in Egypt in the third quarter of 2006, as part of our objective to enhance our low cost position in our international nitrogen business;

■	start up potash expansion by the start of the fourth quarter of 2006;
■	continuing to build on our strong corporate governance and high performance culture,
■	fully complying with the provisions of Sarbanes-Oxley Act by the end of 2006;
■	deliver on additional growth opportunities in 2006; and,
■	maintain our disciplined approach to growth, while ensuring a solid financial position.
Focus on the Community & Our Employees
The kinds of results and successes we have achieved this year could not have been possible without the dedication and hard work of Agrium’s employees. We are particularly proud of Agrium being named as one of the Top 100 employers in Canada by Maclean’s magazine. This is a clear acknowledgement of the strides we have made in implementing our human resource strategy as well as our dedicated work in the community.
This annual “best of class” list is based on extensive criteria and aims to showcase Canada’s top employers with best practices in recruitment and retention. We were chosen out of 1,200 participating companies, with the evaluation being made in seven key areas such as employee communications, performance management, and training and skills development. Companies were also assessed on their level of community involvement.
I would be remiss if I did not take this opportunity to extend my sincerest gratitude to three key senior staff members who left Agrium in 2005; John Yokley, Dorothy Bower and Bill McClung. Each of these three individuals served the Company and the industry for over 20 years and all have been instrumental to our many accomplishments during that period. On behalf of your colleagues, the Board and myself I would like to extend our heartfelt thanks for your many contributions.
We welcomed Andrew Mittag to Agrium this year, Andrew brings to Agrium over 20 years’ business experience with numerous major corporations. He will be taking on the role as Senior Vice President, Corporate Development and Strategy. I would also like to welcome Kevin Helash, Vice President, Marketing and Distribution, Angela Lekatsas, Vice President and Corporate Controller and Stephen Dyer, Vice President, Manufacturing to the senior management team.
I would like to close off by extending my sincerest thanks to you, the shareholder, for your continued faith and interest in Agrium. I am particularly grateful to all of our employees for the continued commitment and hard work they have shown and to the Board for their guidance and counsel. I am confident that together we will continue to grow our Company.

Michael M. Wilson
President & Chief Executive Officer
February 22, 2006

AGRIUM ANNUAL REPORT 2005	7

Agrium Throughout the Value Chain
RAW MATERIALS
Our phosphate and potash operations are both vertically integrated with Agrium-owned ore mines.
The primary raw material for nitrogen fertilizers is natural gas. Our international nitrogen operations in Argentina and Alaska have access to low-cost gas, and our Canadian nitrogen operations source natural gas that is lower priced than in the U.S.
operations source natural gas that is lower priced than in the U.S.
PRODUCTION
We produce over eight million tonnes of nitrogen, potash, phosphate and specialty fertilizers annually from 13 major production facilities. Our potash capacity will expand to over two million tonnes in 2006. We produced 5.9 million tonnes of nitrogen products and about one million tonnes of phosphate products. We expanded our ESN® production facility in early2006. ESN® isacontrolled-release nitrogen product, the first of its kind to be targeted for use on broad acre crops.
DISTRIBUTION
In the highly seasonal nutrient business, distribution is critical to ensuring our customers receive product in a timely manner. With our network of 77 wholesale storage and distribution facilities, complemented by our fleet of over 3,000 leased railcars, our superior distribution capabilities provide us with a distinct competitive advantage. We use this extensive distribution network for both our own products, as well as for the import and resale of product sourced internationally.
Agrium is the only publicly traded company that is integrated from mining the raw materials for fertilizer production through to applying the crop inputs for growers through our Retail businesses. Agrium adds value at each stage, capitalizing on our distinct competitive advantages for the benefit of both our customers and shareholders.
The following is a brief description of each stage in the value chain. Each of these areas is discussed further in the management’s discussion and analysis section.

AGRICULTURAL RETAIL
Retail farm centers provide the major crop inputs to growers, including fertilizer, crop protection products and seed. Our Retail businesses purchase crop inputs from major manufacturers, including sou rcingaport ion of their fertilizer requirements from Agrium Wholesale. We also generate value to the grower by providing application services, crop advice and other related services. Agrium became the largest direct-to-grower agricultural retailer in the U.S. with the acquisition of Royster-Clark in early 2006, and has significant retail operations in Argentina and Chile.
GROWERS
The end customer for the majority of our products and services are farmers around the world. We provided over$150-million in application and seed, over $450-million in crop protection products and over $600-million worth of nutrients directly to farmers in North and South America through our Retail business in 2005. We also sold over $1.6-billion of wholesale fertilizer to other Retail businesses and international markets in 2005.
SPECIALTY PRODUCTS A growing area of Agrium’s business is specialty products. These include controlled-release fertilizers, micronutrients and other products for use in professional turf and specialty agriculture uses. Agrium recently acquired Nu-Gro, significantly enhancing our presence in this market segment. These products tend to command a higher price given they are primarily targeted to the specialty market.
SPECIALTY MARKETS
Most of our specialty products are sold into the specialty market. The specialty market is segmented into highvalue crops such as fruit and vegetables, as well as professional turf applications such as golf courses. These markets tend to have more specialized needs than our other broader nutrient and retail markets.
INDUSTRIAL CONSUMERS
Industrial customers are an important market for Agrium’s wholesale business, accounting for about 15 percent of North America Wholesale’s total sales. For example, urea is used to produce resins for the forestry industry, and potash is used in the production of aluminum products. The industrial segment is important as these sales occur on a fairly steady basis throughout the year.

Ingredients for Sustainability
Employees

We are committed to attracting, retaining and developing the best people in the industry. It is our focus on people, performance and results that enables us to attract and retain the key talent to support our business strategy. Through the high caliber of our almost 5,000 employees worldwide, we will continue to deliver superior performance and make a difference for our shareholders, customers, stakeholders and the communities in which we live and work. Our employee base will increase to almost 7,000 with the addition of the experienced staff of Royster-Clark and Nu-Gro in early 2006.
We are proud and honored to be recognized as one of Canada’s Top 100 Employers. This annual “Best of Class” list showcases Canada’s top employers with best practices in recruitment and retention. It further acknowledges the strides that we have made as a Company in executing our human resources strategy and in implementing action items resulting from our 2004 Voice of the Employee survey.
Being recognized as a top employer reinforces that Agrium is a best practices organization and a great place to work. Our energy and efforts in 2005, we believe, helped pave the way to becoming a top employer as we focused on the areas of performance management, total rewards, learning and career development and communication. Further, we continued with the alignment of our human resources processes and practices to support organization, department and individual performance in order to better recognize and reward employee contributions.
Going forward, a 2006 Voice of the Employee survey will be distributed to all employees so that we continually identify key improvement areas and issues specific to our human resources. We also plan to launch a strategic workforce planning initiative to ensure we continually attract, retain and deploy the very best people in the industry. Finally, we want to expand our efforts to harness and develop Agrium’s leadership capacity to meet current and future business needs, including the experienced and valued employees from our two recent acquisitions of Royster-Clark and Nu-Gro.
People are the key to our success at Agrium and leadership and employee development is the keystone of achieving our business results. We will continue to attract, develop and retain employees who can deliver on our growth plan.

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Communities

Agrium’s strong community partnerships are built on open communication, participation in community engagement programs and investment in organizations that provide a better future for the individuals within the communities.
Stakeholders are engaged in a number of ways, including print, public meetings, the web, open houses and community advisory group meetings. With these forums for open dialogue, we help protect and steward stakeholder interest.
Agrium’s Community Advisory Panels at several of our facilities continue to be a communications venue for our local residents, community leaders and other community stakeholders. These panels facilitate decision-making that better considers community needs and also serve to advise us on community related issues. Several of our Canadian facilities held open houses to engage their neighbors and communities in the Environmental Approvals Renewal process.
We also strengthen our communities through our partnership with the United Way. In 2005, the generosity of Agrium employees and our United Way matching program made the United Way one of our largest charitable donations. Agrium contributed over $300,000, a 14 percent increase over 2004, to a variety of United Way charities across North America.
As one of the largest suppliers of nutrients and farm services in North America, Agrium acknowledges that it works in an industry that few understand. In evaluating how to communicate our business, we believe we have a role to play in ensuring that science-based principles are taught in classrooms to our youth. As such, Agrium is working with industry partners to develop curriculum based discovery tools. In 2005, Agrium introduced an interactive display called Seed Survivor, where children and their parents could learn about the importance of soil and plant nutrients through exploration and play.
More detailed information on Agrium Community Investment programs, Seed Survivor, as well as our bi-annual sustainability report are available on our web site www.agrium.com.

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Environmental,
Health & Safety
We are committed to ensuring that the work we perform every day is completed safely and without causing harm to our employees, customers, neighbors or the environment. In order to achieve this, Agrium sets aggressive annual performance goals, cascades them through the organization and stewards to their results. Additionally, we have established a system of accountabilities and best practices which serve as the foundation for achieving these goals. And, finally, we monitor compliance to these practices through regular auditing. Agrium believes that the manner in which we protect our workers, our communities and the environment is an indicator of how we perform in the business world, including our current and future successes. We recognize that the safety of our workers and the general public, along with taking care of the environment, are directly related to our reputation and ultimately shareholders’ returns.
2005 EH&S Results
In 2005, Agrium recorded its sixth consecutive year of overall improved safety performance, with combined total reportable employee injury and illness rates down about 19 percent from 2004. Of the seven major EH&S key performance indicators, four set records in 2005 as Agrium’s best ever performance. In addition to employee safety, these included vehicle accident rates, product transportation safety and environmental incidents.

Corporate Governance
Our Board of Directors and senior management set the tone at the top for our organization that is based on uncompromising integrity and ethical standards. We continue to maintain our high priority on corporate governance, and are also identifying and implementing enhancements to our governance systems in the areas of executive compensation, pension plan administration, environment, health and safety and subsidiary management, all under the stewardship of the Board.
We are committed to the continuous improvement of our governance practices and have been consistently recognized for excellence in corporate governance. In 2005, we received a score of 10 out of 10 from GovernanceMetrics International (GMI) on our corporate governance practices, being one of only 33 companies to receive this rating out of 3,200 companies globally ranked by GMI. We also received a Board Shareholder Confidence Index rating of AAA from the University of Toronto’s Rotman School of Management, and were rated as having out-performed 99.4 percent of the companies on the S&P/TSX Composite Index according to the Corporate Governance Quotient rating system developed by Institutional Shareholders Services.

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Our corporate governance practices are generally described in our Corporate Governance Guidelines, our Charters for the Board of Directors and the Committees of the Board (Audit, Corporate Governance & Nominating (CG&N), Human Resources & Compensation (HR&C), and Environment, Health & Safety (EH&S), our Terms of Reference for our Board Chair, Committee Chairs, Individual Directors and the Chief Executive Officer, our Code of Business Conduct & Ethics for directors, officers and employees, and our Audit Committee Whistleblower Procedures, all of which are available on our web site at www.agrium.com.
Some of the features embodied in our tradition of corporate governance include:
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All of our directors, with only the exception of our Chief Executive Officer, are independent as defined in Canadian and U.S. securities laws, and all Committees of the Board are comprised entirely of independent directors.

■	The office of our Board Chair has, since the inception of the Corporation, always been separated from the position of the Chief Executive Officer.
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Our independent directors meet at the beginning and at the end of each regularly scheduled Board meeting without any members of Management present, and our Board Committees regularly meet in camera at all meetings.

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Our Share Ownership Guidelines encourage our directors to acquire and hold shares and/or deferred share units (equity-at-risk) equal to five times their annual retainer within five years of their appointment, and to receive their compensation in deferred share units until the minimum share ownership requirements are met.

■	We also have share ownership requirements for our senior executives to align their interests with those of our shareholders.
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We conduct a Board, Board Chair, Committee, Committee Chair and individual directors’ evaluation annually, in conjunction with an individual director assessment that is separately stewarded by our Board Chair, to provide feedback on the effectiveness of the Board, the Board Chair the Committee Chairs, the Committees and the individual directors. We also have a comprehensive evaluation process conducted by the independent directors to assess the performance of the Chief Executive Officer which is led by the HR&C Committee and the Board Chair.

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New directors receive a comprehensive orientation which covers our business, operations, strategy, financial profile, governance systems, culture and the expectations to be fulfilled by a director serving on our Board. Continuing education is also facilitated through a number of means, including site visits, presentations from Management, employees and outside experts on topical items.

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The CG&N Committee maintains and regularly updates, at least annually, a comprehensive Board Composition Matrix describing the directors’ qualifications, skills, experience and other attributes, and maintains a list of high potential candidates for future consideration as part of our Board Succession Planning Program.

The Board of Directors has adopted a comprehensive strategic planning process with management to assess the principal risks and opportunities associated with our business. As part of the ongoing strategic planning process, our directors participate in an annual two-day off-site strategy planning session and approve the Corporation’s annual strategic plan.

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We are committed to the continuous improvement of our governance systems, and some of the measures that we have recently taken include the following:
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We have redesigned and are implementing significant changes to our executive compensation and retirement programs after a comprehensive review of North American market practices, with the goals of (i) ensuring that our compensation program is competitive in order to attract and retain high calibre executive talent, and (ii) providing a strong and direct link between corporate performance and compensation in alignment with shareholder interests.

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We recently engaged an external environmental, health and safety governance consulting firm to assess our EH&S governance practices and to identify opportunities for improvement, in response to which we have developed a three-year action plan to design and implement enhancements to certain elements of our existing EH&S governance systems.

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We have enhanced our subsidiary management oversight and governance systems, and implemented a training program for employees who serve as directors and officers on our subsidiaries and related entities.

We are continuing our focus on the documentation, assessment and testing of our internal control over financial reporting for the purposes of our initial internal control (SOX 404) certification for 2006 as a foreign private issuer in the U.S. We are implementing enhancements to our processes as well as upgrading certain of our systems through, for example, increased automation to improve business efficiencies.
We have always practiced effective corporate governance, which is a key element of maintaining investor confidence and enhancing shareholder value. Our corporate governance systems and principles of conduct have been engrained into our business operations and culture and will play an important role in promoting appropriate oversight and consistent governance practices throughout our organization as we continue to grow.

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10-Year Financial Highlights

	For the Year ended December 31
(millions of U.S. dollars except per share data and ratios)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

INCOME STATEMENT

Net sales	1,904	1,938	1,805	1,716	1,873	2,063	2,083	2,499	2,838	3,294

Gross profit	708	689	581	489	547	547	519	739	910	1,047

EBIT (a) (c) (d)	295	354	228	131	163	31	64	21	467	500

EBITDA (b) (c)	376	439	320	224	270	172	212	396	623	646

Net earnings (loss) (d) (h)	150	182	113	52	73	(57)	(11)	(37)	266	283

Diluted earnings (loss) per common share (h)	1.07	1.40	0.87	0.46	0.62	(0.49)	(0.08)	(0.29)	1.91	2.12

Interest (h)	58	46	50	51	52	91	85	80	69	49

Dividends per common share	0.45	0.08	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11

CASH FLOW

Cash provided by (used in) operating activities (h)	206	284	279	152	247	76	213	175	440	450

Capital expenditures	153	144	174	234	179	164	52	99	82	175

BALANCE SHEET

Non-cash working capital	289	398	277	249	299	283	210	217	359	461

Total assets (e) (h)	1,611	1,678	1,804	1,980	2,391	2,404	2,197	2,278	2,661	2,785

Total debt (h)	486	553	685	852	1,023	1,187	969	942	775	477

Shareholders’ equity (h)	697	624	545	583	666	540	561	612	948	1,180

COMMON SHARE STATISTICS

Average shares outstanding (millions) (f)	138	129	120	113	112	115	123	126	131	132

Closing share price (U.S.$)	13.75	12.19	8.69	7.88	14.63	10.60	11.31	16.46	16.85	21.99

Market capitalization (g)	1,925	1,536	999	883	1,682	1,219	1,425	2,090	2,224	2,881

PROFITABILITY RATIOS

Return on average invested capital (%) (c)	14	18	12	7	7	–	3	1	20	19

Return on average common shareholders’ equity (%) (c)	28	28	19	9	12	(10)	(2)	(7)	35	27

DEBT RATIOS

Debt-to-capital (%) (c)	41	47	56	59	61	69	63	61	45	29

EBITDA interest coverage (c)	6.5	9.5	6.4	4.4	5.2	1.9	2.5	5.0	9.0	13.2

Data for 2000 and thereafter reflect the acquisition of the Kenai, Alaska nitrogen facility and related U.S. West Coast assets in September 2000.

(a)	Earnings (loss) before interest expense and income taxes.

(b)	Earnings (loss) before interest expense and income taxes, depreciation, amortization and asset impairment.

(c)	These items are not measures of financial performance under either Canadian or U.S. GAAP.

(d)	Data for 2003 includes a writedown of our Kenai, Alaska, nitrogen facility of $235-million ($140-million after tax).

(e)	Data for the years 1996 through 2002 have been restated to record the effect of adoption of the accounting standard for asset retirement obligations.

(f)	Share price and shares outstanding reflect a 3:1 stock split of January 1996.

(g)	Market capitalization is calculated as period end common shares outstanding multiplied by period end share price.

(h)	Data for the years 1998 through 2004 have been restated to record the effect of adoption of the accounting standard for preferred share treatment as debt.

AGRIUM ANNUAL REPORT 2005	15

Table of Contents
17 Forward-looking Statements
18 Executive Summary
19 Our Business & Products
19 Our Strategy
20 Corporate Goals, Results & Accomplishments
21 Our Industry & Key Drivers
21 Our Reporting Structure
22 Our Retail Business
29 Our Wholesale Business
North America Wholesale
South America Wholesale
42 Other Business Segment
43 Outlook
44 Our Key Business Sensitivities
47 Our Consolidated Performance
48 Our Accounting Policies
57 Business Risks

MD&A: TABLE OF CONTENTS
Management’s Discussion & Analysis of
Operations & Financial Condition
February 22, 2006
This management’s discussion and analysis (MD&A) of operations and financial condition focuses on long-term vision, strategy and growth opportunities, as well as historical performance for the three years ended December 31, 2005. The discussion should be read in conjunction with the cautionary statement with regard to forward-looking statements on page 17 and the consolidated financial statements and related notes on pages 64 to 92. Dollar amounts refer to United States (U.S.) dollars except where otherwise stated.
The Company’s quarterly and annual financial information and its Annual Information Form (AIF) are available at SEDAR (www.sedar.com).

MD&A: FORWARD-LOOKING STATEMENTS

Forward-looking Statements
Certain statements and other information included in this MD&A constitute forward-looking statements as defined under applicable securities legislation. Forward-looking information is typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “outlook,” “focus,” “potential,” “will,” “should,” “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:
■	disclosures made under the headings “Outlook” and “Royster-Clark Acquisition;”
■	our 2006 key corporate goals;
■	key drivers for our business and industry trends;
■	the amount and type of future capital expenditures and capital resources;
■	future cash requirements and long-term obligations;
■	business strategies and plans for implementing them;
■	goals, expansion and growth of our business and operations;
■	future seed volumes, prices and sales;
■	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;
■	risk mitigation activities; and,
■	our future results and plans respecting our recent acquisitions.
These forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate recent acquisitions into our existing businesses and to achieve consequent synergies and expected increased revenues.
However, such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this MD&A, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:
■
General economic, market and business conditions, including: supply and demand for crop nutrients, seed and crop protection chemicals; supply and demand for grain and other agricultural crops; changes in government, agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, nutrient prices or feedstock prices or other costs that cannot be recovered through increases in nutrient prices; actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

■	Weather conditions and seasonal patterns;
■
General operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; ability to transport or deliver product to markets; present and discontinued mining operations; and labor disruptions; and,

■
Strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including hedging and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; and other factors, many of which are beyond our control.

The above items and their possible impact are discussed more fully in the relevant parts of this MD&A and the sections headed “Our Key Business Sensitivities” and “Business Risks.” Consequently, all of the forward-looking statements made in or incorporated by reference in this MD&A are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.
Non-GAAP Financial Measures
Some financial measures referenced in this MD&A are not GAAP compliant, including EBIT and EBITDA. Please review the discussion of non-GAAP measures on page 58 when referring to these measures.

AGRIUM ANNUAL REPORT 2005	17

MD&A: EXECUTIVE SUMMARY
Executive Summary
Overview of 2005
2005 Consolidated Financial Performance
We achieved another year of record net sales, gross margins and net earnings in 2005. This was supported by excellent results in our Retail business and by another significant improvement in potash and nitrogen markets:
■	Consolidated net sales grew by 16 percent to $3.3-billion in 2005 compared with $2.8-billion in 2004;
■	Consolidated gross profit was $1-billion in 2005 compared with $900-million in 2004; and,
■	Consolidated net earnings increased to $283-million compared with $266-million in 2004.

Financial Discipline & Strong Balance Sheet
We continued to improve our financial position in 2005.
■	Generated record cash flow from operations of $450-million in 2005 and $440-million in 2004.
■	Consolidated cash and cash equivalents were $300-million at December 31, 2005 compared with $425-million at December 31, 2004.
■	Purchased 4.7 million shares through our normal course issuer bid in 2005, which was largely offset by options being exercised.
■	Paid down $301-million in debt during 2005, including $175-million of preferred securities.
■
Decreased our debt-to-capital ratio to 29 percent at December 31, 2005 from 45 percent at December 31, 2004, and our debt-to-market capitalization to 14 percent at December 31, 2005 from 26 percent at December 31, 2004.

Significant Growth Through Acquisition & Expansion
We made significant strides to further diversify our future earnings profile. This was accomplished through the completion of four acquisitions in 2005 and early 2006 and the 2005 decision to expand our potash and controlled release fertilizer facilities.
The successful acquisitions of Royster-Clark and Nu-Gro in early 2006 are expected to significantly increase our sales in the more stable and growing retail and specialty fertilizer market segments in 2006 and beyond.

Market Strength Continues
Our Retail operations increased their net sales by 11 percent and EBIT by 19 percent in 2005. Crop input demand remained strong in the Midwestern U.S. despite a decline in corn and soybean prices in 2005.
Prices for all three major nutrients increased to near record levels in 2005. The increase in prices was due to a continuation of good global demand for crop nutrients, particularly in the first half of 2005. This occurred despite lower demand from South America due to a combination of drought conditions and lower crop margins.
High global energy prices provided additional underlying support to nitrogen markets in 2005. However, high gas costs in North America reduced nitrogen margins in the later part of 2005.
Nutrient markets are expected to remain relatively tight in 2006, although the rate in global growth demand may be slightly slower than experienced over the past few years.

18	AGRIUM ANNUAL REPORT 2005

MD&A: OUR BUSINESS & PRODUCTS /OUR STRATEGY

Our Business & Products
Agrium is one of the largest publicly traded agriculture retailers and wholesale fertilizer producers and distributors in the world. Our 2005 consolidated net sales were a record $3.3-billion and we also achieved record net earnings of $283-million. We are integrated throughout the entire value chain, from sourcing many of the necessary raw materials for crop nutrient production, to supplying the crop inputs directly to growers through our agricultural retail business as well as to industrial and specialty fertilizer customers.
Our Retail business had sales in excess of $1-billion in 2005. We market seed, crop protection products, nutrients and crop services directly to growers across much of North and South America. We own and operate over 200 Retail centers in 21 states across the U.S., and over 30 outlets located in Argentina and Chile with significant associated storage and distribution. We estimate our Retail operations provide products and services to over 50,000 growers every year. Our Retail customers are diverse, ranging from corn farms in the Midwestern U.S. and Argentina, potato farms in Idaho and grape vineyards and almond tree farms in both California and Chile. We supply these growers with virtually all the ingredients they need to help nature nourish the soil and protect the crop in order to produce high quality, healthy food for a growing world population. Our Retail business provides an important and stable base to our earnings profile.
Our Wholesale business had sales in excess of $2-billion dollars in 2005. Wholesale produces, distributes and markets the three major crop nutrients: nitrogen, phosphate and potash, as well as sulphur, controlled release products and micronutrients. We sell more than eight million tonnes of these nutrient products annually, primarily sourced from our production facilities. These products are sold in North America and around the world, with over 85 percent marketed to the agricultural sector. Given the seasonal nature of the majority of our business, the marketing of these products is facilitated by our extensive distribution system, including over two million tonnes of owned and leased storage.
Our Strategy
Agrium supplies the crop inputs required by the world’s farmers to help them feed a growing world population. We believe that we are well positioned to grow the Company for the benefit of our shareholders, customers, communities and employees. Growth is one of the major pillars of our corporate strategy. We intend to build on our existing strengths by taking advantage of growth opportunities across the entire value chain. We are dedicated to continuing to transform Agrium from what started in 1993 as primarily a regional North American nitrogen and potash company to achieve our vision of becoming:
“A top tier global corporation providing diversified agricultural, specialty and industrial products and services in a manner that maximizes growth in shareholder value.”
In order to help accomplish this, we focus on our performance by challenging ourselves through a rigorous annual goal-setting exercise. As part of this process we track our progress against specific key performance indicators and benchmark our results against our competition and a broader peer group.

AGRIUM ANNUAL REPORT 2005	19

MD&A: CORPORATE GOALS, RESULTS & ACCOMPLISHMENTS

Corporate Goals, Results & Accomplishments
We were able to achieve most of the 2005 goals and key performance indicators outlined in the 2004 annual report, including the following:
■
Delivery of our growth objective, with four acquisitions in 2005 and early 2006. All four acquisitions are expected to be accretive and we maintained our debt-to-capital ratio at very close to our target 40 percent level even after these acquisitions. These acquisitions included:

■	Royster-Clark’s $1-billion in annual sales retail and associated wholesale business;
■	the net addition of 14 retail centers in South America and 11 centers in the U.S.;
■	the Nu-Gro specialty fertilizer acquisition; and,
■	the Western Canadian distribution assets of Imperial Oil.
■	Improvement in five out of seven key performance indicators for environmental, health and safety measures.
■	Agrium’s 2005 shareholder return was in the top tenth percentile of the fertilizer sector.
■	Continued to deliver on our commitment to meet requirements set out in the Sarbanes-Oxley Act, including key controls identified and preliminary testing of systems.
■	Continued recognition for our strong corporate governance, including being one of only 33 companies in the world to receive Governance Metrics International’s top rating.
The one goal that was not achieved was to limit our general and administrative controllable costs to one-half the inflation rate excluding foreign exchange and one-time effects. Our general and administrative costs, excluding foreign exchange, business development and compliance costs increased by $8-million or 13 percent in 2005. This was primarily due to increased incentives due to the excellent year and fewer staff vacancies.
In addition to the 2005 goals identified above, we also achieved other milestones including:
■	Record 2005 financial results, with record net sales, gross profit and net earnings;
■	Paid down debt of $301-million during 2005, including redemption of $175-million in preferred securities;
■	Secured additional gas supplies to enable the continued operation of the Kenai, Alaska nitrogen facility for another year;
■	Purchased 4.7 million shares through our normal-course issuer bid in 2005;
■	Named one of the Top 100 Employers in Canada; and,
■	Identified as one of the Best 50 Corporate Citizens in Canada.
Our 2006 key corporate goals are as follows:
■
Integration of the Royster-Clark acquisition, with at least $30-million in margin improvement and cost savings realized in 2007 and beyond. We expect to realize about 50 percent of these annual synergies in 2006, excluding one-time integration and transaction costs.

■	Integration of the Nu-Gro acquisition and continued focus on growing the environmentally friendly specialty fertilizers market segment.
■
Continue to grow the business through acquisition and incremental expansion of the existing base business. This includes the completion of expansion projects currently under way for potash, our controlled release ESN® product and the further evaluation of international nitrogen opportunities.

■	Attempt to secure additional economic feedstock supplies for the Kenai, Alaska nitrogen facility for the continued operation and contribution of the facility.
■	Continue to improve environmental, health and safety measures.
■	Start-up of the potash expansion by the beginning of the fourth quarter of 2006.
■	Full compliance with Sarbanes-Oxley regulations and requirements.
■	Maintain a prudent capital structure to allow us to capitalize on opportunities as they arise.

20	AGRIUM ANNUAL REPORT 2005

MD&A: OUR INDUSTRY & KEY DRIVERS /OUR REPORTING STRUCTURE

Our Industry & Key Drivers
The primary driver for our business is the need for the world’s growers to continue to increase global food production.
Global food demand continues to grow due to an increasing world population and an increasingly economically healthy global community that has spurred demand for high protein and high quality food. We are proud of our role in supplying the crop inputs, or ingredients, that help growers to meet the challenge of providing food for a growing world.
Global grain consumption rose by eight percent or about 160 million tonnes over the past six years, while grain production rose by about six percent or about 110 million tonnes. The ever-growing demand for grain has to be met from a land base that has little room from which to grow. This is one reason that fertilizer demand over the same period increased by over 10 percent or by almost 15 million nutrient tonnes. The trend toward lower global crop inventories and increasing fertilizer demand is expected to continue in 2006, although the rates may be slightly slower than recent levels.
There are numerous factors that affect our business. Local weather conditions and crop prices can impact demand for our products for both our Retail and Wholesale businesses. However, the primary determinant of prices for nutrients is the overall supply and demand balance for each nutrient, including changes in global capacity and operating rates. Raw material costs such as energy and sulphur can also have a significant impact on prices and margins. In addition, government policies and actions both in the domestic and international markets and global economic growth rates can impact the growth rate of industrial demand. They can also influence the rate of growth in global food consumption in the long-term, as they can impact the quality of diets, particularly in less developed regions of the world.
Our Reporting Structure
We operate and report our business through three major operating segments: 1) Retail; 2) North America Wholesale; and, 3) South America Wholesale; and a non-operating segment for Corporate and inter-segment eliminations. We integrated our North and South America Retail segments into one Retail segment in 2004. Prior periods have been restated for comparative purposes.
The following table provides an overview of the contribution made to net sales and gross profit by each operating segment and major product.

NET SALES & GROSS PROFIT BY SEGMENT & PRODUCT

	Twelve months ended December 31
	2005		2004
	Net	Gross	Net	Gross
(millions of U.S. dollars)	Sales	Profit	Sales	Profit

Retail

Fertilizer	626	141	556	131

Chemicals	458	130	416	118

Other	158	76	142	67

Total	1,242	347	1,114	316

North America Wholesale

Potash	255	157	214	106

Phosphate	313	57	309	71

Nitrogen	1,463	374	1,180	315

Total	2,031	588	1,703	492

South America Wholesale

Nitrogen	169	115	143	102

Other inter-segment eliminations	(148)	(3)	(122)	–

Total	3,294	1,047	2,838	910

AGRIUM ANNUAL REPORT 2005	21

MD&A: RETAIL
Our Retail Business
Agrium is one of the largest agricultural retailers in the Americas, with over $1-billion in sales from crop protection products, crop nutrients, seed and services in 2005. Furthermore, we acquired Royster-Clark in early February 2006. This acquisition will double the number of U.S. retail outlets we own and is expected to increase our U.S. retail sales by over 60 percent. The following description and financial results do not incorporate Royster-Clark assets or financial figures given the acquisition occurred in February 2006. Average annual sales in the U.S. agricultural retail market are estimated to exceed $27-billion. Our Retail operations accounted for 38 percent of our total sales and about 19 percent of our EBIT in 2005. Our Retail business purchases crop inputs from major manufacturers, including Agrium Wholesale, and generates value to the grower by providing application services, crop advice and other related services.

MD&A: RETAIL

As illustrated in the map above, we market directly to growers from 254 retail centers across much of the U.S., Argentina and Chile, providing us a direct link to the grower. The large majority of our Retail centers’ sales are made to farmers within a 20-mile radius of each outlet.
We continue to grow our Retail business by increasing sales of private label seed, providing additional specialized services, increasing sales of certain types of crop protection products and through our continuing drive for performance from each of our Retail centers. It is primarily through these efforts that we have been able to deliver nine consecutive years of profit growth from our U.S. based Retail operations and have improved our average returns from our South American Retail operations over the past few years.
Our geographic diversity is a major strength. In the U.S., we conduct Retail operations through our two wholly-owned subsidiaries, Western Farm Service, Inc. (WFS) and Crop Production Services, Inc. (CPS). WFS operates 88 centers and accounts for about 62 percent of our total U.S. Retail sales. As its name implies, WFS outlets are located in five western states, primarily California and the U.S. Pacific Northwest region. CPS accounts for the remaining 38 percent of sales, with 131 outlets in the Midwestern and Northeastern U.S. Our South American Retail operations are conducted through our wholly-owned subsidiary, Agroservicios Pampeanos S.A. (ASP) and consist of 31 outlets in Argentina and four outlets in Chile with sales of $146-million. This geographic diversity helps reduce the chances of adverse weather or prices for a particular region or crop having a significant impact on our total Retail results. Our U.S. based Retail operations also own approximately 500,000 tonnes of fertilizer warehouse space, which allows us to take advantage of anticipated movements in nutrient prices between the key application seasons.
Our Retail business is influenced by many of the same drivers as the broader agriculture sector. However, regional influences, such as weather and pest conditions, can be more important to an individual retail center’s bottom line than many macro-variables such as crop prices. For example, a major outbreak of a particular crop disease in California can increase crop protection product sales and returns, as well as application revenues. Factors such as weather, government programs, crop acreage shifts in a particular region, and to a lesser extent, crop and input prices, can all influence product sales and services.

AGRIUM ANNUAL REPORT 2005	23
RETAIL GEOGRAPHIC DIVERSITY
Western Farm Crop Production Agroservicios Service Services Pampeanos S.A.
2005
2005 2005 Revenue $683-million (55%) Revenue $413-million (33%) Revenue $U6-million (12%) Gross margin 29% Gross margin 30% Gross margin 18% Key crops: fruit, vegetables, Key crops: corn, soybeans, wheat Key crops: wheat, Wheat soybeans, corn, fruit

MD&A: RETAIL

Our Retail operations operate independently from Wholesale in that they purchase product at market price from a variety of producers and wholesalers, including inter-company sales from our Wholesale operations. Our U.S. based Retail operations purchase less than 35 percent of their total fertilizer requirements from our Wholesale operations. In South America, ASP purchases a majority of its urea requirements from the Profertil facility, of which we are a 50 percent owner. This is the only nitrogen facility in Argentina that produces granular urea.
Two overriding long-term trends in the agriculture sector are continued industry consolidation and increased complexity of the business. We believe our Retail operations are well positioned to benefit from both of these trends.
Industry consolidation continues to occur at both the grower and agricultural retailer level, as the number of commercial growers continues to decline and farms become larger. A key component of our strategy is to focus our marketing efforts on the most successful growers in the region by offering superior service. These growers are the early adopters of new technology. They are also the growers that will survive and prosper in the long term. As these customers grow in size and importance, so does our Retail business. This basic principle allows us to grow our business without acquiring facilities or new customers.
The agricultural retail business is becoming increasingly complex due to a combination of new technologies and regulations. For example there are new technologies and product offerings in seed, crop protection products, crop application methods and specialized software. There is also an increase in the number and complexity of new government regulations and programs. A key component of our Retail business is to add value for growers by providing them with advice and expertise in order for them to make more informed choices and maximize their returns. This requires a retail operation that has significant depth of knowledge across a broad range of issues.
Retail Strategy
Our success in Retail over the past decade has been due to our continued focus on:
■	committing to a strict program of performance management;
■	growing the business in general and the seed business in particular;
■	building relationships with leading growers;
■	expanding only in prime agricultural regions; and,
■	optimizing returns from economies of scale.
Our attention to performance management is perhaps the single most important component of our Retail strategy and performance. The specific actions associated with this include:
■	attention to people (customers and employees);
■	accountability at each retail outlet and for Retail as a whole;
■	management of the details, as each retail center is its own business with its own local challenges which must be actively supervised;
■	appropriate incentive plans to encourage desired behavior at the retail center level and reward according to contribution, which ultimately shows in earnings results; and,
■	empowerment within a defined structure of each retail center to make appropriate decisions at the retail outlet level, avoiding cumbersome and expensive bureaucracy.
Looking forward, we remain focused on refining and implementing our existing strategy and on growing our Retail business through acquisitions. Our South American operations will focus on capturing the opportunities from our 2005 acquisition and improving the results from our original facilities. Our continuing goal is to look for opportunities to increase the size of the business and benefit from our economies of scale without sacrificing the quality of our products and services.
Key Retail Developments
We expanded our South America Retail operations in February of 2005 with the acquisition of additional retail outlets. We also acquired various branded crop protection product registrations as part of the acquisition. As a result, we now have 35 outlets in South America, 31 in Argentina and four in Chile, compared with 21 in 2004. The purchase price for this acquisition was primarily the value of working capital. Two integration goals are to increase fertilizer sales at the newly acquired outlets and introduce sales of the newly acquired branded crop protection products at our original ASP outlets. These operations were fully integrated as of the fourth quarter of 2005.
We also grew the number of U.S.-based retail farm centers in 2005 and early 2006 through a number of smaller acquisitions in the Midwestern and Eastern U.S. This increased the number of U.S.-based retail outlets to 219 in 2005, compared with 206 in 2004 and 206 in 2003.

24	AGRIUM ANNUAL REPORT 2005

AGRIUM & ROYSTER-CLARK RETAIL CENTERS
Over 500 U.S. retail centers by combining Agrium and Royster-Clark
Existing Agrium retail centers
Royster-Clark retail centers

MD&AP: RETAIL
Royster-Clark Acquisition

Agrium acquired control of Royster-Clark as of February 9, 2006. Royster-Clark, with annual revenues exceeding  $1-billion, is a major retail distributor of agricultural fertilizers, chemicals and seed and provides agronomic services to growers principally in the Midwestern and Southeastern U.S. In addition to its 254 retail farm centers, Royster-Clark operates more than 30 seed processing, fertilizer granulation and fertilizer blending facilities. It also operates over 70 storage warehouses, distribution terminals and other storage capacity exceeding one million tonnes. Royster-Clark operates two small nitrogen manufacturing facilities which supply nitrogen fertilizers to its retail distribution business, third-party retailers and industrial customers. The larger of the two production facilities, the East Dubuque, Illinois nitrogen plant, is currently under a contract for sale.
The acquisition of Royster-Clark’s 254 retail farm centers is an excellent strategic fit with very little market overlap with our existing locations in the Midwestern U.S. The acquisition will add further geographic and product diversity to our existing 254 facilities located in the U.S., Argentina and Chile. The addition of Royster-Clark is expected to increase our U.S. retail revenues by over 60 percent and significantly increase our retail earnings. This aligns with our corporate strategy of increasing the more stable components of our earnings profile, thereby reducing cyclicality and increasing Agrium’s bottom-of-the-cycle earnings. In addition, Royster-Clark’s distribution terminals will provide storage and throughput capacity to facilitate the expected increase in importation of nitrogen fertilizer over time.

MD&A: RETAIL

Retail Products & Services
Fertilizer
Growers utilize crop nutrients in order to optimize their crop yields and to improve their economic returns. Growing crops deplete nutrients from the soil. These nutrients need to be replenished in order to optimize crop yields and quality, ultimately maximizing growers’ economic returns. Fertilizers provide a solid return on a grower’s investment. This is the primary reason why fertilizer demand is largely inelastic, even if there are relatively significant changes in the price of nutrients or crop prices.
Our Retail operations provide a full line of crop nutrient products including nitrogen, phosphate, potash and micronutrients in either liquid or dry form. Fertilizers can be applied in a variety of ways. For example, ammonia is injected into the ground, liquid solutions can also be injected, applied to the ground, or applied directly on growing plants through irrigation equipment, and dry fertilizers are broadcast or banded on the soil. Our registered term “Root Zone Banding” involves the injection of dry fertilizer into the root zone. We blend these crop nutrients to match our customers’ specific soil requirements. The composition of the blend will vary depending on a variety of factors such as the crop type, past practices and soil conditions. Our crop advisors work with the grower to determine optimal fertilizer use. One of the tools they use to do this is to conduct soil or crop leaf tests to determine nutrient deficiencies in the soil. Our unique “Crop
Monitoring Program” for high-value crops involves leaf testing throughout the growing season. Appropriate nutrients are then applied when needed to maximize crop yields.
Crop Protection Products
We market over $400-million annually in crop protection products consisting of herbicides, insecticides and fungicides. These three product groups minimize crop losses to weeds, insects and diseases, thus ensuring optimal crop health. We source the majority of our crop protection products and our seed varieties from major crop protection/chemical firms.
Seed, Other Products & Services
Our crop advisors test many seed varieties at our field plots to find the best performing varieties for each region. We then take the best of the seed offerings for that particular region’s soil and growing conditions and market it under CPS’ private label.
We also offer custom application of nutrients and crop protection products for growers. Our crop advisors consider many factors in recommending the type and timing of product application including such local factors as moisture, temperature and wind conditions, as well as time until harvest and future planting intentions. When appropriate, the precision placement of fertilizer and limestone using global positioning satellite (GPS) technology is utilized.
Our goal is to help growers proactively counter diseases and pest pressures on a cost-effective basis before they impact crop quality and yield. We operate approximately 1,500 weather-monitoring stations in our WFS division. Our crop advisors use the information from these stations with predictive software to recommend the timely application of crop protection products. Weather station data, accounting information and historical records are an integral part of our Ag-Decision Network that is available to our customers on a protected basis via the internet.

26	AGRIUM ANNUAL REPORT 2005

MD&A: RETAIL

RETAIL PERFORMANCE	Year Ended December 31			Variance Analysis
				2005	2004
(millions of U.S. dollars)	2005 [a]	2004 [a]	2003 [a]	v.2004	v.2003

Fertilizers
Net sales	626	556	468	70	88
Cost of product	485	425	351	60	74

Gross profit	141	131	117	10	14

Crop protection products
Net sales	458	416	399	42	17
Cost of product	328	298	288	30	10

Gross profit	130	118	111	12	7

Seed and other products and services
Net sales	158	142	148	16	(6)
Cost of product	82	75	78	7	(3)

Gross profit	76	67	70	9	(3)

Total gross profit	347	316	298	31	18

Selling expenses	239	222	214	17	8
General and administrative	10	8	8	2	–
Depreciation and amortization	17	18	19	(1)	(1)
Other expenses	(15)	(13)	(9)	(2)	(4)

EBIT	96	81	66	15	15

(a) International Retail net sales were $146-million (2004 – $118-million, 2003 – $92-million) and gross profit was $26-million (2004 – $22-million, 2003 – $17-million).

Retail 2005 Overview of Results
Our total Retail net sales increased again in 2005, reaching $1,242-million in 2005, which is 11 percent above 2004 and 22 percent higher than 2003. Our Retail operations achieved their ninth consecutive year of improved earnings, as Retail’s EBIT increased to $96-million in 2005, compared with $81-million in 2004 and $66-million in 2003. Our Retail sales for all three major product categories showed noticeable improvement this year, with fertilizer sales up 13 percent, crop protection products sales 10 percent higher and seed sales up 19 percent compared with 2004 levels. We anticipate that the trend in higher sales and earnings will continue, partly supported by the increase in the number of retail centers in 2005 and early 2006.
Fertilizers
Our fertilizer gross sales achieved another record in 2005, due to increased prices for all three nutrients. Due to the significant increase in prices, sales volumes in 2005 at our U.S. based farm centers were down slightly compared with last year’s levels. Our South American retail fertilizer sales volumes increased slightly in 2005, despite poor weather, lower crop prices and a switch to planting more soybeans. Soybeans require no nitrogen fertilizer application.
Crop Protection Products
Generic crop protection products tend to reduce average unit sales prices for crop protection products and seed genetics reduce crop protection product volumes. Increased sales of genetically modified seeds and unusually high fungicide and insecticide sales more than offset this trend of reduced chemical sales. The trend in higher industry seed sales is illustrated in the graph on the following page.
Crop protection product sales and gross profit in 2005 were higher than both 2004 and 2003. Total revenues increased 10 percent in 2005 to reach $458-million, compared with $416-million in 2004 and $399-million in 2003. The sales gains were due to disease pressure in the western U.S. and insect pressure throughout our markets.
Entering the 2005 growing season, Asian Rust was a concern for U.S. soybean growers. This disease had been identified as a potential threat early in 2005 and many retailers purchased fungicides as a precautionary measure. The disease had no material impact on the crop in 2005, although it remains a potential threat to U.S. soybean producers in the future. Manufacturers repurchased the unused fungicides, reducing surplus inventories at the retailer level.

AGRIUM ANNUAL REPORT 2005	27

MD&A: RETAIL

Seed, Other Products & Services
In addition to crop nutrients and crop protection products, we offer a wide range of seed and application services to our customers. Seed is a key growth market for our Retail operations. Our 2005 seed sales increased by 19 percent over 2004 to $68-million. This was due to a combination of higher seed sales volumes and increased prices. Our North American seed sales have increased by an average of 17 percent per year over the past five years and we expect the strong sales growth to continue. The growth in seed sales has been primarily in the U.S. Cornbelt. This region includes the large-acre crops which offer seed companies the greatest returns from the development of new seed genetics. These new genetics are primarily corn and soybean seeds that offer growers increased crop-yield potential and lower input costs. The increase in the volume of seed sales is partly due to more patented soybean seed being purchased every year, rather than growers saving seed from the previous year’s harvested crop.
Our private label seed business accounts for about one-third of our total seed business at our CPS outlets. Seed sales make up a smaller proportion of WFS total sales as this region has a small number of corn acres and no soybean acres where genetically enhanced seed varieties are dominant. Seed sales at our ASP outlets account for approximately five percent of total sales and have grown at an average annual rate of about eight percent per year over the past two years. We have begun testing seed varieties to be sold under the ASP private label.
Expenses
Our Retail expenses increased approximately seven percent or  $16-million  in 2005  compared  with 2004,  and  were $19-million higher than 2003. The largest increases were selling expenses such as payroll maintenance and mobile equipment. Our selling expenses tend to fluctuate directly with our sales and service activity. Selling expenses as a percentage of net sales in 2005 have decreased over the past three years.

28	AGRIUM ANNUAL REPORT 2005

2005 WORLD NUTRIENT CONSUMPTION
120
100
80
60
40
20
0
Industrial
Agricultural
Industrial
Agricultural
Industrial
Agricultural
Nitrogen
Phosphate
Potash
SOURCE: International Fertilizer Association, Fertecon
Million tonnes of nutrients ←

MD&A: WHOLESALE
Our Wholesale Business
A key strength of our Wholesale business is the diversity in our product mix, as well as geographic diversity in terms of both production and sales markets. This is illustrated in the overview of our production and sales regions shown in the map on the following page. Our potash sales accounted for over 15 percent of our overall gross profit in 2005. Just over half of our 2005 volumes were sold in North America and the other half was marketed to offshore markets. International nitrogen gross profit from our Profertil facility in Argentina and our Kenai, Alaska facility accounted for 36 percent of our total Wholesale gross profit in 2005. Our North American nitrogen sales account for about 34 percent of our Wholesale gross profit. Our phosphate sales are almost exclusively in Western Canada and the U.S. Pacific Northwest regions, and phosphate sales accounted for about eight percent of our 2005 Wholesale gross profit.

MD&A: WHOLESALE
2005 WHOLESALE CAPACITY, PRODUCTION & SALES
(000’s of product tonnes)

	Nitrogen Volumes (a)			Phosphate Volumes			Potash Volumes
	Capacity	Production	Sales	Capacity	Production	Sales (b)	Capacity	Production	Sales

International	2,140	2,052	1842	–	–	34	–	–	751

North America

Canada	3,775	2,989	1,670	680	593	603	1,790	1,720	99

U.S.	1,134	853	2,270	644	485	462	–	–	761

Total	7,049	5,894	5,782	1,324	1,078	1,099	1,790	1,720	1,611

(a)	North America Wholesale and South America Wholesale combined, includes ammonium sulphate and other, capacity as of December 2005.

(b)	International phosphate sales of 34,000 tonnes were South America Wholesale purchases and resales.

30	AGRIUM ANNUAL REPORT 2005

MD&A: WHOLESALE

Wholesale Strategy
Our Wholesale strategy is aligned with our corporate vision with a particular emphasis on growth and optimizing the base business. The key focus over the next few years will be on: increasing our leadership position in the environmentally friendly specialty fertilizer business; the continued evaluation of high-return debottlenecks at existing facilities; and, investment in potential new offshore facilities. We also continue to optimize our returns in the U.S. nitrogen market through make-versus-buy opportunities and leveraging our distribution capabilities in the North America and Argentine markets.
Wholesale Products & Services
Nitrogen Products
All nutrients are essential to plant growth, however nitrogen is the single most important crop nutrient as it is critical to a crop’s healthy growth, yields and protein levels. Global production and consumption of nitrogen is larger than for potash and phosphate combined. World production of nitrogen measured in nutrient form is estimated at 118 million tonnes in 2005. When converted and measured in the end product form such as urea, total global nitrogen production is well over 250 million product tonnes.
While ammonia is the building block for all forms of nitrogen, urea is the most important nitrogen product in terms of global production and world trade. Urea accounts for over 60 percent of the nitrogen used in developing countries, where the majority of future demand growth will occur.
Agrium is a significant global producer and marketer of nitrogen products. In 2005, we produced almost four million tonnes of gross ammonia. We are one of the largest nitrogen producers in the world, producing five major types of nitrogen fertilizers, including: ammonia, urea, urea ammonium nitrate solutions (UAN), ammonium sulphate and industrial grade ammonium nitrate. Many of our nitrogen facilities have the capability to switch their mix of production between different forms of nitrogen. Urea volume accounted for about 46 percent of our total nitrogen sales in 2005 with ammonia being the second largest saleable product accounting for 33 percent of total nitrogen sales. While we continue to have significant earnings leverage from our North American based nitrogen facilities, earnings from other products, services and regions are increasing in importance.
We own two nitrogen facilities that target international markets, one in Argentina and the other at Kenai, Alaska. These two facilities accounted for about 32 percent of our total 2005 nitrogen sales and 51 percent of our nitrogen gross profit. We own four nitrogen facilities in Western Canada that produce ammonia and upgraded nitrogen products and one in the U.S. located at Borger, Texas. We also own two facilities in the U.S. that produce upgraded nitrogen products based on ammonia supplied from other locations, one at Kennewick, Washington, and the other at Sacramento, California, which is also used as an import terminal.
In June of 2005 we announced that we would discontinue production and sales of agricultural grade ammonium nitrate. We produced ammonium nitrate at our Redwater, Alberta facility, our Kennewick, Washington plant and at our Homestead, Nebraska facility. This decision was made as part of our ongoing process to optimize returns from our base business and to reduce potential exposure related to security concerns. By reducing ammonium nitrate production, we have been able to increase production of other nitrogen products at our Redwater facility, partially offsetting the resulting lower production. The Homestead, Nebraska ammonium nitrate facility ceased operation as a production facility and was converted to a storage and terminal center.
We were able to extend the life of the Kenai, Alaska nitrogen facility to October 31, 2006 as a result of gas supply agreements with all Cook Inlet, Alaska gas suppliers. The specifics of these contracts are subject to confidentiality agreements, however gas prices will be higher in 2006 than they were in 2005 and 2004. We continue to work on a further extension to these gas contracts to allow the facility to continue to operate and contribute to net earnings. We are also working to evaluate the potential use of coal gasification as a feedstock for the Kenai facility. The proposed gasification plant would use local low-sulphur coal to produce the feedstock needed for ammonia and urea production. It would also produce a significant amount of electricity that could be sold into the Alaska power grid.
Nitrogen Strategy & Key Developments
Our nitrogen strategy will focus on the following:
■	Optimize returns from our North American-based nitrogen assets by continuously assessing make-versus-buy decisions, while enhancing our North American import capabilities.
■	Minimize costs and optimize product mix depending on market demands at all facilities and in all markets.
■	Increase the proportion of our international production capability, with low cost, long-term gas contracts and secure marketing rights to associated traded product.
■	Significantly increase our sales and markets for controlled release nitrogen products.

AGRIUM ANNUAL REPORT 2005	31

MD&A: WHOLESALE

Specific action items and tactics that we expect to focus on in 2006 include:
■
Taking measures to increase our fertilizer import and distribution capabilities within North America, which may include investing in additional North American port, transportation and warehousing assets.

■
Successful integration of the Nu-Gro acquisition, and the continued growth in the important controlled release market segment. We will leverage the strength and expanded capacity of our controlled release ESN® and Duration CR® products, with the newly acquired Nu-Gro specialty fertilizer products. We believe there is significant growth potential for the specialty fertilizer segment from both an economic aspect and the significant environment benefits offered by controlled release products.

■
We will continue to evaluate growing our production and distribution in South America. As part of this strategy we are working with our Profertil partner to evaluate the potential to produce up to 500,000 tonnes of UAN and a possible small increase in our urea capacity at our jointly owned nitrogen facility in Argentina.

■
We are actively evaluating the development of a new world-scale nitrogen facility on Egypt’s Mediterranean Coast that would have an annual capacity of over one million tonnes of urea. A decision on whether we will proceed with this is expected in 2006.

Potash Products
Agrium is one of the top three producers of potash in North America and one of the top 10 potash producers in the world. Crops need potash to improve resistance to drought and disease; it also regulates water balance, starch and protein synthesis. We produced 1.72 million tonnes of potash in 2005 from our potash mine and mill at Vanscoy, Saskatchewan. This facility has a proven annual capacity of 1.79 million tonnes of potash. The potash sales graph illustrates that we have increased our potash sales in each of the past four years. It also shows the anticipated increase in our production capacity for premium and total product after the expansion is complete. Potash accounted for 22 percent of Wholesale’s gross profit in 2005, up from 18 percent in 2004. The substantial increase in gross profit contribution is a result of increasing potash prices, resulting from strong global growth in demand over the past few years, and limited new global capacity added over the same period. There are a number of capacity additions anticipated to come on-stream at various mines starting in late 2006.
The global potash market is relatively concentrated, with Saskatchewan potash producers accounting for 31 percent of global potash production and 38 percent of global trade. Agrium’s potash production accounted for approximately three percent of global production in 2005. The other key global producing and exporting region is in Eastern Europe, specifically Russia and Belarus. This region produces approximately 34 percent of global potash production. The average growth in global potash demand is estimated to have risen by almost 6.5 percent per year over the past three years, compared with an average of three percent over the past 10 years.
Agrium markets its international potash sales through Canpotex Limited (Canpotex), which is an offshore marketing agency for the three major Saskatchewan potash producers. Agrium has an investment in Canpotex with about nine percent of total Canpotex sales. International potash demand increased again in 2005, despite reduced demand from Brazil due to drought conditions and lower crop prices. Our international sales through Canpotex increased to 751,000 tonnes in 2005, accounting for 47 percent of our total potash sales. This was an increase from the 730,000 tonnes of international sales in 2004, when Canpotex sales accounted for about 41 percent of our total potash sales.
There are two major grades of potash: standard and premium. Premium grade is a higher value product as it is a larger and more uniform size than the standard product and therefore more conducive to bulk blending with other dry granular fertilizers. International demand for premium product is growing at a much faster rate than for standard, in part because standard tends to be used in the lower growth industrial segment. We produced about 1.2 million tonnes of premium grade potash, or 68 percent of our total potash production, in 2005. Our premium potash production is expected to reach 1.5 million tonnes in 2007, as part of our current potash expansion.

32	AGRIUM ANNUAL REPORT 2005

MD&A: WHOLESALE

Potash Strategy & Key Developments
Our strategy in potash is to continue to expand production capacity, particularly in the faster growing premium potash market, both in the near term and the medium to long term. The 310,000 tonnes, or approximately 17 percent, increase in our potash capacity is scheduled for completion by the end of the third quarter of 2006. This is the first of two possible expansions at the Vanscoy mine site.
We are also in the early stages of evaluating a potential second phase expansion of approximately 300,000 tonnes at the Vanscoy mine. It is anticipated that detailed engineering will be complete on this proposal in late 2006. The earliest this project could be on stream would be 2009.
We are in the process of exploring for high quality potash reserves in the provinces of Manitoba and Saskatchewan for a potential new Canadian mine some time in the future. The first step in this process is to conduct seismic exploration and to secure Crown and freehold mineral leases.
The Saskatchewan government announced positive changes to the Potash Production Tax legislation in 2005. The main changes to the tax regime apply to new capacity expansions in excess of 200,000 tonnes of potash per year. The changes included a 10-year tax holiday on the base tax payment and an increase in the rate of depreciation on certain allowable capital expenditures. These changes made the planned future capacity expansions at our Vanscoy operation more attractive and lowered the overall cost structure for new production capacity.
Phosphate Products
Agrium is the fourth largest phosphate producer in North America and the only phosphate producer in Canada. Phosphate is also an important nutrient for plants as it encourages early crop development, and stimulates root development and flowering. Agrium has a combined capacity of 1.3 million tonnes of phosphate products from our two facilities, one in Redwater, Alberta and the other in Conda, Idaho. Phosphate sales contributed $57-million in gross profit and accounted for eight percent of Wholesale’s total gross profit in 2005.
The majority of phosphate produced and sold in North America is made up of two similar forms of dry granular products called diammonium phosphate (DAP) and monoammonium phosphate (MAP). There are also numerous other forms of phosphate products for agricultural and industrial use. Our Redwater facility predominantly produces MAP, while our Conda facility produces MAP as well as super phosphoric acid and ammonium phosphate sulphate.
The three primary raw materials required to produce MAP are sulphur, ammonia and mined phosphate rock. We own and operate two phosphate rock mines dedicated to supplying our two phosphate processing facilities. The Kapuskasing mine in Ontario, Canada has over 10 years of ore reserves at current utilization rates. The rock from this mine is shipped to our Redwater facility for processing. The phosphate content of this rock is high compared to the industry average, although it contains relatively high iron content that can create processing challenges. We experienced problems with processing higher iron content rock due to moving to a new area of the mine in late 2005 and this may result in higher than average production costs into 2006. The Redwater phosphate facility is integrated with our Redwater ammonia facility, and sulphur is available locally at very competitive rates, given the abundant supply of byproduct sulphur from oilsands and natural gas production in the region. Our Conda facility obtains its rock supply from our Dry Valley rock mine located about 32 kilometers from our processing site and our sulphur for Conda is largely sourced from sulphuric acid from Utah, local refineries and natural gas production facilities.
Phosphate Strategy & Key Developments
Our strategy on phosphate is to optimize our base business through cost control; grow our customer base for specific phosphate products and regions; and, continue to monitor opportunities for potential acquisition.

AGRIUM ANNUAL REPORT 2005	33

MD&A: WHOLESALE

We are in the final stages of completing expansions to our gypsum stack storage area at both our Redwater and Conda facilities. These projects proceeded after we were granted the necessary approval from government agencies for the extensions in 2005. Conda completed its expansion in 2005 and the Redwater gypsum stack expansion will be completed in the first half of 2006. These expansions are expected to extend the life of each of the two storage areas by at least 10 years.
Industrial Products
The same nutrients that help crops reach their full yield potential are also used in a wide variety of industrial uses. For example, urea is used for the production of resins in the lumber industry, potash for recycling of aluminum and phosphates are used as a retardant material to prevent the spread of forest fires. Approximately 15 percent of our Wholesale sales are to the industrial market. Sales to this sector tend to be evenly distributed throughout the year, much of it priced on a cost-plus basis, which provides a base to our earnings through the slower agricultural off-season periods.
Distribution & Storage
Distribution and storage are an integral part of our Wholesale operations. A large majority of our Wholesale sales are to growers in North America and Argentina who have a very short window of opportunity to purchase and apply nutrients. The seasonal nature of much of our Wholesale business requires us to have significant transportation, storage and warehousing capabilities to ensure the supply of the right type of fertilizer is available to our customers at the right time. This capability often allows us to obtain an in-season price premium for our products and markets.
We own over 1.5 million tonnes of dry and liquid storage through our Wholesale operations and lease an additional 300,000 tonnes of warehouse space within North America alone. Our Wholesale operations work closely with six different railways and over 300 different trucking companies in three countries, to ensure our products are available to customers at the right time. We own or have berths at deep-water port facilities in Argentina and one in Sacramento, California. We also utilize various pipelines, barges and ocean vessels to move our product. These assets are a valuable and integral part of our value chain but are not measured as a separate financial business segment.
In 2005 we acquired the fertilizer distribution assets of Imperial Oil Limited and integrated them as part of our Wholesale distribution business. As part of this acquisition, we obtained the fertilizer storage and distribution assets and associated long-term leases for land at over 190 independently operated retail locations. We also obtained exclusive fertilizer supply agreements with the independent operators. As a result, we expect to increase our sales to these locations, providing us with an opportunity to increase the proportion of our product sold into Western Canada. Typically, these locations market over 500,000 tonnes of fertilizer per year.
Specialty Products
In addition to the major agricultural and industrial products, we also produce and market controlled release products and micronutrients as part of our specialty products offerings. We significantly expanded the depth of our controlled release product line and total sales in this market segment through our recent acquisition of Nu-Gro.
Controlled release products such as our patented-process controlled release nitrogen products include both ESN® and Duration CR®. We completed our ESN® production capacity expansion from 30,000 to 150,000 tonnes in early 2006 to meet increasing demand from growers. We are also evaluating how best to reach additional customers on a long term basis by pursuing in-market coating opportunities. Duration CR® is specifically manufactured for professional turf and high-value crops, such as strawberries. We are increasing production capacity of Duration CR® from 10,000 to 40,000 tonnes per year in early 2006. These products provide significant economic and environmental advantages over traditional fertilizers.
We also produce approximately 24,000 tonnes of micronutrients at our Reese, Michigan facility. These products are sold primarily into the U.S. Cornbelt and Eastern Canada. Micronutrients are secondary nutrients such as iron, zinc, manganese, copper and boron. These nutrients are also required by plants to help them to reach optimal yield levels. Application rates for micronutrients are much lower than for the three main nutrients, although margins are considerably higher on a per tonne basis.

34	AGRIUM ANNUAL REPORT 2005

MD&A: WHOLESALE

Nu-Gro®

In January 2006, Agrium purchased from Spectrum Brands Inc. its Nu-Gro fertilizer technology and professional products businesses. Nu-Gro produces and distributes controlled release and professional turf products, with total annual sales of approximately $80-million and average gross margins of about 24 percent. The controlled release nitrogen products include branded products - Nitroform®, Nutralene®, SCU® and IB Nitrogen that are marketed to finished product producers for use on golf courses, sport turf, home lawns, high yield agricultural crops, nurseries and in greenhouses. The professional turf products, Proturf® Professional Turf Products, Nu-Gro and Par Ex®, are marketed directly for use in golf course and lawn care applications. We funded the purchase price of $86-million from cash on hand. This acquisition will increase our sales and earnings in the growing specialty fertilizer segment and provide sufficient critical mass to form a new strategic business unit.

The Future Is ESN®, Smart Nitrogen

ESN® is our patented process, producing a controlled release nitrogen product for large acre crops. This product encapsulates urea inside a specially designed polymer coating that permits the release of nitrogen to match the needs of the growing plant. Polymer technology allows for nitrogen to be released closer to when the crop needs it, making it a more efficient product and reducing losses to the environment. As a result, ESN® has the ability to increase crop yields, improve nutrient efficiency, allow a wider window of nutrient application and reduce fuel costs and the growers’ time by lowering the number of passes over a field.

Key facts:

■ University, government and on-farm grower studies show that using ESN® can increase yields by up 12-15 bushels per acre for corn (or by about 10 percent) versus conventional nitrogen;

■ Nitrogen release rates are dictated by water and soil temperature, which are the same factors that regulate crop growth;

■     Third party endorsement includes Farm Industry News’ FinOvation Award for the top product in the Crop Chemicals category, three-year research funding of $500,000 from the Government of Canada, and $450,000 from the Alberta government;

■ ESN® production technology may be expanded to other fertilizers such as phosphate; and,

■ We estimate the North American market demand could surpass three million tonnes over the next five to 10 years.

MD&A: NORTH AMERICA WHOLESALE
North America Wholesale
NORTH AMERICA WHOLESALE PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Nitrogen

Net sales	1,463	1,180	1,044	283	278	5	136	135	1

Gross profit	374	315	254	59	58	1	61	60	1

Potash

Net sales	255	214	160	41	66	(25)	54	45	9

Gross profit	157	106	61	51	62	(11)	45	40	5

Phosphate

Net sales	313	309	261	4	34	(30)	48	26	22

Gross profit	57	71	44	(14)	(7)	(7)	27	23	4

Total net sales	2,031	1,703	1,465	328	378	(50)	238	206	32

Total gross profit	588	492	359	96	113	(17)	133	123	10

Selling expenses	19	17	15	2			2

General and administrative	21	22	20	(1)			2

Depreciation and amortization	107	116	99	(9)			17

Royalties and other taxes	35	22	11	13			11

Other expenses	(2)	52	28	(54)			24

EBIT before special items	408	263	186	145			77

Special Items

Kenai award and settlement	–	(86)	–	86			(86)

Asset impairment	–	–	235	–			(235)

EBIT	408	349	(49)	59			398

North America Wholesale Results
Our North America Wholesale (NAW) EBIT increased to $408-million in 2005, compared with $349-million in 2004 and a $49-million loss in 2003 due to the Kenai, Alaska asset impairment charge that year. The rise in nutrient prices more than offset higher production costs for both nitrogen and potash over the past two years. Total gross profit for North America Wholesale has steadily increased over the past three years from $359-million in 2003, to $492-million in 2004 and finally to $588-million in 2005. The specific changes in price, costs and volumes by product are outlined in the table above.
North America Wholesale Expenses
Selling expenses increased to $19-million in 2005, compared with $17-million in 2004 and $15-million in 2003. Depreciation and amortization declined by $9-million in 2005 due primarily to lower depreciation costs for the Kenai nitrogen facility. There is less than $4-million remaining to be depreciated for this facility at the end of 2005. General and administrative costs have not changed significantly over the past three years, despite a steady rise in the Canadian dollar.

36	AGRIUM ANNUAL REPORT 2005

MD&A: NORTH AMERICA WHOLESALE
Nitrogen Products
NAW NITROGEN PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Nitrogen

Total tonnes sold	5,182	5,159	5,156	23			3

Total net sales	1,463	1,180	1,044	283	278	5	136	135	1

Cost of product	1,089	865	790	224	220	4	75	75	–

Total gross profit	374	315	254	59	58	1	61	60	1

Selling price per tonne	282	229	202

Cost of product per tonne	210	168	153

Nitrogen Gross Profit
Our nitrogen gross profit increased to $374-million in 2005, compared with $315-million in 2004 and $254-million in 2003 as summarized in the table above. This increase in profit was due to strong global nitrogen prices, resulting from a continuation of the tight global demand and supply situation that started in 2004. Product prices rose more than the cost of production in each of the past three years, while total sales volumes were relatively unchanged. Nitrogen margins were strongest in the second and third quarter, and declined in the fourth quarter due to much higher gas prices in North America. Agrium’s per tonne margins showed a significant increase in 2005, averaging 18 percent, or $11 per tonne, higher than in 2004. They should be somewhat lower in 2006 if North America gas prices remain high.
Nitrogen Prices
International and domestic nitrogen prices have been on an upward trend for the past few years. For example, global urea prices in 2005 were 31 and 52 percent higher than 2004 and 2003 respectively. This was due to a tightening in global nitrogen supply and demand, which occurred despite significant new global nitrogen capacity coming on stream over the past few years. There was approximately six million tonnes of new urea capacity added between 2003 and 2005. Much of this was in China, where exports actually declined in 2005. This was a result of the Chinese government eliminating the urea export subsidy in late 2004 and the introduction of a urea export tax in 2005 to keep more urea within the country and make it more affordable for domestic growers.
We participate in a number of regional markets that have different benchmark sale prices. The key international benchmark prices for urea and ammonia are the Black Sea ports at Yuzhny, Ukraine and Arab Gulf ports. Within North America our most important markets are in Western Canada and the northern portion of the U.S., including the Pacific Northwest. These regions have a higher selling price than the U.S. Gulf, which is a key producing and import terminal, as well as the Southern and Eastern U.S. price due to the cost of transportation and storage.
Nitrogen Production Cost
The world energy supply and demand situation tightened considerably in 2005. Oil and coal prices rose significantly in 2005, which had an impact on gas prices in Western Europe and North America, as well as on coal and naphtha oil distillates in countries like India and China that use these products as a feedstock to produce nitrogen.

AGRIUM ANNUAL REPORT 2005	37

MD&A: NORTH AMERICA WHOLESALE

Our average unit production cost for nitrogen rose 25 percent in 2005, due primarily to higher natural gas costs. Our nitrogen cost of product averaged $210 per tonne in 2005, compared with $168 per tonne in 2004 and $153 per tonne in 2003. The cost of natural gas accounts for as much as 90 percent of the cost of producing a tonne of ammonia, and only slightly less for other nitrogen products such as urea and UAN solutions.
North American Wholesale purchased approximately 134 million MMBtu per year of gas in 2005. Our four Western Canadian nitrogen facilities benefit from being able to source less expensive Alberta priced gas (AECO), relative to the U.S. NYMEX gas price. Alberta is a significant net exporter of natural gas and the Alberta gas price has averaged $1.03/MMBtu lower than NYMEX over the past three years, which is similar to the cost of transporting the gas via pipeline to key U.S. markets. This price spread widened considerably in the fall of 2005, as can be seen from the table below. This was partly due to the significant increase in U.S. gas prices following the two hurricanes that damaged the U.S. Gulf Coast in the third quarter of 2005.
The Borger, Texas ammonia facility is our only nitrogen facility that produces ammonia in the mainland U.S. and it accounted for only 10 percent of our 2005 North American Wholesale gas purchases. Gas prices at Borger were also advantaged relative to NYMEX gas price levels, averaging $1.18/MMBtu lower than NYMEX in 2005.
Sales Volumes & Operating Rates
Wholesale nitrogen sales volumes in 2005 totaled 5.18 million tonnes of product, which was slightly higher than both 2004 and 2003. There was little change in the product mix of the different nitrogen products, other than an increase in ammonia and lower urea and ammonium nitrate sales.
We temporarily idled our Fort Saskatchewan, Alberta and Borger, Texas facilities in December of 2005, due to the significant increase in North American natural gas prices following the hurricanes in the U.S. Gulf Coast. We partly offset this lower production by increasing our imports of nitrogen products from offshore sources through our Sacramento, California terminal and the U.S. Gulf Coast. We also conducted major planned turnarounds at our Profertil and Carseland, Alberta facilities in the second quarter of 2005, and at the Kenai, Alaska facility in the fourth quarter of 2005.
AVERAGE ANNUAL GAS PRICE

(U.S. dollars per MMBtu)	2005	2004	2003

NYMEX	8.55	6.09	5.44

AECO	7.03	5.23	4.74

Basis	1.52	0.86	0.70

North America Wholesale (incl. Kenai)

Average – unhedged	5.79	4.32	3.79

Hedging impact	(0.13)	–	(0.09)

Overall weighted average	5.66	4.32	3.70

38	AGRIUM ANNUAL REPORT 2005

MD&A: NORTH AMERICA WHOLESALE
Potash Products
POTASH PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Potash

Total tonnes sold	1,611	1,796	1,662	(185)			134

International	751	730	570	21			160

Domestic	860	1,066	1,092	(206)			(26)

Total net sales	255	214	160	41	66	(25)	54	45	9

International	97	71	43	26	24	2	28	16	12

Domestic	158	143	117	15	42	(27)	26	29	(3)

Cost of product	98	108	99	(10)	4	(14)	9	5	4

Total gross profit	157	106	61	51	62	(11)	45	40	5

International	63	42	22	21	20	1	20	14	6

Domestic	94	64	39	30	42	(12)	25	26	(1)

Selling price per tonne	158	119	96

Cost of product per tonne	61	60	60

Potash Gross Profit
Our potash gross profit rose 48 percent to $157-million in 2005, compared with $106-million in 2004 and $61-million in 2003 as illustrated in the table. On a per tonne basis, our gross margin increased to $97 per tonne in 2005, compared with $59 per tonne in 2004 and $37 per tonne in 2003. The 64 percent increase in our 2005 per tonne margin was due entirely to higher domestic and international selling prices.
Potash Prices
The rise in potash prices that started in earnest in early 2004 continued throughout 2005. International potash prices and margins continued to lag behind those in North America. This was partly due to the time lag between negotiating higher prices for certain international buyers that lock in price for a period of time and partly due to higher ocean freight rates increasing the cost of delivering product to those customers that purchase on a delivered basis. Ocean freight rates for dry bulk material almost doubled in 2004 and remained high for most of 2005. They started to decline in late 2005 and are expected to average slightly lower in 2006, which would be positive for international potash margins. Lower demand from large importing countries, especially Brazil, also curtailed the rise in international prices.
The North American and international potash markets have distinct marketing channels and different benchmark prices. The most commonly quoted North American potash price is the Midwestern U.S. Cornbelt price, which increased by 32 percent in 2005 over the average in 2004. The benchmark price for the international market tends to be the Vancouver FOB price, which increased by 20 percent in 2005 over 2004.
Potash Production Cost
Our potash cost of product per tonne increased slightly in 2005 to $61 per tonne, compared with $60 per tonne in both 2004 and 2003. These figures include unit production cost and some portion of the freight to

AGRIUM ANNUAL REPORT 2005	39

MD&A: NORTH AMERICA WHOLESALE

North American markets. Our average unit cost of production has risen due to the higher Canadian dollar relative to the U.S. dollar. This was partly offset by a greater portion of our sales being to customers that source product directly from the mine, so that our freight rate is lower. Our potash mine has sufficient ore reserves to continue production for well over 50 years based on current and projected production rates.
Sales Volumes
Our 2005 sales volumes declined versus 2004, as our opening inventories were lower after strong sales in 2004 and due to slower North American demand in late 2005. We produced 1.72 million tonnes of potash in 2005 from our potash mine and mill at Vanscoy, Saskatchewan, a new annual record for production at this facility. This higher production was achieved at the same time as work was under way to bring on our 310,000 tonne capacity expansion later in 2006.

Phosphate Products
PHOSPHATE PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Phosphate

Tonnes sold	1,065	1,181	1,090	(116)			91

Net sales	313	309	261	4	34	(30)	48	26	22

Cost of product	256	238	217	18	41	(23)	21	3	18

Total gross profit	57	71	44	(14)	(7)	(7)	27	23	4

Selling price per tonne	294	262	239

Cost of product per tonne	240	202	199

Phosphate Gross Profit
Our 2005 phosphate gross profit was $57-million, compared with $71-million in 2004 and $44-million in 2003. The reduction in profit and margins was due to a substantial increase in production costs in 2005. It is expected that average production costs will remain high in 2006.
Phosphate Prices
The global benchmark price for phosphate is the Tampa, Florida DAP price. Florida is the largest phosphate exporting region in the world. We produce and sell virtually all of our phosphate production in Western Canada and the Pacific Northwest portion of the U.S. As illustrated in the phosphate price graph, these are higher price regions, given the cost to ship product from Florida. Our market for phosphate products is relatively close to our facilities.
Both the benchmark and Agrium’s phosphate prices rose about 10 percent in 2005 compared with 2004, which continued the upward trend that started in 2003. The higher phosphate price is due to a combination of a tighter global phosphate supply and demand balance and high input costs, particularly for sulphur and ammonia. Global ammonia prices in 2005 were 12 percent higher than in 2004, and sulphur prices remained relatively high.
Phosphate Production Cost
Our average cost of product rose to $240 per tonne in 2005, compared with $202 per tonne in 2004 and $199 per tonne in 2003. This increase was due to a combination of higher ammonia and sulphur raw materials costs, and a stronger Canadian dollar combined with higher phosphate rock mining costs. We also conducted planned turnarounds at both Conda

40	AGRIUM ANNUAL REPORT 2005

MD&A: NORTH AMERICA WHOLESALE

and Redwater in 2005 that negatively impacted our average costs for the year. The higher rock costs are associated with increased contractor mining rates at our Kapuskasing mine, some challenges with processing high iron content rock from the new mine location at Kapuskasing, and the stronger Canadian dollar. The stronger Canadian dollar negatively impacts our production cost at our Redwater facility when converted to U.S. dollars, since salaries and mining fees are paid in Canadian dollars and costs and margins are reported in U.S. dollars.
Agrium’s phosphate facilities benefit from low sulphur costs relative to phosphate producers in the Southeastern U.S. Conda’s sulphur costs increased slightly in 2005. This is due to one of the local refineries now reinjecting sulphur and as a result the region is moving towards being a net importer of sulphur. Conda’s rock costs decreased in 2005 due to the benefit we derived as part of the agreement to acquire certain Astaris assets in 2004.
Sales Volumes
Our production and sales of phosphate products were lower in 2005 compared with 2004 and 2003. The lower production was due to the planned turnarounds and phosphate rock processing difficulties in the fourth quarter of 2005. We anticipate a slight increase in production and sales volumes in 2006.

AGRIUM ANNUAL REPORT 2005	41

MD&A: SOUTH AMERICA WHOLESALE
South America Wholesale
SOUTH AMERICA WHOLESALE PERFORMANCE

	Year Ended December 31			Variance Analysis
(millions of U.S. dollars,				2005 vs. 2004			2004 vs. 2003
thousands of tonnes)	2005	2004	2003	Change	Price	Volume	Change	Price	Volume

Nitrogen

Tonnes sold	600	614	634	(14)			(20)

Net sales	159	137	111	22	25	(3)	26	30	(4)

Cost of product	47	38	31	9	10	(1)	7	8	(1)

Gross profit	112	99	80	13	15	(2)	19	22	(3)

Selling price per tonne	265	223	175

Cost of product per tonne	78	62	49

Other

Tonnes sold	34	20	19	14			1

Net sales	10	6	5	4	–	4	1	1	–

Cost of product	7	3	3	4	2	2	–	–	–

Gross profit	3	3	2	–	(2)	2	1	1	–

Selling price per tonne	294	300	263

Cost of product per tonne	206	150	158

Total gross profit	115	102	82	13	13	–	20	23	(3)

Selling expenses	1	1	1	–			–

General & administrative	4	3	3	1			–

Depreciation & amortization	15	15	15	–			–

Other expenses	11	–	–	11			–

EBIT	84	83	63	1			20

South America Wholesale Results
Our South America Wholesale EBIT increased to $84-million in 2005, compared with $83-million in 2004 and $63-million in 2003. Sales prices increased slightly more than the increase in production costs.
Nitrogen Gross Profit
Total gross profit rose for the fourth straight year, reaching $115-million in 2005, compared with $102-million in 2004 and $82-million in 2003. This was due to the significant increase in international urea prices over this period.
Nitrogen Prices
We price local Argentine urea sales based on an import parity price, which is the Black Sea prilled urea price plus transport, handling costs and import duty. Offshore sales incur additional transportation costs, so net backs are usually somewhat lower than domestic sales. Our primary market for production from Profertil is Argentina, which accounted for 57 percent of Profertil’s sales in 2005, compared with 69 percent in 2004 and 52 percent in 2003. The decline in the proportion of sales into the domestic market was due to lower demand resulting from drought conditions, lower crop prices and higher input costs.
Nitrogen Production Costs
Average per unit production costs rose to $78 per tonne in 2005 compared with $62 per tonne last year and $49 per tonne in 2003. The higher production cost was partly due to a seven percent decline in production in 2005 resulting from a planned turnaround and an unexpected outage of the facility. There was also a small increase in delivered gas and electricity prices.
Our Profertil nitrogen facility in Argentina has three long-term firm supply U.S. dollar-denominated natural gas purchase contracts, which expire in 2012, 2013 and 2017. We have other short-term U.S. dollar-denominated supply contracts representing approximately 17 percent of Profertil’s gas supply that expire in the fourth quarter of 2006. Repsol-YPF, our joint venture partner in Profertil, is the largest supplier, followed by Petrobras, Pan American Energy and Pioneer.

42	AGRIUM ANNUAL REPORT 2005

MD&A: OTHER BUSINESS SEGMENT

In 2005, Profertil successfully restructured the only gas contract for which Profertil did not hold firm transportation rights into three new firm supply contracts with firm transportation rights held by Profertil. The transfer of the firm transportation rights from the gas seller to Profertil enables the purchase of gas from a broad range of potential suppliers, thereby enhancing security of supply. Profertil’s union contract for the plant operators expires in 2006 and will need to be renegotiated.
Sales Volumes
Sales volumes of 634,000 tonnes were unchanged compared with last year and marginally lower than in 2003. Our Profertil facility operated at approximately 89 percent in 2005, compared with about 94 percent in 2004. This lower operating rate was due to a major planned turnaround and other required plant maintenance. Gas deliveries to the facility were constrained slightly during the winter months of 2005; we estimate that this lowered the operating rate by less than 0.5 percent in 2005.
Expenses
Other expenses increased by $11-million in 2005 due primarily to a $9-million charge related to the early re-payment of Profertil debt.
Other Business Segment
Our Other business segment is a non-operating segment that comprises Corporate and Administrative functions supporting our operating segments.
This segment is also used for the elimination of inter-segment transactions so that the operating segments can be evaluated and managed on a stand-alone basis, with all transactions reflected at an arm’s length consideration. The main eliminations relate to purchase and sale transactions between our respective Retail and Wholesale business segments and interest on inter-company loans.
Expenses included in EBIT of our non-operating segment comprise primarily general and administrative costs of our headquarters in Calgary, Alberta and our marketing office in Denver, Colorado and other expenses such as regulatory compliance, foreign translation gains and losses and business development costs associated with evaluating new growth opportunities. EBIT decreased to $(88)-million compared to $(46)-million in 2004 and $(59)-million in 2003.
The decline from prior years was largely due to an increase in general and administrative and other expenses resulting from the:
■	Impact of the strengthening Canadian dollar on our Canadian dollar-denominated general and administrative and other expenses;
■	Costs related to evaluating potential merger and acquisition opportunities and investigation of the feasibility of building a nitrogen production facility in Egypt;
■	Recognition of the deferred issuance cost on redemption of our eight percent preferred securities;
■	Evaluation and improvement of our corporate governance programs and increased regulatory compliance; and,
■	Increased salary costs due to higher incentive pay-outs and fewer staff vacancies.

AGRIUM ANNUAL REPORT 2005	43

GROWING
BIOFUEL
DEMAND
CANOLA
FOR biodiesel
CORN
FOR ethanol

MD&A: OUTLOOK
Outlook
The primary driver for our business is the need for the world’s growers to continue to increase global food production. We also expect high energy prices to provide support to grain prices over the next few years. Biofuels are environmentally-friendly fuels produced from plants. Some countries use canola or other oilseeds to produce biodiesel, while corn is the key feedstock used in the U.S. to produce ethanol. It is expected that 17 million more U.S. corn acres will be needed to meet the growing demand for ethanol over the next five years.

MD&A: OUTLOOK

Outlook
Agriculture Outlook
Global grain and oilseed prices declined in 2005 due to strong crop yields in key exporting regions such as the U.S. and Canada over the past few years. The lower prices are a result of the market focusing more on the recent size of crop production in countries such as the U.S. and Canada than on the expected further decline in global grain inventories in 2006.
We expect grain prices to increase from the post-harvest lows experienced in 2005, although they are expected to remain slightly below the previous five-year average. U.S. corn prices were depressed in the fourth quarter of 2005, in part due to the restrictions on transporting grain out of the Midwestern U.S. stemming from Hurricane Katrina’s damage to the Mississippi river system and Gulf Coast ports.
We anticipate U.S. corn acreage will decline slightly in 2006 as growers shift acreage towards soybeans, given their lower crop nutrient requirement and a reduced threat of Asian Rust. Most industry analysts believe there is likely to be no more than a three percent reduction in corn acreage in 2006. A five percent reduction in U.S. corn acreage would account for a one to two percent reduction in overall U.S. nutrient use, assuming no change in application rates.
We expect high energy prices to provide some support to grain prices over the next few years, given the resulting higher cost of grain production worldwide. Low grain prices relative to high energy prices also favors a significant increase in U.S. ethanol production in 2006. This is a positive development for the corn market and ultimately for the U.S. demand for nutrients. Ethanol is an environmentally-friendly fuel that uses corn as the key feedstock in the U.S. and sugar cane as a feedstock in Brazil. The U.S. corn acreage that would be required to meet increasing demand for ethanol production is anticipated to rise to 17 million acres within the next five years. This increase in corn acreage is expected to utilize an additional 350,000 tonnes of nitrogen or the equivalent of almost 800,000 tonnes of urea. Similarly, there is a growing trend toward the use of other crops as a feedstock for industrial products, such as canola and soybean oil in biodiesel fuel.
U.S. farm incomes are expected to remain well above the previous five-year average. U.S. government payment levels in 2006 are expected to be approximately $22-billion, which would be less than a three percent reduction from 2005 levels. In Canada, the 2006 farm income level is expected to be lower than in 2005, partly due to a strong Canadian dollar lowering domestic crop prices. Farm incomes in Argentina are expected to be lower in 2006, due to a combination of slightly lower crop prices and higher input costs.
Retail
Our Retail operations are diversified in terms of geography and types of crops grown in each region. Local weather and pest issues often have a bigger impact on Retail’s financial results than some of the broader agricultural variables such as farm incomes. High fertilizer prices are generally positive for our margins per tonne of nutrient sold, although this may be partly offset by lower nutrient volumes if crop prices are relatively low. We believe the growth in seed sales, high fertilizer prices and increased use of certain crop protection products will continue and should largely offset the possibility of slightly lower volumes of crop inputs in 2006.
Nitrogen
Global nitrogen demand has grown at an average annual rate of 2.2 percent over the past 10 years. Urea demand growth is higher than for total nitrogen, as urea is the major nitrogen product used in the fastest growing regions in the world. The average rate of growth for urea is expected to be over 2.5 percent per year over the medium term.
Higher global energy prices are expected to provide underlying support to nitrogen prices for at least the next few years. Natural gas prices in North America and Europe increased substantially in 2005 and are expected to remain high in 2006. Nitrogen fertilizers are produced from a variety of energy products including natural gas, coal, hydrogen and the oil derivative naphtha.
Industry consultants expect there will be three or four new urea facilities starting up in 2006, excluding China.

AGRIUM ANNUAL REPORT 2005	45

MD&A: OUTLOOK

This includes a urea plant in Iran in the latter part of 2006, one in Saudi Arabia in the spring of 2006 and two in Egypt in the second quarter of 2006. There are also two net ammonia facilities expected to come on stream over the next two years. The timing of when a facility actually starts full production can be substantially different than that which has been announced, depending on delays in construction and commissioning of the facility. Overall, these facilities are expected to add approximately two million tonnes of urea in 2006 on a pro-rated basis. The new capacity is similar to the average rate of urea demand growth per year, before considering the potential for closures or any reduction in operating rates in 2006 due to high energy prices.
China is the world’s largest producer and consumer of nitrogen, but obtaining reliable information from it on new capacity and plant closures can be difficult. China exported as much as four million tonnes of urea in 2004 when it had an export subsidy in place. China removed the export subsidy and introduced an export tax in late 2004 to keep more urea within its country. The policy shift also recognizes that urea is an energy-intensive commodity and China is a major and growing importer of energy products. These actions led to a cut in its urea exports to about 1.5 million tonnes in 2005. China lowered its export tax from 30 percent to 15 percent in the latter part of 2005 but announced that it would revert to 30 percent for the January to September 2006 period. Looking forward, we believe China will keep an export or resource tax in place and that its urea exports will remain well below the four-million tonne mark reached in 2004. China is also expected to increase its level of net ammonia imports to support both fertilizer and other industrial demand.
Potash
Global potash demand has grown at an average of 3.3 percent per year over the past 10 years, however, in the past three years the rate of growth has been about six percent. This has been due to strong demand in most developing regions in the world, particularly China, South America and India. The rate of growth slowed somewhat in 2005 as Brazil registered its first decline in use in over a decade, due to a combination of drought, an increase in the value of its currency and lower crop margins. We anticipate demand to increase by a more modest three percent in 2006 which will likely be enough to keep average prices in 2006 well above the average experienced in 2005.
Three Canadian facilities are expected to expand production capacity in 2006. Agrium’s Vanscoy facility is one of the facilities that is in the process of expanding capacity. We expect to increase our potash capacity by 310,000 tonnes by the third quarter of 2006.
Other Saskatchewan producers are expected to have about 750,000 tonnes of new potash capacity in the second half of 2006.
Phosphate
Global phosphate demand has grown at an average rate of 2.4 percent per year over the past decade, although it is estimated to have declined slightly in 2005 primarily due to the Brazilian drought, reducing demand in that important country. Global trade was largely unchanged in 2005, as an increase in India’s DAP imports helped offset a reduction in Brazilian and Chinese import demand. Lower U.S. operating rates in late 2005 and limited new capacity outside of China should contribute to a relatively tight supply and demand balance in 2006. The potential for higher domestic phosphate operating rates could limit India’s DAP import demand. Global phosphate margins are expected to continue to be impacted by relatively high global ammonia and sulphur input costs. While we market all of our production in North America, international developments influence both global and local prices. We anticipate demand in our sales regions to be similar to last year.

46	AGRIUM ANNUAL REPORT 2005

MD&A: OUT KEY BUSINESS SENSITIVITIES

Our Key Business Sensitivities
Our business risks are discussed on pages 59 to 63. Our financial results are sensitive to a number of factors that affect day-to-day operations.
The following table sets out the impact of changes in some key measurable variables on our earnings, based on 2005 activity levels. As the activity levels in future years may differ from those in 2005, these sensitivities should not be used to forecast future results. For example, these earnings sensitivity estimates would not take into account the 17 percent increase in our potash capacity expected to be on-stream in the third quarter of 2006.
Most of the key variables identified are for changes to product margins, which could result from a change in sales prices or input costs. For example, a reduction in input costs such as natural gas and/or sulphur for phosphate and/or sulphur prices with no change in nitrogen or phosphate selling prices would increase margins and earnings accordingly. For example, a $0.50 increase in North American natural gas would increase nitrogen production costs and, assuming no impact on nitrogen pricing, would reduce
EBIT and net earnings by $49-million and $31-million respectively.
Since rising gas prices can often have a positive impact on nitrogen prices, depending on the supply/demand balance, it is more appropriate to describe sensitivities in terms of changes in margins. Retail earnings tend to be relatively stable, with no key variables that would impact our retail earnings to a similar degree.
Foreign Exchange
The international currency of the agribusiness is the U.S. dollar, and accordingly we use the U.S. dollar as our reporting currency. We conduct business in U.S. dollars, Canadian dollars and Argentine pesos, and fluctuations in these currencies can impact our results. We manage our U.S. dollar-denominated working capital in our Canadian self-sustaining subsidiaries to minimize the impact of foreign exchange rate fluctuations on our consolidated results and, where appropriate, we use derivative instruments to manage our foreign exchange exposure.

KEY BUSINESS SENSITIVITIES

		EBIT	Net Earnings
	Change in	Impact	Impact
	Factor[a]	[U.S.$ millions]	[U.S. $ millions]

North America Wholesale

Wholesale margins

Nitrogen	$10.00	49.0	30.9

Phosphate	$10.00	10.7	6.7

Potash	$10.00	16.1	10.1

Exchange rate from C$ to U.S.$	$0.01	4.6	2.9

South America Wholesale

Wholesale margins

Nitrogen	$10.00	6.0	3.8

Exchange rate from Argentine Peso to U.S.$	0.3 Pesos	1.7	1.1

[a] Change in factor is per metric tonne unless otherwise specified.

AGRIUM ANNUAL REPORT 2005	47

MD&A: OUR CONSOLIDATED PERFORMANCE

Agrium
- STRONG CONSOLIDATED NET EARNINGS
- 2005 DILUTED EARNINGS PER SHARE OF $2.12 WERE THE HIGHEST ON RECORD

Our consolidated performance
The combination of the record EBIT from all three major operating segments and declining interest charges resulted in net earnings of $283-million, an increase of $17-million over 2004 and $320-million over 2003 net earnings. Gross profit was $1-billion in 2005, compared with $900-million in 2004 and $739-million in 2003.

MD&A: OUR CONSOLIDATED PERFORMANCE
Our Consolidated Performance
Results of Operations

		Net	Net Earnings			Cash		Long-term
(millions of U.S. dollars,	Net	Earnings	(Loss) Per Share:		Total	& Cash	Cash	Financial
except per share amounts)	Sales	(Loss)	Basic	Diluted	Assets	Equivalents	Dividends	Liabilities

2005

Q1	537	24	0.18	0.18	2,677	326	–	799

Q2	1,180	133	1.01	0.99	2,694	427	7	784

Q3	807	72	0.54	0.54	2,817	415	–	755

Q4	770	54	0.41	0.40	2,785	300	7	722

Year	3,294	283	2.14	2.12	2,785	300	14	722

2004

Q1	435	11	0.08	0.08	2,416	202	–	978

Q2	1,011	74	0.56	0.52	2,345	196	7	970

Q3	672	83	0.63	0.60	2,514	299	–	979

Q4	720	98	0.75	0.71	2,661	425	7	972

Year	2,838	266	2.03	1.91	2,661	425	14	972

2003

Q1	372	(11)	(0.09)	(0.09)	2,436	136	–	1,038

Q2	929	65	0.52	0.47	2,437	152	7	1,041

Q3	561	22	0.17	0.17	2,434	171	–	1,038

Q4	637	(113)	(0.90)	(0.90)	2,278	200	7	1,002

Year	2,499	(37)	(0.29)	(0.29)	2,278	200	14	1,002

The table above of selected quarterly and annual information for the years ended December 31, 2005, 2004 and 2003 illustrates the seasonal nature of our business as discussed on page 50 of this MD&A.
Significant items affecting the comparability of quarterly and annual earnings include the following:
■
Net earnings and net earnings per share in the third and fourth quarters of 2004 included income of $41-million and $9-million respectively ($25-million after tax or $0.17 diluted earnings per share in the third quarter and $5-million after tax or $0.04 diluted earnings per share in the fourth quarter) in liquidated damages from an arbitration panel award relating to our Kenai facility;

■
Net earnings and net earnings per share for the fourth quarter of 2004 included a $36-million gain ($21-million after tax or $0.15 diluted earnings per share) on the settlement of all outstanding legal claims relating to our Kenai facility; and,

■
Net earnings and net earnings per share for the fourth quarter of 2003 included a $235-million impairment charge against our Kenai facility ($140-million after tax or $0.96 diluted earnings per share).

Income Taxes
Our effective overall tax rate was 37 percent in 2005 and is expected to be slightly lower in 2006.
While there have been no significant changes in statutory income tax rates in any of the jurisdictions in which we operate, the mix of earnings and tax allowances among tax jurisdictions, realization of unrecognized tax assets and many other factors impact these rates. A full explanation of year-over-year variances in these rates for the three years ended December 31, 2005 is provided in note 5 to our consolidated financial statements.
Interest Expense
Annual interest expense declined substantially over the past three years. Interest expense was $49-million in 2005, compared with $69-million in 2004 and $80-million in 2003. The lower interest expense is due to reduced debt levels financed from improved cash from operating activities.
In 2005 we paid cash dividends on our common shares of $14-million, or $0.11 per common share (2004 – $14-million or $0.11 per common share; 2003 – $14-million or $0.11 per common share).

AGRIUM ANNUAL REPORT 2005	49

MD&A: OUR CONSOLIDATED PERFORMANCE
Seasonality

Agricultural nutrient sales are seasonal in nature, as farmers tend to apply the majority of crop nutrients in the spring and fall time periods. As a result, our earnings tend to be strongest in the second and fourth quarters of the calendar year. The majority of our annual agricultural sales tend to be made in three or four months of the year. This requires an extensive storage and distribution network and an effective logistics system to ensure we are able to meet our customers’ needs.
2005 Fourth Quarter Operating Results
Net Earnings
Agrium’s fourth quarter consolidated net earnings were $54-million compared with $98-million for the same quarter of 2004. Diluted earnings per share were $0.40 compared with $0.71 for the same quarter last year. Earnings before interest and taxes (EBIT) were $95-million for the fourth quarter of 2005 compared with EBIT of $168-million for the same period in 2004.
The decrease in year-over-year fourth quarter EBIT of $73-million comprised a decline in gross profit of $41-million and an increase in expenses of $32-million. The gross profit drop reflects lower fall demand for all three nutrients and the negative impact on margins primarily from higher natural gas prices and the stronger Canadian dollar. The increase in 2005 fourth quarter expenses of $32- million over the same quarter last year reflects the following items:
■	$(45)-million relating to Kenai award and settlement recorded as income in the prior quarter of 2004;
■	$16-million pertaining to settlement of a commercial dispute recorded as income in the fourth quarter of 2005; and,
■	$(3)-million relating to other income and other expenses recorded in the fourth quarter of 2005.
Cash Provided by Operating Activities
Operating activities provided cash of $8-million in the fourth quarter of 2005 compared with $189-million for the same quarter of 2004. The unfavorable variance from the same quarter last year was primarily the result of the impact of an increase in inventory and lower net earnings.
Business Segment Performance
Retail
In the fourth quarter of 2005, Retail EBIT reached $25-million, an improvement of $8-million or 47 percent over the same period last year. This was driven by a 23 percent increase in both fertilizer and chemical net sales while gross margin percentages for these retail products remained relatively stable compared with the same period last year. The improvement in Retail’s net sales reflects favorable fall weather throughout most of the U.S. relative to the early winter conditions that hit in 2004. Also contributing to the increase was a fourth quarter revenue improvement of 36 percent in our South America-based retail operations due to their recent acquisition of additional retail centers. Retail’s expenses increased by $9-million in the fourth quarter of 2005 over the same period last year, primarily due to higher incentive accruals and fuel costs.
North America Wholesale
North America Wholesale EBIT was $67-million in the fourth quarter of 2005, down $73-million from EBIT of $140-million for the same period last year. The EBIT decline comprised a $53-million decline in gross profit and a $20-million increase in expenses.
Gross profit decline in the fourth quarter to $98-million from gross profit of $151-million in the same period last year is attributed to the following:
■	Nitrogen gross profit declined by $39-million in the fourth quarter of 2005 reflecting primarily a decline in both international and domestic urea gross profit.
■
Higher urea prices were more than offset by lower sales volumes. The volume decline reflected lower opening inventory balances, turnaround at our plants and weaker demand. Urea demand softened as customers delayed purchase decisions until closer to the spring season and in anticipation that lower natural gas prices may result in lower nitrogen prices.

■
Our North America nitrogen margins were also negatively impacted by a significant increase in North American natural gas costs compared with the fourth quarter of 2004. Previously deferred qualifying hedge gains realized on natural gas derivative contracts in the fourth quarter of 2005 contributed $5-million to nitrogen gross profit.

■
Potash gross profit was relatively consistent compared with the fourth quarter of 2004. While potash prices were higher in the fourth quarter of 2005, our sales volumes fell due to softening demand. This slowdown resulted in part from purchase delays by North America-based customers due to high product prices relative to crop prices. Other factors contributing to the weakness included purchase delays from our international marketing agency, Canpotex, due to poor conditions in the Brazilian farming economy

50	AGRIUM ANNUAL REPORT 2005

MD&A: OUR CONSOLIDATED PERFORMANCE

and purchase delays by China pending negotiation of annual supply contracts.
■
Phosphate gross profit dropped by $14-million in the fourth quarter of 2005 compared with the same period last year. Phosphate prices were strong, reflecting rising prices for the key inputs of ammonia and sulphur, but sales volumes were down due to lower opening inventory balances resulting from an extended plant turnaround and soft North America demand. Other factors negatively impacting margin in the quarter were higher phosphate rock mining costs and raw material costs, and higher unit fixed costs, reflecting lower production volumes.

The increase in expenses in our North America Wholesale segment mainly reflects the absence of the favorable impact from the Kenai award and settlement recorded in 2004, as discussed in note 3 to the financial statements.
South America Wholesale
South America Wholesale fourth quarter 2005 EBIT and gross profit remained relatively unchanged compared with the same quarter last year. The benefit from increased urea sales volumes was offset in part by the impact of the extended shutdown at the Profertil urea facility in the fourth quarter of 2005. The facility was down 22 days in the quarter and, as a result, fixed costs per tonne were higher, as costs were spread over fewer units of production.
Other
EBIT for our non-operating business segment for the fourth quarter of 2005 was down $8-million from the same period last year. Factors that contributed to the decline included the variance resulting from foreign exchange on the translation of our U.S. working capital balances maintained in our Canadian dollar subsidiaries and higher expenses relating to investigating business development opportunities. These factors were offset in part by lower long-term incentive plan expenses in the fourth quarter of 2005 compared with the same quarter last year.
Capital Resources
Non-cash Working Capital
Our non-cash working capital levels are affected by numerous factors including:
■	Seasonality factors discussed on page 50 of this MD&A;
■	Demand for our products and services;
■	Selling prices of our products and services;
■	Raw material input and other costs; and,
■	Foreign exchange rates.
The interaction of factors such as the increasing activity in our South American businesses and the higher potash gross margins, where sales to the international market are less seasonal, tended to reduce fluctuations in our quarterly networking capital requirement in 2005.
Capital Expenditures
Sustaining capital is directed towards maintaining the safe and efficient operation of our facilities, as well as extending their useful lives. Investment capital typically includes a significant expansion of existing operations or new acquisitions.

(millions of U.S. dollars)	2005	2004	2003

Sustaining capital	87	69	72

Investment capital	71	13	2

Acquisition of IOL assets	17	–	–

Kenai earn-out	–	–	25

Total	175	82	99

Our sustaining capital expenditures increased noticeably in 2005, primarily due to a $30-million expansion to our gypsum storage areas at our two phosphate facilities, Redwater and Conda. Gypsum is a by-product of phosphate production and is stored on-site. This expansion will extend the life of the storage areas at both Redwater and Conda by an additional 15 years, based on expected production levels.
Our investment capital expenditures increased significantly in 2005 partly due to the expansion of potash capacity at our Vanscoy facility and the expansion to our ESN® capacity at the Carseland facility. The ESN® project involves the construction of a new coating plant, capable of converting one existing urea granulation train (150,000 tonnes per year) to ESN®. We will also increase capacity of our other controlled release product, Duration CR®. Investment capital expended in 2005 included $16-million for the potash expansion and $47-million for the controlled release product expansion.
We also invested over $35-million in new acquisitions in 2005. The most notable include:
■	The acquisition of the Western Canadian fertilizer distribution assets of Imperial Oil; and,
■	The acquisition of a South American Retail outlet chain that complements our existing ASP operations in Argentina and added retail assets in Chile.

AGRIUM ANNUAL REPORT 2005	51

MD&A: OUR CONSOLIDATED PERFORMANCE

We are planning a $93-million sustaining capital program in 2006, including the following:
■	Wholesale sustaining capital for plant sites is expected to total $70-million. This would include $12-million to extend the life of the gypsum stack storage at the Red water facility; and,
■	Retail sustaining capital is expected to total $17-million primarily for real estate improvements.
We are planning a $99-million investment capital program for 2006. This would primarily be expenditures to complete projects started in 2005, including:
■	Vanscoy potash operation expansion is estimated to require an additional $50-million in 2006 to finish the 310,000 tonnes per year expansion to production capacity; and,
■	We employed $86-million in investment capital to acquire the fertilizer technology and professional products business of Nu-Gro as of January 25, 2006.
In 2006, we acquired Royster-Clark for approximately $502-million, excluding transaction costs. This figure represents the acquisition cost of Royster-Clark’s outstanding common shares, subordinated notes and existing credit facility in the amounts of $109-million, $292-million and $101-million, respectively. We expect to be able to finance these projects through existing cash balances, cash provided from operating activities and existing lines of credit as necessary.
We may employ additional capital to pursue our growth strategy in 2006, including various potential acquisitions or expansion opportunities. We anticipate we will be able to finance announced projects through existing cash balances, cash provided from operating activities, and existing lines of credit. In the event there is another very large acquisition in 2006, it would likely require accessing the debt or equity markets.
Liquidity
Based on current projections, our liquid resources, together with expected future cash flows provided from operating activities, are expected to be more than sufficient to meet our future requirements and obligations discussed above. The liquidity table below outlines these resources at December 31, 2005.
Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider other sources of financing.
Financing Activities & Financial Position
Continued strong operating conditions for our business, as well as specific steps we have taken, have allowed
LIQUIDITY

	Currency	U.S. Dollar
(millions of U.S. dollars)	Denomination	Equivalent

Cash and cash equivalents	U.S. dollars	290

	Canadian dollars	3

	Argentine pesos	4

	Other	3

Short-term bank lines (unused) (a)	U.S. dollars	461

	Argentine pesos	19

Other non-working capital (b)	U.S. dollars	461

		1,241

(a)	Unused amounts are net of letters of credit outstanding as at December 31, 2005.

(b)
As discussed on page 55 of this MD&A, this includes an asset securitization program in the amount of $125-million as of December 31, 2005 which has since been increased to $200-million as of January 18, 2006.

us to further strengthen our financial position. Our cash reserves were lower than last year but remained at a healthy $300-million at the end of 2005. We utilized cash to further strengthen our long-term strategic and financial situation including: retiring $126-million in long-term debt, repaying $175-million in preferred securities; and, repurchasing $98-million in common shares.
In addition to scheduled repayments of our long-term debt instruments, we took the following steps:
■
On February 14, 2005, we redeemed our $175-million, eight percent redeemable preferred securities for cash. The redemption price was equal to the principal amount of the securities plus accrued and unpaid interest to the date of redemption. As explained on page 59 of this 2005 MD&A, these preferred securities were reclassified to debt, effective January 1, 2005. In connection with the redemption, we recorded a loss on extinguishment of debt in the amount of $3-million, representing the unamortized portion of the debt issuance costs, net of tax.

■
In May 2005, we amended our $450-million three-year syndicated revolving unsecured credit facility. In addition to extending the maturity an additional year to 2008, we reduced our variable margin for borrowing under the facility, reflecting our stronger financial position.

■
On September 30, 2005, Profertil repaid its non-recourse project financing of $153-million using Profertil’s existing cash. Our 50 percent share was $76-million. In connection with this repayment, we recorded a loss on extinguishment of debt in the amount of $8-million net of tax, representing the unamortized portion of the debt issuance costs and political risk insurance, net of tax.

52	AGRIUM ANNUAL REPORT 2005

MD&A: OUR CONSOLIDATED PERFORMANCE

In conjunction with the debt repayment, Profertil entered into a $40-million credit facility to fund working capital requirements. The new facility complements Profertil’s growth strategy and provides increased liquidity and flexibility for short-term borrowings. Earnings will benefit in future periods from lower interest and bank transaction charges as a result of the reduction in debt.

At December 31, 2005 our debt-to-capital ratio was 29 percent, down from 45 percent in 2004 and from 61 percent in 2003. Our net debt-to-capital is also highlighted in the bar graph below.
Cash Provided by Operating Activities
We generated a record $450-million in operating cash flow in 2005 compared with $440-million in 2004 and $175-million in 2003. Our resulting cash balance decreased to $300-million in 2005, from $425-million in 2004 and $200-million in 2003.
The net non-cash working capital balance at year-end 2005 increased over year-end 2004 and 2003. With the aging of accounts receivable at the end of 2005 remaining relatively stable, accounts receivable increased over 2004 and 2003 mainly due to increased product prices. Inventory increased at year-end 2005 primarily due to lower sales volumes and higher unit costs of nitrogen in the fourth quarter of 2005 than in the same period in 2004 and 2003.
Argentina Currency Repatriation
Argentina requires the approval of the Argentine Central Bank to convert or transfer currency out of the country. Dividends are not subject to Argentine tax to the extent they are paid from tax-paid retained earnings of our Argentine subsidiary, ASP, and our Argentine joint venture, Profertil. Profertil paid two dividends to its shareholders in 2005, a $34-million ($17-million net to Agrium) dividend in April and another $51-million dividend ($25-million net to Agrium) in December.
In the event dividends are paid in excess of tax-paid retained earnings, there would be a 10 percent withholding tax levied in Argentina.
Financial Covenants
Our credit facilities, debentures and senior notes require us to maintain various financial covenants, including interest coverage, liquidity and debt ratios, which are customary for these types of agreements. There have been no changes during the year to the covenants contained in the debenture and senior note agreements. At December 31, 2005, we were in compliance with all of our covenants, and expect to be in compliance with our covenants in 2006 and for the foreseeable future.
Debt Ratings
We continue to maintain an investment grade credit rating reflecting our strong liquidity ratios, healthy industry operating conditions and an increase in earnings diversity due to recent acquisitions.
In February 2005, Moody’s Investors Services revised our long-term outlook to Baa2 stable from Baa2 negative.
In November 2005, Dominion Bond Rating Service, Moody’s Investors Services, and Standard & Poor’s Ratings Services confirmed our credit ratings with a stable outlook following the announcement of the proposed acquisitions of Royster-Clark and Nu-Gro.
Following the redemption of the preferred securities, the principal bond rating services withdrew the Company’s preferred securities ratings. As at December 31, 2005, the Company’s debt instruments were rated as follows:

Senior Unsecured Notes
and Debentures

Moody’s Investors Services	(Baa2)

Dominion Bond Rating Service	(BBB)

Standard & Poor’s Ratings Services	(BBB)

AGRIUM ANNUAL REPORT 2005	53

MD&A: OUR CONSOLIDATED PERFORMANCE
Outstanding Shares
We received approval for a Normal Course Issuer Bid from the Toronto Stock Exchange (TSX) in April 2005. Under the Bid, we were entitled to purchase for cancellation up to 13,244,520 of our common shares, representing approximately 10 percent of the public float at the time of approval of the Bid, during the period commencing May 3, 2005 and ending on May 2, 2006. Purchases may be made on the open market through the facilities of the TSX in accordance with its policies. From May 3, 2005 to January 31, 2006, Agrium purchased 4.7 million Common Shares pursuant to the Bid for approximately $98-million, at an average cost of C$25.20 per share. Shareholders may obtain a copy of the Notice of Intention related to the Bid, without charge, by contacting Investor Relations at Agrium. The share repurchase program was largely offset by the number of options exercised during the period.
The number and outstanding principal amount of outstanding shares as at January 31, 2005 are as follows:

	Number	Share	Market
(millions of shares, millions of U.S. dollars)	of Shares	Capital	Value

Common shares	131	583	3,121

Future Cash Requirements
Our existing obligations and commitments requiring future outlays of cash are comprised of the following:
■	Aggregate contractual obligations;
■
Other obligations, including asset retirement obligations and environmental remediation liabilities, where the extent, timing or amount of the obligations may be determined by some future event that cannot be determined with substantial accuracy;

■	Employee future benefit obligations;
■	Capital expenditure commitments;
■	General operating requirements including interest payments, income and other taxes payable and peak seasonal working capital requirements; and,
■	Future growth opportunities, including acquisitions.
Obligations
Contractual Obligations
As at December 31, 2005, our aggregate contractual obligations were comprised of the following:

	Payment due by period:
	Less than one	One to three	Four to five	After five
(millions of U.S. dollars)	year	years	years	years	Total

Long-term debt (a) (b)	66	157	195	434	852

Operating leases (c)	41	62	18	12	133

Purchase obligations (d) (e) (f) (g)	1,080	184	118	98	1,480

Total	1,187	403	331	544	2,465

(a)	Includes transfer payments.

(b)	Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions (see financial covenants on page 53 of this MD&A).

(c)	Includes short-term leases for railcars and distribution facilities in Wholesale, vehicles and application equipment in Retail and computer equipment leases.

(d)
Includes minimum commitments for North America natural gas based on prevailing NYMEX forward prices at December 31, 2005. We commit to purchase a large percentage of our production volume requirements for the next year at floating prices, and actual prices may differ.

(e)	Liquid markets exist for the possible resale of Wholesale natural gas, sulphuric acid and power purchased under the majority of these commitments, but gains or losses could be incurred on resale.

(f)	Includes our 50 percent share of Profertil’s annual gas purchase commitments of $202-million.

(g)	Purchase obligations exclude employee future benefits, for which employer contributions are expected to be $5-million to $11-million in 2006.

54	AGRIUM ANNUAL REPORT 2005

MD&A: OUR CONSOLIDATED PERFORMANCE
Other Long-term Obligations
As at December 31, 2005, our other liabilities included balances related to asset retirement obligations and environmental remediation liabilities. Estimated timing and amount of cash outflows associated with these liabilities are as follows:

	Payment due by period:
	Less than six	Six to 10	11 to 15	After 15
(millions of U.S. dollars)	years	years	years	years	Total

Asset retirement obligations (a)	26	9	74	536	645

Environmental remediation liabilities	60	16	11	21	108

Total	86	25	85	557	753

(a)
Represents the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $60-million at December 31, 2005. See note 15 to our 2005 consolidated financial statements for further discussion of asset retirement obligations.

Off Balance Sheet Financing Arrangements
Asset Securitization
Under our North American receivables securitization facility, certain of our U.S. subsidiaries may sell up to $200-million of eligible accounts receivable on a non-recourse basis. The receivables securitization facility was increased to $200-million, from $125-million on January 18, 2006. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2007 and may be terminated earlier by either party. Due to our strong cash position, we did not utilize this securitization facility in 2005 or 2004. We did draw upon this facility in 2006 after our acquisition of Royster-Clark. The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program.
Derivative Instruments
With the exception of the fixed-price supply agreements for Kenai and Profertil discussed above, substantially all of our natural gas requirements are purchased through indexed price contracts with suppliers. In order to minimize our financial risk exposure to potential adverse impacts of natural gas price volatility, we periodically enter into natural gas swaps and option contracts.
We also enter into foreign currency option and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of the Canadian subsidiaries’ U.S. dollar-denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying the Canadian dollar-denominated operating costs.
These derivative contracts are initiated within the guidelines of our risk management and hedging policies, which require specific authorization for approval and commitment of contracts. We formally document our risk management and strategy for undertaking derivative transactions and the relationship between the derivative and the underlying hedged exposure.
Our Board of Directors has delegated authority to our Hedging Committee to hedge the following:
■
Our natural gas exposure up to 75 percent of planned gas requirements for the current year plus the following two years and 25 percent of planned gas requirements for the third and fourth ensuing years; and,

■	Our foreign exchange exposure up to 75 percent of the estimated transactional exposure for the next 12-month period, 50 percent for months 13 to 24 and 25 percent for months 25 to 36.
At December 31, 2005, we had natural gas derivative contracts to economically hedge the following amounts of our natural gas requirements: 25 percent for 2006 and five percent for 2007 to 2009. At December 31, 2005 we had foreign exchange derivative contracts to economically hedge 25 percent of our Canadian subsidiaries’ U.S. dollar-denominated revenues over 2006.
All of the derivative contracts we enter into are intended to provide an economic hedge of our exposure to gas or foreign exchange risk and our strategy is to achieve hedge accounting treatment for these derivatives whenever possible. Despite providing an economic hedge, derivative contracts may not always qualify for hedge accounting treatment. Derivative contracts that meet the criteria for hedge accounting are off balance sheet and contracts that do not meet the criteria are recorded on the balance sheet at fair value.
At December 31, 2005, our natural gas derivative contracts did not qualify for hedge accounting. The fair value of natural gas derivative contracts at

AGRIUM ANNUAL REPORT 2005	55

MD&A: OUR CONSOLIDATED PERFORMANCE
December 31, 2005 of $34-million (2004 – $2-million) was recorded on our consolidated balance sheets.
At December 31, 2005 and 2004, our foreign exchange derivative contracts qualified for hedge accounting and, accordingly the fair value of our qualifying foreign exchange derivative contracts of $1-million at December 31, 2005 (2004 – $3-million) was off balance sheet. The following table sets out our derivative positions held as at February 14, 2006. We entered into these derivatives for the purposes of reducing a portion of both our natural gas price exposure and foreign exchange exposure.

DERIVATIVE CONTRACT POSITIONS

($/MMBtu, thousands of MMBtu per day)	2006
As at February 14, 2006	Q1	Q2	Q3	Q4	2007	2008-2010

NYMEX fixed price swaps

Prices	10.78	9.10	8.84	9.23	9.75	8.96

Volume/day (a)	63	57	42	49	37	12

Call spreads

Prices	6.45/8.98	6.45/8.98	6.45/8.98	6.23/8.42	6.07/8.06	5.61/7.44

Volume/day (a)	20	30	30	27	23	8

Producer collar/NYMEX fixed price swap combinations

Prices	12.10/14.61	8.49/10.37	7.53/9.25	7.53/9.25	–	–

Volume/day (a)	87	60	20	7	–	–

AECO basis swaps

Prices	0.96	0.92	0.92	0.92	0.88	–

Volume/day (a)	120	50	37	23	12	–

Foreign exchange forwards

Exchange rate from U.S.$ to C$	1.18	1.18	–	–	–	–

Notional amount (C$)	79	26	–	–	–	–

(a)	Excluding the Kenai and Profertil facilities, our facilities use approximately 270,000 MMBtu per day of natural gas.

The accounting treatment for our natural gas fixed price swaps, call spreads and producer collar/NYMEX fixed price swap combinations depend on whether they qualify for hedge accounting. While the cumulative impact on our earnings from these derivatives will not vary over time, as a result of whether or not we qualify for hedge accounting, the period in which we recognize the earnings impact will vary. Our strategy is to achieve hedge accounting for these derivative contracts whenever possible, however, there is no assurance prior to the end of a quarter that these derivatives will qualify for hedge accounting. Our ability to qualify depends upon the degree of correlation between our natural gas price exposure, which is primarily AECO based as expected for a Western Canadian gas consumer, and the underlying index of the derivative contracts, which may be based on NYMEX or other gas indices. The correlation between prices in our natural gas contracts and the derivatives is tested at least quarterly using statistical analysis of pricing in the two respective gas markets.
If prices in our natural gas contracts and the derivatives are correlated, these derivative contracts will qualify for hedge accounting and any gains/losses resulting from these contracts will be included in our gas cost in the quarter that the contracts mature. If prices in our natural gas contracts and the derivatives are not correlated, these derivative contracts will not qualify for hedge accounting, and we must mark to market the derivatives each quarter, reflecting any change in fair values of these derivatives in our earnings each quarter. The fair value of the derivatives could vary significantly from quarter to quarter depending on the price of natural gas and, as a result, may cause significant variability in our earnings but will result in the same cumulative earnings impact at the time the derivative matures.
The AECO basis swaps that we entered into as noted in the table above do not qualify for hedge accounting treatment. Notes 1 and 22 to our consolidated financial statements provide more detail on our accounting policy for financial instruments and the types of derivatives.
Related Party Transactions
We use Canpotex, a potash export and marketing company in which Agrium has an investment along with two other Saskatchewan potash producers, to market our potash overseas. Refer to note 25 to our 2005 consolidated financial statements for further information on transactions and balances with Canpotex.

56	AGRIUM ANNUAL REPORT 2005

MD&A: OUR ACCOUNTING POLICIES

Our Accounting Policies
Our financial statements and accounting policies are presented in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. A complete explanation of differences between Canadian and U.S. GAAP is provided in note 27 to our 2005 consolidated financial statements, and a full discussion of our significant accounting policies is provided in note 1 to our 2005 consolidated financial statements.
Application of certain accounting policies requires us to make assessments as to the outcome of future events that may have a material effect on current or future earnings. We make these estimates based on technological assessment, the most recent information available to us as well as considering historical trends. Changes in estimates that may have a material impact on our results are discussed in the context of the underlying financial statement to which they relate.
Critical Accounting Policies & Estimates
We consider an accounting policy to be critical if:
■	it requires assumptions to be made that were uncertain at the time the estimate was made; and,
■	changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations or financial condition.
The following discussion presents information about our most critical accounting policies:
a) Plant, property and equipment
We record plant, property and equipment at cost and include the cost of replacements and betterments. In the event we construct a new production facility, cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services as well as interest capitalized during construction.
There are two key areas requiring significant estimates in the application of our plant, property and equipment policy. These are in the determination of possible impairment and the estimating of the useful lives of assets.
Impairment occurs when the carrying value of a long-lived asset exceeds both the cash flows it is capable of generating, and its “fair value.” Fair value can be affected by a number of factors such as new technology, market conditions for our products, availability of raw material inputs and estimated service lives of the assets. We review the carrying value of our plant, property and equipment on a regular basis, and where it exceeds both the undiscounted cash flow and fair value, we consider the asset to be impaired. If impairment has occurred, an impairment charge is recognized immediately.
We depreciate our plant, property and equipment based on their estimated service lives, which typically range from three to 25 years. We estimate initial service lives based on experience and current technology. These estimates may be extended through sustaining capital programs or by access to new supplies of raw materials. Factors affecting the fair value of our assets may also affect the useful lives of our assets and these factors are constantly changing. We therefore periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.
b) Asset retirement obligations and environmental remediation
Asset retirement obligations are recognized in the period in which they are incurred using a reasonable estimate of fair value. The obligation is measured at fair value and is adjusted in subsequent periods through accretion expense. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset. As at December 31, 2005, the discounted carrying value of these obligations was $60-million, using discount rates ranging from 7.5 percent to eight percent.
Environmental remediation liabilities relating to existing conditions caused by past operations are expensed based on our best estimate of undiscounted future costs when remediation efforts are probable, and the costs can reasonably be estimated based on current law and existing technologies. As at December 31, 2005, accruals for environmental remediation liabilities totaled $145-million.
Estimating the costs of both asset retirement obligations and environmental remediation liabilities requires extensive judgment about the nature and timing of work to be carried out in view of present environmental laws and regulations and these estimates are subject to considerable uncertainty. Changes in these estimates could have a material impact on our results of operation and financial position.
c) Pension plans & other post-retirement benefits
Our actuaries use a variety of assumptions to determine the pension and other post-retirement obligations and costs for our defined benefit plans. Assumptions include the discount rate, the expected rate of return on plan assets, role of future compensation increases and healthcare cost

AGRIUM ANNUAL REPORT 2005	57

MD&A: OUR ACCOUNTING POLICIES

trend rates. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded by us.
Management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented above relating to these policies.
Non-GAAP Disclosure
In addition to the primary measures of earnings and earnings per share in accordance with GAAP, in this MD&A we also refer to EBIT before special items (earnings before interest expense, income taxes, and special items), EBIT (earnings before interest expense and income taxes), and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). The components of these measures are calculated in accordance with GAAP, but EBIT before special items, EBIT and
EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable with that of other companies. Accordingly, EBIT before special items and EBIT should not be used as an alternative to net earnings (loss) as determined in accordance with GAAP, and similarly EBITDA should not be used as an alternative to cash provided by (used in) operations.
EBITDA is used extensively in our financing covenants and performance incentive programs, and we consider it to be a useful disclosure for this reason. In addition, business segments and income tax jurisdictions are not synonymous, and we believe that the allocation of income taxes distorts the historical comparability of the performance of our business segments. Similarly, financing and related interest charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies.
The following is a reconciliation of these key non-GAAP measures to net earnings (loss) and net earnings (loss) per share as calculated in accordance with GAAP:

		Wholesale
(millions of U.S. dollars		North	South			Diluted
except per share amounts)	Retail	America	America	Other	Consolidated	per Share

2005

EBITDA	113	515	99	(81)	646

Less depreciation and amortization	17	107	15	7	146

EBIT	96	408	84	(88)	500

Interest expense					49

Income taxes					168

Net earnings					283	2.12

		Wholesale
(millions of U.S. dollars		North	South			Diluted
except per share amounts)	Retail	America	America	Other	Consolidated	per Share

2004

EBITDA	99	465	98	(39)	623

Less depreciation and amortization	18	116	15	7	156

Less special items:

Kenai award and settlement	–	86	–	–	86

EBIT before special items	81	263	83	(46)	381

Plus special items:

Kenai award and settlement	–	86	–	–	86

EBIT	81	349	83	(46)	467

Interest expense					69

Income taxes					132

Net earnings					266	1.91

58	AGRIUM ANNUAL REPORT 2005

MD&A: BUSINESS RISKS

		Wholesale
(millions of U.S. dollars		North	South			Diluted
except per share amounts)	Retail	America	America	Other	Consolidated	per Share

2003

EBITDA	85	285	78	(52)	396

Less depreciation and amortization	19	99	15	7	140

EBIT before special items	66	186	63	(59)	256

Less special items:

Asset impairment	–	235	–	–	235

EBIT	66	(49)	63	(59)	21

Interest expense					80

Income taxes					(22)

Net loss					(37)	(0.29)

Accounting Policy Changes
a) Classification of liabilities and equity
Effective January 1, 2005, we adopted the amended Canadian GAAP standard for disclosure of financial instruments. We reclassified our eight percent preferred securities as debt. Upon adoption of the new standard, dividends previously charged directly to retained earnings, net of tax, are reflected as interest expense in our consolidated statement of earnings.
The change was applied retroactively as a change in accounting policy in our 2005 financial statements. Retroactive application will require the restatement of both our six percent preferred securities that were converted to common shares in the first quarter of 2004 as well as our eight percent preferred securities that were redeemed in February 2005. The retroactive accounting application caused a decrease in retained earnings of $6-million in 2004 and $5-million in 2003; an increase in other assets of $5-million in 2004 and $5-million in 2003; an increase in future income tax liability of $8-million in 2004 and $7-million in 2003; an increase in long-term debt of $175-million in 2004 and $207-million in 2003; a decrease in net earnings of $10-million in 2004, and $16-million in 2003.
New Accounting Standards
Financial Instruments, Hedging Relations & Other Comprehensive Income
Recently issued accounting standards will be in effect for fiscal years beginning on or after October 31, 2006 for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. We are currently investigating the impact of these recently issued standards on our consolidated performance.
Business Risks
We are exposed to various risks and uncertainties in the normal course of our business that can cause variations in our results from operations and affect our financial condition.
We further enhanced our enterprise risk management process for the management of our risks in 2005. Under this process, each department and operating segment of our business is required to formally identify all known significant risks that they face in their day-to-day activities and the cause of the risks. These risks are then prioritized in accordance with their potential impact on our business, and the likelihood of occurrence. From this process, we are able to establish a detailed risk profile of our business and develop prioritized strategies to mitigate the risk.
Each department monitors risks and mitigating actions and formally reviews the risk profile and mitigation plan on a quarterly basis. The enterprise risk exposures and mitigation plans are reviewed and approved on a quarterly basis by our Disclosure Committee and reviewed annually with our Board of Directors.
In some cases, financial risk may be reduced through insurance or hedging programs. However, there may be situations where these programs can be costly in relation to the risks insured, and coverage may only be partial. In other cases, risk management may involve far-reaching strategic decisions with long-term consequences. We also believe that acceptance of some risk is both necessary and advantageous in any business, and is necessary in order to achieve our vision.
The following is a discussion of the key business risks that we have identified through this process and the strategies we have adopted to mitigate them.

AGRIUM ANNUAL REPORT 2005	59

MD&A: BUSINESS RISKS

However, it should not be assumed that the process will identify and eliminate all risks, or that strategies adopted to mitigate them will be successful.
Product Price & Margin
The majority of our wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and resulting margins can be volatile.
Mitigating factors and strategies:
■
The broad product diversity of our Wholesale business (nitrogen, potash, phosphate and specialty products) reduces the impact of poor supply and demand fundamentals that can be experienced by a particular product category;

■	The geographic diversity of our customer base (North America, South America, international) reduces the impact of poor economic, crop or weather conditions in any one region;
■	We may take advantage of the recently introduced forward contract market to hedge nitrogen and phosphate product prices when we believe it may be beneficial;
■	Our customers have diverse end-uses for our products (agriculture and industrial), with some of our industrial sales prices based on a cost of production plus margin basis;
■	We have an extensive Retail business that provides stability to our cash flows and earnings;
■	We also make prepay forward sales and may lock in nitrogen margins using forward gas price hedging; and,
■	Within our Retail business, we have further mitigating factors including:
■	product and service diversity (fertilizer, chemical, seed and application services); and,
■	geographic diversity that helps spread risk associated with regional weather and crop variables (broad regional U.S. and South American markets).
Raw Materials
Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our facilities where we purchase gas on the open market, such as at our four nitrogen facilities in Western Canada and our Borger, Texas nitrogen facility. Higher production costs may, under certain circumstances, be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.
We also purchase sulphur for phosphate production and small quantities of natural gas for the drying and compaction process in the production of potash.
Mitigating factors and strategies:
■	Our Kenai and Profertil nitrogen facilities have fixed-price gas contracts that are not tied to North American gas or global oil prices;
■	In the short-term, we use derivative instruments and other contractual arrangements to attempt to reduce the risk of gas price volatility;
■	Our practice of adjusting our production rates and sourcing supply for our customers from purchased product when conditions dictate reduces our exposure to high natural gas costs;
■	The majority of our nitrogen sold in North America is produced in Western Canada, which has lower-cost gas than most other competitors who produce and sell in North America;
■	In the long-term, our goal is to increase our nitrogen capacity in areas where long-term supplies of lower-cost trapped natural gas are available; and,
■	For sulphur, we have medium-term highly competitive contracts in place with suppliers and proximity to lower cost sulphur and sulphuric acid.
We settled our longstanding dispute with Unocal over gas supply issues for our Kenai facility in 2004. As part of this agreement, a definitive gas supply obligation for the facility was obtained from Unocal that expired on October 31, 2005. In July of 2005, we announced we had successfully concluded gas supply contract negotiations with gas producers that would allow continued operation until October 31, 2006. If we are not able to negotiate an extension to these gas contracts, the facility will have to be closed November 1, 2006.
Weather
Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In

60	AGRIUM ANNUAL REPORT 2005

MD&A: BUSINESS RISKS

addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.
Mitigating factors and strategies:
■	Our extensive distribution and storage system allows us to move products to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season;
■	Geographic diversity of our Wholesale markets and our Retail facilities affords some protection against regional weather patterns;
■
We also mitigate our exposure to weather-related risk through our sales to industrial customers, which are far less dependent on weather. Industrial sales represent approximately 15 percent of our Wholesale net sales; and,

■	We reviewed the potential use of weather derivatives to manage weather-related risks, but determined that the cost outweighed the likely benefit.
Climate Change
Canada has ratified the Kyoto Protocol and is working on its implementation, including the compliance framework and targets for “large final emitters” (LFEs) in the industrial sector. A number of Agrium’s Canadian facilities have been identified as LFEs and will be subject to regulated reductions in greenhouse gas (GHG) emissions in the 2008-2012 timeframe. Given the energy intensive nature of fertilizer production, and nitrogen production in particular, this creates a risk of additional regulatory burden and compliance costs. Further, in a globally competitive fertilizer industry there is a risk of an unequal playing field emerging providing a competitive advantage for nitrogen producers who are not subject to equivalent compliance measures.
Mitigating factors and strategies:
■
We track our annual GHG emissions and have proactively improved plant energy efficiencies and reduced GHG emissions. This has been accomplished through several plant retrofits and the construction of a co-generation unit at Agrium’s Carseland facility.

■
We have taken a leadership role in the fertilizer industry’s negotiations with the government on fair and equitable GHG emission reduction targets and a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.

Transportation
Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations.
Mitigating factors and strategies:
■	We develop detailed forecasts of product movement needs for each facility and mode of transport;
■	Mutually beneficial long-term relationships with major carriers are continually developed and maintained;
■	Some of our production facilities are serviced through multiple carriers and modes of transportation, providing us with important shipping options; and,
■	We maintain multiple supply points through our extensive distribution network, in case transportation disruption occurs at a particular facility.
Country Risk
We have significant operations in Canada, the U.S. and Argentina and expect to further expand our international operations. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency and political risks.
Mitigating factors and strategies:
■	We seek to partner with reputable firms with experience or significant presence in foreign countries in which we operate or intend to operate;
■	We hire personnel located in the foreign country or who have operating experience in the foreign country;
■	Non-recourse project financing with consortiums of international banks is obtained where appropriate;
■	We maintain excess cash related to international operations in U.S. dollars to the extent practicable; and,
■	We increase our required investment return to reflect our perceived risk of conducting business in specific countries.

AGRIUM ANNUAL REPORT 2005	61

MD&A: BUSINESS RISKS

Foreign Exchange
A significant shift in value of the Canadian dollar against the U.S. dollar could impact the earnings in our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars.
Mitigating factors and strategies:
■	Exposure to currency fluctuations is partially managed through our currency hedging programs.
Legislative Tax
Tax risk includes failure to comply with tax laws in the jurisdictions in which we operate.
Mitigating factors and strategies:
■	Our tax department proactively participates in tax and industry organizations and maintains contacts with an extensive network of local and international tax consultants; and,
■	We have centralized responsibility over the tax function in the jurisdictions in which we operate.
Counterparty
We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative hedging contracts.
Mitigating factors and strategies:
■	We have established credit procedures that include rigorous assessment of a counterparty’s credit-worthiness and adherence to credit limits;
■	For derivative hedging contracts, we have established counterparty trading limits and netting agreements; and,
■	In our Retail segment, we service customers in diverse geographic markets, which reduces the impact of poor economic or crop conditions in any particular region.
Security
We face security risks associated with our facilities and some of our products.
Mitigating factors and strategies:
■	We continue to work with industry associations, law enforcement and government agencies to ensure our facility and product security requirements are identified and addressed;
■	We have developed and implemented a system to proactively identify and manage chemical exposure health risks;
■	We discontinued production of all agricultural grade ammonium nitrate in 2005;
■	We have implemented a carrier verification system for all products wherein we examine carrier identification and verifications prior to loading product from our plants and terminals; and,
■	Our facilities have developed security plans with security measures, which can be implemented in response to real or perceived security threats.
Environment, Health & Safety
The environmental, health and safety (EH&S) risks inherent to Agrium are typical of those found throughout the agriculture sector and the fertilizer supply chain. This includes the potential for risk of physical injury to employees and contractors, possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use.
Agrium uses a three-part strategy to mitigate EH&S risks:
■
We maintain and steward EH&S policy through our executive and Board EH&S Committees. Our Board EH&S Committee monitors EH&S performance and compliance with legal and regulatory requirements as well as applicable industry standards and reviews our EH&S risks, governance practices, strategies and methods to improve EH&S performance, management systems implementation, audit programs and remediation projects.

■
Our executive EH&S Committee is comprised of certain members of senior management which is responsible to ensure that our operations are conducted in an environmentally responsible manner and that our health and safety programs are implemented and operating effectively throughout our organization and facilities.

■
We have implemented a management system through our Wholesale operations that drives the processes to minimize EH&S risks and are implementing a similar system for our Retail business. The system addresses environmental, health and safety responsibilities and accountabilities, goal setting and planning, continuous improvement, emergency response, security and occupational health, among others. We deploy the necessary expertise and resources to ensure that regulatory and system requirements are understood, in place, current and effective.

62	AGRIUM ANNUAL REPORT 2005

■
We regularly conduct regulatory, systems and process safety audits. Corrective actions arising from these audits are monitored and reviewed with executive management to ensure timely corrective action and closure.

Disclosure Controls & Procedures
Agrium maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by Agrium in its annual filings, interim filings (as these terms are defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), after having evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31,
2005, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits under provincial and territorial securities legislation is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

AGRIUM ANNUAL REPORT 2005	63

MANAGEMENT’S & AUDITORS’ REPORTS
Financial Statements & Notes
Management’s Report to the Shareholders
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements. KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors’ Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented below.
The Audit Committee of the Board of Directors, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

Michael M. Wilson
President & Chief Executive Officer
Calgary, Canada
February 22, 2006

Bruce G. Waterman
Senior Vice President, Finance
& Chief Financial Officer

Auditors’ Report
We have audited the consolidated balance sheets of Agrium Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
February 22, 2006

64	AGRIUM ANNUAL REPORT 2005

FINANCIAL STATEMENTS
Consolidated Statements of Operations
& Retained Earnings

Years ended December 31	2005	2004	2003

(millions of U.S. dollars, except per share amounts)		Restated (note 2)	Restated (note 2)
Sales	3,491	3,001	2,630

Direct freight	197	163	131

Net sales	3,294	2,838	2,499

Cost of product	2,247	1,928	1,760

Gross profit	1,047	910	739

Expenses (income)

Selling	254	237	227

General and administrative	79	63	59

Depreciation and amortization	146	156	140

Kenai award and settlement (note 3)	–	(86)	–

Asset impairment (note 9)	–	–	235

Royalties and other taxes	45	29	17

Other expenses (note 4)	23	44	40

Earnings before interest expense and income taxes	500	467	21

Interest on long-term debt	47	65	75

Other interest	2	4	5

Earnings (loss) before income taxes	451	398	(59)

Current income taxes (note 5)	113	99	22

Future income taxes (recovery) (note 5)	55	33	(44)

Income taxes	168	132	(22)

Net earnings (loss)	283	266	(37)

Retained earnings – beginning of year (as reported)	398	145	191

Cumulative change in accounting policy (note 2)	(6)	(5)	–

Common share dividends declared	(14)	(14)	(14)

Common share repurchases	(77)	–	–

Retained earnings – end of year	584	392	140

Earnings (loss) per share (note 6)

Basic	2.14	2.03	(0.29)

Diluted	2.12	1.91	(0.29)

See accompanying notes.

AGRIUM ANNUAL REPORT 2005	65

FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows

As at December 31	2005	2004	2003

(millions of U.S. dollars, except per share amounts)		Restated (note 2)	Restated (note 2)
Operating

Net earnings (loss)	283	266	(37)

Items not affecting cash

Depreciation and amortization	146	156	140

Asset impairment (note 9)	–	–	235

Kenai award and settlement (note 3)	–	(36)	–

Proceeds on settlement (note 3)	–	25	–

Loss on disposal of assets and investments	(4)	(6)	(5)

Future income taxes (recovery) (note 5)	55	33	(44)

Foreign exchange	(6)	(5)	(8)

Net changes in non-cash working capital

Accounts receivable	(29)	(52)	(98)

Inventories	(76)	(83)	12

Prepaid expenses	(35)	4	(25)

Accounts payable and accrued liabilities	107	69	12

Income and other taxes payable	(18)	54	(15)

Other operating	27	15	8

Cash provided by operating activities	450	440	175

Investing

Capital expenditures	(175)	(82)	(99)

(Increase) decrease in other assets	(22)	(14)	3

Proceeds from disposal of assets and investments	13	10	12

Net change in non-cash working capital	(10)	–	26

Other	(18)	7	10

Cash used in investing activities	(212)	(79)	(48)

Financing

Common shares issued	50	12	6

Common share repurchases (note 17)	(98)	–	–

Bank indebtedness repayment	–	–	(1)

Long-term debt repayment	(126)	(134)	(27)

Common share dividends paid	(14)	(14)	(14)

Preferred security repayment	(175)	–	–

Cash used in financing activities	(363)	(136)	(36)

(Decrease) /increase in cash and cash equivalents	(125)	225	91

Cash and cash equivalents – beginning of year	425	200	109

Cash and cash equivalents – end of year	300	425	200

Dividends per common share for the year	0.11	0.11	0.11

Supplemental cash flow disclosure

Interest paid	49	74	78

Income taxes paid	132	42	30

See accompanying notes

66	AGRIUM ANNUAL REPORT 2005

FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at December 31	2005	2004

(millions of U.S. dollars)		Restated (note 2)
ASSETS

Current assets

Cash and cash equivalents	300	425

Accounts receivable (note 7)	443	388

Inventories (note 8)	533	447

Prepaid expenses	91	56

	1,367	1,316

Property, plant and equipment (note 9)	1,293	1,239

Other assets (note 10)	103	82

Future income tax assets (note 5)	22	24

	2,785	2,661

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank indebtedness	5	–

Accounts payable and accrued liabilities (note 12)	576	472

Current portion of long-term debt (note 13)	30	60

	611	532

Long-term debt (note 13)

Recourse debt	442	471

Non-recourse debt	–	69

Preferred securities (note 2)	–	175

	442	715

Other liabilities (note 14)	280	257

Future income tax liabilities (note 5)	272	209

	1,605	1,713

Commitments, guarantees, contingencies and subsequent event (notes 19, 20, 21 and 26 respectively)

Shareholders’ equity

Share capital (note 17)

Authorized: unlimited common shares

Issued and outstanding: 2005 – 131 million (2004 – 132 million)	583	553

Contributed surplus	3	2

Retained earnings	584	392

Cumulative translation adjustment	10	1

	1,180	948

	2,785	2,661

See accompanying notes.
Approved on behalf of the Board:

Michael M. Wilson
Director

Harry G. Schaefer
Director

AGRIUM ANNUAL REPORT 2005	67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements
(amounts in millions of U.S. dollars unless otherwise stated)
1. Accounting Policies
Principles of Consolidation & Preparation of Financial Statements
These consolidated financial statements of Agrium Inc. (the Corporation or Agrium) are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles are different in some respects from accounting principles generally accepted in the United States (U.S. GAAP) and the significant differences are described in note 27. Amounts are stated in U.S. dollars unless otherwise indicated.
The consolidated financial statements of the Corporation include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of Profertil S.A. Intercompany transactions and balances are eliminated.
The underlying financial records contain amounts based on informed estimates and best judgments of management. Certain comparative figures have been reclassified to conform to the current year’s presentation.
Cash & Cash Equivalents
Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are stated at cost, which approximates fair value.
Inventories
Wholesale inventories, consisting primarily of fertilizers, operating supplies and raw materials, include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Fertilizers include the Corporation’s completed product as well as work in process. Operating supplies include catalysts used in the Wholesale production process, materials used for maintenance and repairs and other supplies. Wholesale inventory is valued at the lower of weighted average cost and net realizable value.
Retail inventories, consisting primarily of fertilizer, seed and chemicals, are recorded at the lower of purchased cost on a first in, first out basis, and net realizable value and include the cost of delivery to move the product to the respective farm centre.
Property, Plant & Equipment
Property, plant and equipment are recorded at cost and include the cost of replacements and betterments.
Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years.
Management reviews property, plant and equipment on an ongoing basis to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge is recognized as an asset impairment expense in the amount that the carrying value of the asset exceeds its fair value. Where the estimated useful life changes, depreciation is adjusted prospectively.
Idle Plant Costs
Costs incurred during the shutdown of a production facility for periodic scheduled maintenance (a turnaround) are deferred and charged to production costs on a straight-line basis over the period until the next scheduled turnaround, generally one to four years. Unamortized costs that will be charged to production costs within one year of the balance sheet date are included in prepaid expenses, and all other costs are included in other assets. Costs incurred during an extended shut down, due to market conditions or facility failure, are charged to other expense.
Other Assets
Other assets include value-added tax, long-term receivables, deferred costs, non-qualifying derivative contracts and investments in associated companies. Value-added tax assets relate to South America operations and are

68	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
accumulated on the balance sheet as costs are incurred and are recovered against future value-added taxes collected by the Corporation and due to the government.
Investments in companies where the Corporation has the ability to exercise significant influence, which is generally evidenced by ownership of between 20 percent and 50 percent of the voting interest, are accounted for using the equity method. The Corporation’s share of earnings is included in other income (expense). Investments where the Corporation does not exercise significant influence are accounted for using the cost method.
Employee Future Benefits
The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States, which are either contributory or non-contributory with regard to participants. The majority of employees are members of defined contribution pension plans. The Corporation also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. The pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs.
The Corporation has additional non-contributory defined benefit and defined contribution plans for senior management, which provide supplementary pension benefits.
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, experience gains or losses and the effects of changes in plan assumptions are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.
Environmental Remediation
Environmental costs that relate to current operations may be expensed or capitalized. Expenditures that relate to existing conditions caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity and/or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.
Asset Retirement Obligations
The Corporation recognizes asset retirement obligations in the period in which they are incurred using a reasonable estimate of fair value. The liability is measured at discounted fair value and is adjusted to its present value in subsequent periods through other expenses. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset’s estimated useful life.
Future Income Taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Revenue Recognition
Revenue is recognized when the product is delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Transportation costs are recovered from the customer through product or service pricing.

AGRIUM ANNUAL REPORT 2005	69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Stock-based Compensation
The Corporation has four stock-based compensation plans, which are described in note 18. The Corporation accounts for plans that settle through the issuance of equity using the fair value based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds, together with the amount recorded in contributed surplus, are recorded as share capital.
Stock-based plans that are likely to settle in cash or other assets are accounted for as liabilities based on the intrinsic value of the awards. The compensation expense is accrued over the vesting period of the award, based on the difference between the market value of the underlying stock and the exercise price of the award, if any. Fluctuations in the market value of the underlying stock determined based on the closing price of the stock on the last day of each reporting period will result in a change to the accrued compensation expense, which is recognized in the period in which the fluctuation occurs.
Derivative Financial Instruments
Derivative financial instruments are used by the Corporation to manage its exposure to commodity price and foreign exchange rate fluctuations. The Corporation enters into natural gas options and swaps to manage exposure to changes in cash flows related to fluctuation in the market prices for natural gas consumed in operations. The Corporation enters into forward exchange contracts and foreign currency options to manage exposure to changes in cash flows in its Canadian operations related to changes in the Canadian/U.S. dollar exchange rates.
These derivative contracts are initiated within the guidelines of the Corporation’s risk management and hedging policies, which require specific authorization for approval and commitment of contracts. The Corporation formally documents all qualifying relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedging instrument.
Hedge accounting is used when there is a high degree of effectiveness between changes in cash flows of the derivative instrument and the cash flows of the hedged item. The Corporation assesses, both at inception of the hedge and on at least a quarterly basis, the effectiveness of hedge relationships.
Derivative contracts accounted for as hedges are not recognized in the consolidated balance sheets. Gains or losses on these contracts, including deferred gains and losses on derivative contracts previously qualifying for hedge accounting, are recognized when the related hedged transaction is recognized and in the same financial statement category as the corresponding hedged transaction. If effectiveness ceases or the hedge is de-designated, the Corporation discontinues hedge accounting, recognizes the derivative contract on the consolidated balance sheet at fair value and any subsequent changes in the fair value of the derivative contract are recognized in other expenses when those changes occur. If a hedged anticipated transaction is no longer probable to occur, the fair value of the derivative contract or the deferred gain or loss on a derivative contract that was previously settled, de-designated or ceased to be effective is recognized in other expense in the current period.
Derivative contracts that do not qualify as hedges are recorded at fair value in the consolidated balance sheet. Any changes in the fair value of the derivative contracts are recorded in other expenses when those changes occur.
Foreign Currency Translation
The Corporation’s Canadian operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the consolidated statements of operations and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is recorded in the cumulative translation adjustment account in shareholders’ equity.
The change in the cumulative translation adjustment of $9-million (2004 – $38-million) is comprised of unrealized currency translation adjustments that arise on the translation to U.S. dollars of assets and liabilities of the Corporation’s self-sustaining operations.
The Corporation’s South America operations are considered integrated and are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and items included on the consolidated statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is recorded in the consolidated statement of operations in other expense.

70	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Recent Accounting Pronouncements
Financial Instruments, Hedging Relationships & Other Comprehensive Income
Recently issued accounting standards will be in effect for fiscal years beginning on or after October 31, 2006 for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. The Corporation is currently investigating the impact of these recently issued standards on its consolidated financial statements.
2. Change in Accounting Policies
Classification of Preferred Securities as Liabilities
Effective January 1, 2005, the Corporation adopted the revised Canadian accounting standards for disclosure and presentation of financial instruments. The amendment requires obligations that must or could be settled with a variable number of the Corporation’s own equity instruments to be classified as liabilities. Consequently, the Corporation reclassified from equity to liabilities its eight percent preferred securities, redeemed February 14, 2005 and its six percent preferred securities, converted to common shares in January 2004. This change was applied retroactively with restatement of prior periods. The effect of the adoption on prior periods and the cumulative impact of retroactive restatement as at the date of adoption are presented below as increases (decreases):

As at
December 31, 2004

Balance sheet

Other assets	5

Long-term debt	175

Future income tax liabilities	8

Preferred securities	(172)

Retained earnings	(6)

	Year ended	Year ended
	December 31, 2004	December 31, 2003

Income statement

Interest on long-term debt	14	17

Future income tax expense	(4)	(1)

Earnings per share

Net earnings available for basic earnings per share	(10)	(16)

Weighted-averages for diluted earnings per share (millions of shares)	144	126

Basic earnings per share	(0.01)	(0.04)

Diluted earnings per share	–	(0.04)

Stock-based Compensation
In the fourth quarter in 2003, the Corporation began expensing stock options on a prospective basis, effective January 1, 2003. Prospective adoption requires that the fair value of stock options granted in 2003 and thereafter be expensed in the financial statements over the option-vesting period. The Corporation will continue to provide pro forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed for stock options granted prior to 2003.

AGRIUM ANNUAL REPORT 2005	71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
3. Kenai Award & Settlement
The following amounts were recorded during 2004 relating to the arbitration award and settlement of legal claims in our dispute with Union Oil Company of California (Unocal):

2004

Arbitration award	50

Settlement of legal claims	36

86

Arbitration Award
During 2004, the Corporation was awarded liquidated damages with respect to a dispute with Unocal over gas supply obligations to our Kenai, Alaska nitrogen facility. The Arbitration Panel awarded the Corporation $37-million plus interest for damages up to April 2004. An additional $4-million was received for the period May to September 2004 and $9-million for the period October to December 2004. The total liquidated damages recorded in 2004 were $50-million.
Settlement of Legal Claims
In December of 2004, the Corporation settled its dispute with Unocal over obligations under the Purchase and Sale Agreement, pursuant to which the Corporation acquired its Kenai, Alaska nitrogen facility. The settlement agreement established a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005. In July 2005, the Corporation concluded gas supply contract negotiations with producers that will allow the Kenai, Alaska nitrogen facility to continue to operate until October 31, 2006.
The net gain of $36-million recorded in the fourth quarter of 2004 was comprised of the following:

2004

Net cash received	25

Earn-out adjustment (2001 – 2004)	81

Adjustments related to termination of gas supply	(70)

Net gain	36

4. Other Expenses

	2005	2004	2003

Interest income	(22)	(16)	(5)

Idle plant costs	9	5	10

Stock-based compensation	13	4	1

Environmental remediation and accretion of asset retirement obligation	9	14	6

Costs on settlement of debt	14	–	–

Realized and unrealized loss (gain) on derivative contracts	21	(3)	5

Foreign exchange gain	(5)	(6)	(8)

Kenai, Alaska nitrogen facility earn-out	–	28	–

Litigation and contract settlements	(25)	(7)	(2)

Other	9	25	33

	23	44	40

72	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
5. Income Taxes
The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

Earnings (loss) before income taxes	2005	2004	2003

		Restated (note 2)	Restated (note 2)
Canadian	140	118	49

Foreign	311	280	(108)

	451	398	(59)

Statutory rate (%)	41	41	42

Income taxes at statutory rates	183	165	(25)

Recognition of previously unrecognized tax assets	(4)	(20)	(13)

Differences in foreign tax rates	(19)	(20)	(5)

Manufacturing and processing allowance	(3)	(8)	(5)

Resource royalties and allowances	1	2	6

Foreign exchange gains relating to Canadian and Argentine operations	2	9	15

Other	8	4	5

Income taxes	168	132	(22)

Current

Canadian	15	7	(2)

Foreign	98	92	24

	113	99	22

Future

Canadian	42	47	42

Foreign	13	(14)	(86)

	55	33	(44)

	168	132	(22)

The significant components of future income tax liabilities and assets at December 31 are as follows:

	2005	2004

Future income tax liabilities		Restated (note 2)

Depreciation and amortization	194	196

Partnership deferral	106	101

Other	65	36

Total future income tax liabilities	365	333

Future income tax assets

Loss carry forwards expiring through 2015	12	63

Asset retirement obligations and environmental liabilities	59	57

Receivables, inventories and accrued liabilities	22	21

Employee future benefits	17	18

Other	13	12

Future income tax assets before valuation allowance	123	171

Valuation allowance	(8)	(23)

Total future income tax assets, net of valuation allowance	115	148

Net future income tax liabilities	250	185

Future income tax assets	(22)	(24)

Future income tax liabilities	272	209

Net future income tax liabilities	250	185

AGRIUM ANNUAL REPORT 2005	73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
6. Earnings (Loss) per Share
The following table summarizes the computation of net earnings (loss) per share:

	2005	2004	2003

Numerator

Net earnings (loss)	283	266	(37)

Numerator for basic earnings (loss) per share	283	266	(37)

Preferred securities charges (a)	–	10	–

Numerator for diluted earnings (loss) per share	283	276	(37)

Denominator

Weighted-average number of shares outstanding for basic earnings (loss) per share	132	131	126

Dilutive instruments

Stock options (a) (b)	1	1	–

Preferred securities converted to common shares $175-million, eight percent (a) (c)	–	12	–

Weighted-average number of shares outstanding for diluted earnings (loss) per share	133	144	126

Basic earnings (loss) per share	2.14	2.03	(0.29)

Diluted earnings (loss) per share	2.12	1.91	(0.29)

(a)	For diluted earnings (loss) per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings (loss) per share.

(b)
Stock options, using the treasury stock method, with an average share price less than or equal to the average price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2005, there were five million dilutive stock options. At December 31, 2004, there were eight million dilutive stock options. At December 31, 2003, there were nine million.

(c)
This series of preferred securities was redeemed for cash by the Corporation on February 14, 2005. At December 31, 2004, there were seven million dilutive preferred securities. At December 31, 2003, there were seven million antidilutive preferred securities.

7. Accounts Receivable

	2005	2004

Trade accounts	390	376

Allowance for doubtful accounts	(12)	(11)

Rebates and other non-trade accounts	30	16

Derivative contracts	31	4

Other	4	3

	443	388

On an ongoing basis, certain of the Corporation’s U.S. subsidiaries sell their accounts receivable balances to a subsidiary of the Corporation. The subsidiary has an agreement to sell to a financial institution, on an ongoing basis, an undivided percentage interest in this designated pool of receivables, on a non-recourse basis, in an amount not to exceed $125-million. The Corporation has granted a security interest to the financial institution for the sold receivables. The fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rate. The agreement expires in December 2007 and may be terminated earlier by either Agrium, with proper notice, or the financial institution, provided certain conditions are met.
Servicing of the receivables sold is performed by Western Farm Service, Inc., a subsidiary of the Corporation, which charges a fee of two percent of the pool balances. At December 31, 2005 and 2004, the accounts receivable balances sold were nil.

74	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
8. Inventories

	2005	2004

Retail

Fertilizers	103	85

Chemicals	100	88

Other	17	7

	220	180

North America Wholesale

Fertilizers	213	166

Operating supplies	66	63

Raw materials	24	27

	303	256

South America Wholesale	10	11

	533	447

9. Property, Plant & Equipment

		2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Land	29	–	29	29	–	29

Building and improvements	355	196	159	328	191	137

Machinery and equipment	2,230	1,298	932	2,165	1,168	997

Other (a)	213	40	173	121	45	76

	2,827	1,534	1,293	2,643	1,404	1,239

(a)	At December 31, 2005, Other included $134-million (2004 – $49-million) of assets under construction that were not being depreciated.
In the fourth quarter of 2003, the Corporation’s Kenai, Alaska nitrogen facility in the North America Wholesale business unit was determined to be impaired in the amount of $235-million ($140-million net of tax). The asset impairment was calculated as the difference between the carrying amount and the fair value of the Alaskan nitrogen facility. The impairment loss was proportionately allocated to reduce the cost base of the asset categories above.
10. Other Assets

	2005	2004

		Restated (note 2)

South America value-added tax and other costs	14	30

Long-term receivables	5	6

Long-term investments	29	23

Long-term derivative contracts	23	1

Turnaround costs	12	6

Pension asset	5	3

Other	15	13

	103	82

AGRIUM ANNUAL REPORT 2005	75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
11. Bank Indebtedness
In May 2005, we amended our $450-million three-year syndicated revolving unsecured credit facility. Under the terms of the agreement, Agrium Inc. and Agrium U.S. Inc. may borrow a maximum principal amount of $325-million and $125-million respectively. Interest rates are at either Canadian prime rate plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin, or bankers’ acceptance rate plus a variable margin, at the election of the borrower.
The credit facility requires that Agrium Inc. maintain certain financial ratios and other covenants.
Profertil S.A.
In conjunction with the repayment of Profertil’s long-term debt, Profertil entered into two separate credit facilities that consist of a $15-million three-year, unsecured credit facility and a $25-million five-year, revolving pre-export financing credit facility. Profertil may borrow at the prevailing interest rates, based on LIBOR plus a fixed margin to fund working capital requirements. The credit facilities require that Profertil maintain certain financial ratios and other covenants.
12. Accounts Payable & Accrued Liabilities

	2005	2004

Trade	250	204

Accrued liabilities	246	201

Income and other taxes	36	53

Accrued interest payable	11	12

Derivative contracts	33	2

	576	472

76	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
13. Long-term Debt

	2005	2004

Recourse debt		Restated (note 2)

Unsecured

6.86% senior notes due December 29, 2005 to 2007 (a) (c)	30	45

7.06% senior notes due December 29, 2005 to 2010 (b) (c)	71	86

7.7% debentures due February 1, 2017 (c)	100	100

7.8% debentures due February 1, 2027 (c)	125	125

8.25% debentures due February 15, 2011 (c)	125	125

Secured

Other	21	20

	472	501

Principal repayments due within one year	30	30

	442	471

Non-recourse debt

Secured

Profertil S.A. – Other (d)	–	99

Principal repayments due within one year	–	30

	–	69

Preferred securities

Unsecured 8% redeemable preferred securities (e)	–	175

(a)
The notes have two remaining equal annual principal repayments, with the next repayment due December 29, 2006. These notes are guaranteed by Agrium U.S. Inc. and require the Corporation to maintain certain financial ratios and other covenants.

(b)
The notes have five remaining equal annual principal repayments, with the next repayment due December 29, 2006. These notes are guaranteed by Agrium U.S. Inc. and require the Corporation to maintain certain financial ratios and other covenants.

(c)	These notes and debentures require the Corporation to meet certain financial ratios and other covenants.

(d)
The Corporation’s share of amounts outstanding under the credit agreement at December 31, 2004, was $99-million, of which $30-million was repayable within one year. On September 30, 2005, Profertil repaid all amounts outstanding under the credit agreement.

(e)
On February 14, 2005, the Corporation redeemed the $175-million, eight percent redeemable preferred securities for cash. The redemption price equaled the principal amount of the securities plus accrued and unpaid interest to the date of redemption.

14. Other Liabilities

	2005	2004

Asset retirement obligations (note 15)	60	52

Environmental remediation	145	145

Employee future benefits (note 16)

Pensions	10	14

Other post-retirement benefits	38	36

Long-term derivative contracts	16	–

Other	11	10

	280	257

AGRIUM ANNUAL REPORT 2005	77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
15. Asset Retirement Obligations
The Corporation’s asset retirement obligations relate to nitrogen, phosphate and potash production facilities, marketing and distribution facilities and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.
A reconciliation between the opening and closing asset retirement obligations balance is provided below:

	2005	2004

Balance, beginning of year	52	43

Foreign exchange translation	1	2

Additions	3	4

Accretion, included in other expenses	4	3

Balance, end of year	60	52

The Corporation estimates that the undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations is approximately $645-million, which will be settled between 2006 and 2136. Discount rates ranging from 7.5 percent to eight percent were used to determine the asset retirement obligations.
16. Employee Future Benefits
The Corporation’s disclosures for employee future benefits for the year ended December 31, 2005, are measured with information from September 30, 2005.
Obligations & Assets
The change in accrued benefit obligations and change in plan assets for the defined benefit pension and post-retirement benefit plans are as follows:

78	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)

	Defined Benefit Pension Plans			Post-retirement Benefit Plans

	2005	2004	2003	2005	2004	2003

Change in accrued benefit obligations

Balance, beginning of year	145	127	105	48	40	31

Foreign exchange on Canadian obligations	2	5	10	–	1	2

Interest cost	9	9	7	2	3	2

Service cost	5	6	5	2	3	3

Actuarial loss	23	5	7	6	4	3

Amendments	–	–	–	(12)	–	–

Curtailment	–	–	(2)	–	–	–

Medicare	–	–	–	–	(2)	–

Benefits paid	(7)	(7)	(5)	(2)	(1)	(1)

Balance, end of year	177	145	127	44	48	40

Change in plan assets

Fair value, beginning of year	106	88	67	–	–	–

Foreign exchange on Canadian assets	2	4	9	–	–	–

Actual return on plan assets	12	10	8	–	–	–

Employer contributions	13	11	9	–	–	–

Benefits paid	(7)	(7)	(5)	–	–	–

Fair value, end of year	126	106	88	–	–	–

Unfunded status	51	39	39	44	48	40

Unrecognized net loss	(46)	(28)	(28)	(17)	(11)	(8)

Unrecognized prior service cost	–	–	–	11	(1)	(1)

Accrued employee future benefit liability	5	11	11	38	36	31

Amounts recognized in the consolidated balance sheets consist of:

Other assets – prepaid employee future benefits (note 10)	(5)	(3)	(2)	–	–	–

Other liabilities – pensions (note 14)	10	14	13	38	36	31

	5	11	11	38	36	31

The accumulated benefit obligation at September 30, 2005, is $150-million ($124-million and $111-million for 2004 and 2003 respectively). The estimated aggregate expected contribution to fund the Corporation’s defined benefit plans for the next fiscal year is $5-million to $11-million.
Estimated future benefit payments are as follows:

	Defined Benefit	Post-retirement
	Pension Plans	Benefit Plans	Total

Expected benefit payments

2006	7	1	8

2007	8	1	9

2008	8	1	9

2009	8	1	9

2010	8	2	10

2011 through 2015	49	11	60

AGRIUM ANNUAL REPORT 2005	79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Expense
The components of net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed actuarially as follows:

	2005	2004	2003

Defined benefit pension plans

Service cost for benefits earned during the year	5	6	5

Interest cost on projected benefit obligations	9	9	7

Expected return on plan assets	(8)	(7)	(6)

Net amortization and deferral	1	2	1

Net expense	7	10	7

Post-retirement benefit plans

Service cost for benefits earned during the year	3	4	3

Interest cost on projected benefit obligations	2	3	2

Net expense	5	7	5

Defined contribution pension plans	11	11	10

Total expense	23	28	22

Assumptions
Significant actuarial assumptions used in calculating the future benefits obligation and the net employee future benefits expense were as follows:

	Future Benefits Obligation			Future Benefits Expense

(percent)	2005	2004	2003	2005	2004	2003

Defined benefit pension plans

Discount rate	5	6	6	6	6	7

Long-term rate of return on assets				8	8	8

Rate of increase in compensation levels	4	4	3	4	4	3

Post-retirement benefit plans

Discount rate	5	6	6	6	6	6

Health care cost trend rate	11	12	12	12	12	12

The Corporation’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.
A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease

Effect on post retirement benefit obligation as of September 30, 2005	5	(4)

Effect on total of service and interest cost	1	(1)

80	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Asset Allocation & Investment Strategy
Defined benefit pension plan asset allocation at September 30, 2005 and 2004, and target allocation for 2006 are as follows:

	Target Allocation	Plan assets	Plan assets
(percent)	2006	2005	2004

Asset categories

Equity securities (a)	53-71	65	65

Debt securities	28-47	28	33

Cash and other	0-7	7	2

(a)	Equity securities held by the plans do not include any of the Corporation’s common shares.
The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2004. The next required valuation date for funding purposes is December 31, 2007.
For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes is January 1, 2005, and the next required valuation is January 1, 2006.
17. Share Capital

	2005		2004		2003
	Number		Number		Number
	of Shares		of Shares		of Shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount

Common shares

Issued and outstanding, beginning of year	132	553	127	490	126	484

Issued on preferred securities redemption (a)	–	–	4	50	–	–

Issued on exercise of stock options	4	50	1	13	1	6

Stock based compensation	–	1	–	–	–	–

Shares repurchased (b)	(5)	(21)	–	–	–	–

Issued and outstanding, end of year	131	583	132	553	127	490

(a)
In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional four million common shares. The redemption price was 103 percent of the principal amount, plus accrued and unpaid securities charges.

(b)
On April 28, 2005, the Board of Directors of the Corporation authorized a share repurchase program of up to 13-million common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares) through a normal course issuer bid. Shares may be repurchased from time to time on the open market through to May 2, 2006 at prevailing market prices. Effective October 12, 2005 the share repurchase program was suspended pending completion of proposed acquisition activities.

During the twelve months ended December 31, 2005, the Corporation repurchased for cancellation a total of 4.7 million common shares under the program at a net cost of $98-million and an average price per share of $20.82, resulting in a reduction of share capital of $21-million and a reduction of retained earnings of $77-million.

18. Stock-based Compensation
The Corporation offers the following plans as part of compensation for services rendered.
Stock Options
The Corporation has a stock option plan under which the Board of Directors may grant options to officers and employees to acquire common shares. At December 31, 2005, the Board of Directors was authorized to grant options up to seven million common shares (2004 – nine million) of which six million options (2004 – eight million) had been granted and are outstanding at December 31, 2005. An option’s maximum term is 10 years. Options are granted throughout the year and vest and become exercisable equally over a four-year period, commencing one year after the grant date.

AGRIUM ANNUAL REPORT 2005	81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
The Corporation began prospectively expensing the fair value of equity-settled options granted after January 1, 2003 over their vesting period. In 2005, the Corporation recognized a total compensation expense of $2-million (2004 – $1-million) in connection with equity-settled options.
Tandem Stock Appreciation Rights
Effective January 1, 2004, the stock option plan was amended to permit the attachment of Stock Appreciation Rights (SARs) to all future grants of options. Option holders who are granted options with tandem SARs attached have the right to surrender vested options for SARs. The election of a SAR entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the dollar exercise price of the tandem SAR. The Corporation expects the majority of option holders will elect to exercise their tandem SARs as SARs, surrender their options and therefore receive settlement in cash.
In 2005, the Corporation recognized total compensation expense of $3-million (2004 – $1-million) in connection with options that have tandem SARs attached.
Stock option and tandem SARs transactions for the respective years were as follows:

	2005		2004		2003
	Options	Weighted-	Options	Weighted-	Options	Weighted-
	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise
	(millions)	Price (C$)	(millions)	Price (C$)	(millions)	Price (C$)

Outstanding, beginning of year	8	16.62	9	16.31	9	16.21

Granted	2	19.99	–	21.39	1	15.59

Exercised	(4)	16.79	(1)	13.96	(1)	13.19

Cancelled	–	18.32	–	17.77	–	18.25

Outstanding, end of year	6	17.26	8	16.62	9	16.31

Exercisable, end of year	4	16.72	7	16.68	6	16.37

In accordance with the prospective method of adoption, the Corporation will continue to record no compensation expense for stock options granted prior to January 1, 2003, and will continue to provide pro forma disclosure of the effect on net earnings (loss) and net earnings (loss) per share had the fair value of options been expensed, as follows:

	2005		2004		2003
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net earnings (loss)	283	281	266	262	(37)	(42)

Earnings (loss) per common share

Basic	2.14	2.13	2.03	2.00	(0.29)	(0.34)

Diluted	2.12	2.10	1.91	1.89	(0.29)	(0.34)

The fair values of all equity settled options have been estimated using a Black Scholes option pricing model and based on the following assumptions:

	2005	2004	2003

Dividend yield (%)	1	1	1

Expected stock price volatility (%)	32	32	32

Risk-free interest rate (%)	4	4	4

Expected life of the options (years)	7	7	7

82	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
The weighted-average fair value price per share of options granted in the years indicated was as follows: 2005 – C$7.23; 2004 – C$7.49; and, 2003 – C$6.34.
The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2005:

	Options Outstanding		Options Exercisable
	Numbers	Weighted-	Weighted-	Number	Weighted-
	Outstanding	Avg. Remaining	Avg. Exercise	Exercisable	Avg. Exercise
	at Year End	Contractual Life	Price	at Year End	Price
Range of Exercise Prices (C$)	(millions)	(years)	(C$)	(millions)	(C$)

Less than 11.86	–	4	11.71	–	11.71

11.86 to 15.85	2	6	14.56	1	14.12

15.86 to 20.15	2	6	17.87	2	17.37

20.16 to 22.15	2	6	20.69	1	20.55

11.86 to 22.15	6	6	17.26	4	16.72

Stock Appreciation Rights
Effective January 1, 2004 the Corporation adopted a program whereby certain employees are granted SARs which entitle the employee to receive a cash payment equal to the excess of the highest price of the Corporation’s shares on the TSX on the date of exercise over the exercise price of the right. SARs have a maximum term of 10 years, are granted throughout the year, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.
In 2005, the Corporation recognized total compensation expense of $1-million (2004 – $1-million; 2003 – $3-million) in connection with SARs.
Performance Share Unit Plan
Effective October 2003, a Performance Share Unit (PSU) Plan was implemented for executive officers and other eligible managers. The value of each PSU granted is based on the value of the Corporation’s common shares on the New York Stock Exchange (NYSE). When cash dividends are paid on the common shares of the Corporation, additional PSUs of equivalent value are credited to the designated employee’s account.
PSUs vest on the third anniversary of the grant date, based upon the relative ranking of the Corporation’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. Payout ranges between 50 percent of the original PSUs granted, up to 150 percent of the original PSUs granted dependent on total shareholder return over the three-year period. On vesting, the value of PSUs is payable to the holders in cash. No common shares are issuable to holders of PSUs.
In 2005, the Corporation recognized compensation expense of $7-million (2004 – $2-million; 2003 – less than $1-million) in connection with PSUs.
Director’s Deferred Share Unit Plans
The Corporation has two Director’s Deferred Share Unit (DSU) Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of the Corporation’s common shares on the date that the fees become payable.
The Corporation has a DSU Plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.
Under both plans, the DSUs are fully vested upon being granted but are not paid until a director’s departure from the Board, at which time units are settled in cash. The issue amount and subsequent changes in the common share price in relation to the issue price will be recorded as compensation expense and included in general and administrative expenses in the period the change takes place.

AGRIUM ANNUAL REPORT 2005	83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
In 2005, the Corporation recognized compensation expense of $2-million (2004 and 2003 – less than $1-million) in connection with DSUs.
19. Commitments

	2006	2007	2008	2009	2010

Cost of product

Operating lease commitments	41	26	21	15	12

Natural gas commitments – North America	986	–	–	–	–

Power, suphuric acid and other payments	62	37	27	26	26

Profertil natural gas and other	32	30	31	33	34

	1,121	93	79	74	72

Other

Long-term debt and capital lease repayments (a)	66	64	47	46	45

Total	1,187	157	126	120	117

(a)	Includes interest payments.
The operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in North America Wholesale, vehicles and application equipment in Retail and office equipment and property leases throughout the Corporation’s operations. The commitments represent the minimum payments in each of the next five years under each agreement. Operating lease payments expensed in 2005 were $41-million (2004 – $42-million; 2003 –
$39-million).
The Corporation has entered into a number of agreements with suppliers to guarantee supply of raw materials required in the production processes at its wholesale facilities. Among these are fixed base-price natural gas agreements at the Profertil facility and a co-generation power contract for the Carseland facility; which are included in the commitments, based on the minimum obligations under these contracts.
Additionally, the Corporation’s minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices at December 30, 2005, adjusted for transportation differentials to each production facility.
The Corporation has a power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatts of power per hour (MWh) until 2011 and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
Profertil has three firm supply U.S. dollar denominated natural gas purchase contracts that expire in 2012, 2013 and 2017 respectively, and three firm supply U.S. dollar denominated contracts representing approximately 17 percent of Profertil’s gas supply expiring in the fourth quarter of 2006.
20. Guarantees
In the normal course of business, the Corporation enters into agreements that provide indemnifications and guarantees to counterparties in transactions such as rail car leases and reseller arrangements. The maximum potential future payments for significant guarantees issued by the Corporation was approximately $83-million as at December 31, 2005. Should the Corporation be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.

84	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
21. Contingencies
Environmental Remediation
The Corporation expects contingent environmental liabilities to arise out of existing and discontinued operations. Such contingent environmental liabilities differ from asset retirement obligations and accrued environmental remediation liabilities in that the amount of contingent environment liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. The potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
The Corporation, in the normal course of business, is also subject to other legal proceedings being brought against it and its subsidiaries. The amounts involved in such legal proceedings are not reasonably estimable, due to uncertainty as to the final outcome, and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.
A personal injury claim was filed against a subsidiary of the Corporation in the fourth quarter of 2003. Management believes that insurance coverage is sufficient to cover any award or settlement that may result. A second action, arising from the same matter was filed against another subsidiary of the Corporation in the second quarter of 2004. Unspecified compensatory and punitive damages are claimed. Management believes that an award for punitive damages is unlikely. Both actions are being vigorously defended and the Corporation disputes all liability and damages.
The Corporation is investigating an environmental claim filed in the second quarter of 2005 against a subsidiary of the Corporation. At February 22, 2006, the potential exposure of this lawsuit is indeterminable.
Other
The Corporation’s export sales of potash are marketed through Canpotex. The Corporation is contractually obligated to reimburse the export association for its pro-rata share of any operating expenses or other liabilities incurred by Canpotex. There were no such operating losses or other liabilities in 2005, 2004 or 2003.
22. Financial Instruments
The Corporation’s financial instruments consist of derivative contracts and other financial instruments including cash and cash equivalents, accounts receivable, substantially all current liabilities, long-term debt and preferred securities.
Derivative Contracts
Derivative contracts that qualify for hedge accounting are not recognized on the consolidated balance sheets. Derivative contracts that do not qualify for hedge accounting are recognized on the consolidated balance sheets. The fair values of the derivatives are the estimated amount that the Corporation would receive (pay) to terminate the contracts and have been calculated using estimated forward prices for the relevant period.
Natural Gas Derivative Contracts
The Corporation purchases substantially all of its natural gas requirements through indexed price contracts with suppliers excluding gas supply agreements for its facilities in Alaska and Argentina. The Corporation periodically enters into natural gas swap and option contracts to protect its future earnings and cash flows from the potential adverse impact of rising natural gas prices.

AGRIUM ANNUAL REPORT 2005	85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Foreign Exchange Derivative Contracts
The Corporation enters into foreign currency option and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of the Canadian subsidiaries’ U.S. dollar denominated revenues into its Canadian dollar equivalent. These revenues are converted into Canadian dollars for purposes of paying Canadian dollar denominated operating costs.
Fair value of derivative contracts:

	2005		2004
		Notional Amount		Notional Amount
	Fair Value	or Quantity	Fair Value	or Quantity

Gas – de-designated swaps and options (a)	48	27 MMBtu	–	–

Gas – non-qualifying swaps and options (b)	(14)	39 MMBtu	2	35 MMBtu

Gas – qualifying swaps and options (c)	–	–	–	20 MMBtu

Foreign exchange – qualifying forward contracts and options (d)	1	C$105	3	C$45

	35		5

(a)	De-designated natural gas derivative contracts

Effective July 1, 2005, the Corporation’s previously qualifying natural gas derivative contracts were determined to no longer qualify for hedge accounting due to reduced correlation between AECO based natural gas purchase contracts and NYMEX-based derivative contracts. Accordingly, the fair value of these derivative contracts at July 1, 2005, an unrealized gain of $40-million was deferred and recorded on the consolidated balance sheet and will be recognized as cost of product manufactured in the same periods during which the originally hedged gas purchases occur between 2005 and 2009. Subsequent changes in fair value of these derivatives will be recognized through other expenses.

During the period from July 1, 2005 to December 31, 2005, $10-million and $1-million of the deferred gain were recognized as cost of product sold and inventory, respectively. At December 31, 2005, the current and long-term portions of the remaining deferred gain in the amount of $15-million and $14-million were included in accounts payable and accrued liabilities and other liabilities. The change in fair value of these de-designated derivative contracts subsequent to the date of de-designation, a gain of $19-million, was recognized as a reduction to other expense. The remaining fair value balance of $19-million was recorded in accounts receivable in the amount of $10-million and other assets in the amount of $9-million.

(b)	Non-qualifying natural gas derivative contracts

Non-qualifying natural gas derivative contracts are those contracts that do not qualify for hedge accounting, but provide an economic hedge of the Corporation’s exposure to natural gas costs. During 2005, other expenses included net realized and unrealized gains (losses) in the amount of $(40)-million (2004 – $3-million; 2003 – $(5)-million) related to non-qualifying natural gas derivative contracts, representing primarily AECO basis swaps. The fair value of the non-qualifying natural gas derivative contracts was recorded in the consolidated balance sheets.

(c)	Qualifying natural gas derivative contracts

The Corporation had no natural gas derivative contracts outstanding at December 31, 2005 that qualified for hedge accounting. The fair value of qualifying natural gas derivative contracts as at December 31, 2004 was nominal. During 2005, $15-million (2004 – nil; 2003 – $11-million) of realized gains on qualifying natural gas derivative contracts were recorded as cost of goods sold.

(d)	Qualifying foreign exchange derivative contracts

During 2005, net realized gains on foreign currency options and forward contracts of $4-million (2004 – $3-million; 2003 – $7-million) were recorded in the statement of operations. The fair value of the qualifying foreign exchange derivative contracts was not recorded in the consolidated balance sheets.

Other Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and current liabilities approximate their carrying amounts due to the short-term maturity of these instruments.
The following table summarizes the estimated fair value information about the Corporation’s unsecured long-term debt and preferred securities as at December 31 and is based on the quoted market price of these or similar issues or by discounting cash flows at the rate offered to the Corporation for debt and securities of the same remaining maturities.
Commodity Contracts

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Unsecured long-term debt	451	507	481	602

Preferred securities	–	–	172	179

The Corporation enters into commodity contracts, including contracts with fixed or adjustable pricing terms, as a normal course of business. The contracts outstanding at December 31, 2005, are disclosed in note 19. No amounts are recognized in the financial statements related to these contracts until such time as the associated volumes are received.

86	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Counterparty Credit Risk
Wholesale in both North America and South America sell mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate.
Retail serves large customer bases dispersed over wide geographic areas in both the United States and Argentina. This geographic diversity, coupled with established credit approval practices, mitigates counterparty risk.
The Corporation may be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. The Corporation’s credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. The Corporation manages this counterparty credit risk by entering into contracts only with investment grade counterparties in accordance with established counterparty credit approval practices.
23. Segmentation
The Corporation’s activities are divided geographically and then by functional area into four reportable segments. The segments include three primary operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. The three operating segments are Retail, North America Wholesale and South America Wholesale. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. Wholesale comprises the production and sales of the three primary nutrients: nitrogen, phosphate and potash. Net sales between segments and countries are accounted for at prices that approximate fair market value.
In the fourth quarter of 2004 the Corporation integrated its two previously reported Retail segments (North America Retail and South America Retail) into one reportable Retail segment. Prior periods have been restated for comparative purposes.
Segmented net sales, expenses, net working capital, property, plant and equipment, total assets and capital expenditures are as follows:

		Wholesale
		North	South
2005	Retail	America	America	Other	Total

Net sales – external	1,242	1,899	153	–	3,294

– inter-segment	–	132	16	(148)	–

Total net sales	1,242	2,031	169	(148)	3,294

Cost of product	895	1,443	54	(145)	2,247

Gross profit	347	588	115	(3)	1,047

Expenses

Selling	239	19	1	(5)	254

General and administrative	10	21	4	44	79

Depreciation and amortization	17	107	15	7	146

Royalties and other taxes	7	35	–	3	45

Other expenses	(22)	(2)	11	36	23

Earnings (loss) before interest expense and income taxes	96	408	84	(88)	500

Net working capital	418	644	16	(322)	756

Property, plant and equipment	93	952	223	25	1,293

Total assets	753	2,468	271	(707)	2,785

Capital expenditures	18	147	4	6	175

AGRIUM ANNUAL REPORT 2005	87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)

		Wholesale
		North	South
2004	Retail	America	America	Other	Total

Net sales – external	1,114	1,594	130	–	2,838

– inter-segment	–	109	13	(122)	–

Total net sales	1,114	1,703	143	(122)	2,838

Cost of product	798	1,211	41	(122)	1,928

Gross profit	316	492	102	–	910

Expenses

Selling	222	17	1	(3)	237

General and administrative	8	22	3	30	63

Depreciation and amortization	18	116	15	7	156

Kenai award and settlement (note 3)	–	(86)	–	–	(86)

Royalties and other taxes	5	22	–	2	29

Other expenses	(18)	52	–	10	44

Earnings (loss) before interest expense and income taxes	81	349	83	(46)	467

Networking capital	359	(31)	60	396	784

Property, plant and equipment	91	918	231	(1)	1,239

Total assets	729	2,147	353	(568)	2,661

Capital expenditures	14	61	4	3	82

		Wholesale
		North	South
2003	Retail	America	America	Other	Total

Net sales – external	1,015	1,377	107	–	2,499

– inter-segment	–	88	9	(97)	–

Total net sales	1,015	1,465	116	(97)	2,499

Cost of product	717	1,106	34	(97)	1,760

Gross profit	298	359	82	–	739

Expenses

Selling	214	15	1	(3)	227

General and administrative	8	20	3	28	59

Depreciation and amortization	19	99	15	7	140

Asset impairment (note 9)	–	235	–	–	235

Royalties and other taxes	5	11	–	1	17

Other expenses	(14)	28	–	26	40

Earnings (loss) before interest expense and income taxes	66	(49)	63	(59)	21

Net working capital	219	465	30	(297)	417

Property, plant and equipment	95	896	238	31	1,260

Total assets	471	1,553	324	(70)	2,278

Capital expenditures	13	73	3	10	99

88	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Net sales and gross profit by business segment and product line:

	2005			2004			2003
	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit

North America Wholesale

Nitrogen

Ammonia	606	464	142	397	284	113	382	286	96

Urea	584	419	165	499	365	134	423	323	100

Nitrate, sulphate and other	273	206	67	284	216	68	239	181	58

Total nitrogen	1,463	1,089	374	1,180	865	315	1,044	790	254

Phosphate	313	256	57	309	238	71	261	217	44

Potash	255	98	157	214	108	106	160	99	61

	2,031	1,443	588	1,703	1,211	492	1,465	1,106	359

South America Wholesale

Nitrogen	159	47	112	137	38	99	111	31	80

Other	10	7	3	6	3	3	5	3	2

	169	54	115	143	41	102	116	34	82

Retail

Fertilizers	626	485	141	556	425	131	468	351	117

Chemicals	458	328	130	416	298	118	399	288	111

Other	158	82	76	142	75	67	148	78	70

	1,242	895	347	1,114	798	316	1,015	717	298

Other inter-segment eliminations	(148)	(145)	(3)	(122)	(122)	–	(97)	(97)	–

Total	3,294	2,247	1,047	2,838	1,928	910	2,499	1,760	739

Net sales by market destination and assets by country:

	2005		2004		2003
	Net	Capital	Net	Capital	Net	Capital
	Sales	Assets	Sales	Assets	Sales	Assets

Canada	745	760	576	669	580	641

United States	1,846	301	1,687	332	1,557	374

Argentina	222	232	207	238	162	245

Other	481	–	368	–	200	–

	3,294	1,293	2,838	1,239	2,499	1,260

AGRIUM ANNUAL REPORT 2005	89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
24. Profertil
The Corporation has a 50 percent ownership interest in Profertil S.A. (Profertil), a joint venture with Repsol-YPF S.A. This investment is recorded as “South America Wholesale” operating segment in note 23. A contractual agreement exists between the Corporation and the joint venture partner, which establishes joint control over Profertil, and therefore the Corporation’s interest is accounted for using the proportionate consolidation method.
A summary of the Corporation’s 50 percent interest in the joint venture at December 31 is as follows:

BALANCE SHEETS	2005	2004

Assets

Cash and cash equivalents	23	81

Accounts receivable	13	18

Inventories and prepaid expenses	11	11

Property, plant and equipment	223	231

Other assets	1	13

	271	354

Liabilities

Accounts payable and current portion of long-term debt	12	42

Income and other taxes	19	7

Long-term debt (note 13)	–	69

Other	3	–

Future income taxes	3	4

	37	122

Proportionate share of net assets of joint venture	234	232

STATEMENTS OF OPERATIONS	2005	2004	2003

Net sales	169	143	116

Cost of product	54	41	34

Gross profit	115	102	82

Selling	1	1	1

General and administrative costs	4	3	3

Depreciation	15	15	15

Other expenses and Argentine charges	11	–	–

Earnings before interest expense and income taxes	84	83	63

Interest expense	8	12	16

Income taxes	31	12	4

Proportionate share of net earnings of joint venture	45	59	43

STATEMENTS OF CASH FLOWS	2005	2004	2003

Operating activities	85	82	25

Investing activities	(4)	(2)	17

Financing activities	(139)	(43)	(15)

Proportionate share of (decrease) increase in cash and cash equivalents of joint venture	(58)	37	27

90	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Consolidated retained earnings of the Corporation include cumulative earnings from Profertil in the amount of $56-million for the year ended December 31, 2005 (2004 – $53-million).
Commitments presented in note 19 include the Corporation’s 50 percent share in the commitments of Profertil.
25. Related Party Transactions
The Corporation has an investment in Canpotex, a marketing agent for international potash sales. Sales to Canpotex for the year ended December 31, 2005 were $97-million (2004 – $71-million; 2003 – $43-million) and are at prevailing market prices. Accounts receivable due from Canpotex as at December 31, 2005 were $17-million (2004 – $11-million; 2003 – $6-million) and are settled on normal trade terms.
26. Subsequent Event
Acquisition of Royster-Clark Ltd.
On February 9, 2006, the Corporation acquired 98.6 percent of the outstanding Income Deposit Securities (IDSs) of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”) at C$11.90 cash per IDS. The Corporation intends to acquire the remaining 1.4 percent of Royster-Clark pursuant to compulsory acquisition procedures of the Business Corporations Act (Ontario). Estimated total purchase consideration is U.S.$502-million (C$577-million), including assumed liabilities and excluding transaction costs.
Royster-Clark is a retail company in the United States with over 250 retail centers located primarily in the Midwestern and Southeastern United States.
27. Differences Between Accounting Principles Generally Accepted in Canada and the United States
The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. If U.S. GAAP were applied, the net earnings (loss) in each year would be adjusted as follows:
CONSOLIDATED STATEMENTS OF OPERATIONS

	2005	2004	2003

Net earnings (loss) based on Canadian GAAP	283	266	(37)

Adjustments

Derivative instruments and hedging activities, net of tax (a)	(9)	–	–

Other, net of tax	(4)	(3)	(1)

Net earnings (loss) based on U.S. GAAP	270	263	(38)

Earnings (loss) per common share based on U.S. GAAP

Basic net earnings (loss) per share	2.04	2.01	(0.30)

Diluted net earnings (loss) per share	2.03	1.89	(0.30)

U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally includes net earnings plus the results of certain shareholders’ equity changes not reflected in the statement of operations.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2005	2004	2003

Net earnings (loss) based on U.S. GAAP	270	263	(38)

Change in foreign currency translation adjustment (c)	9	38	95

Change in minimum pension liability adjustment, net of tax (b)	(3)	–	(4)

Change in unrealized gains (losses) on derivative instruments, net of tax (a)	27	3	(5)

Change in realized gains (losses) on derivative instruments included in inventory, net of tax (a)	1	(1)	2

Comprehensive income based on U.S. GAAP	304	303	50

AGRIUM ANNUAL REPORT 2005	91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
The cumulative effect of these adjustments on shareholders’ equity of the Corporation is as follows:

	2005	2004

Shareholders’ equity based on Canadian GAAP	1,180	948

Unrealized gains (losses) on derivative instruments, net of tax (a)	29	2

Realized gains on derivative instruments included in inventory, net of tax (a)	1	–

Additional minimum pension liability, net of tax(b)	(13)	(10)

Other, net of tax	(12)	(8)

Shareholders’ equity based on U.S. GAAP	1,185	932

Description of significant differences
(a)
Derivative instruments and hedging activities – The Corporation accounts for its derivative instruments under Canadian GAAP as described in note 1 and 22. Under U.S. GAAP, generally all derivative instruments must be recognized as assets or liabilities on the balance sheet and measured at fair value. Any change in fair value of a derivative instrument that qualifies as a cash flow hedge is initially included in the determination of comprehensive income and classified in shareholders’ equity. The gain or loss is subsequently included in earnings in the same period as the hedged item. Any change in fair value of a derivative instrument that does not qualify for hedge accounting is recognized in earnings immediately.

(b)
Unfunded employee benefits – Under U.S. GAAP an additional minimum liability is recognized if the unfunded employee benefits Accumulated Benefit Obligation exceeds the accrued benefit obligation that is recorded in the consolidated balance sheets. This additional liability is recorded as a reduction to other comprehensive income.

(c)
Foreign currency translation adjustment – Under Canadian GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are included as a separate component of shareholders’ equity referred to as cumulative translation adjustment. Under U.S. GAAP, such foreign currency translation gains and losses are recorded as comprehensive income.

(d)
Joint ventures – Under U.S. GAAP, ownership in a joint venture where the venturer does not own more than 50 percent and has a significant influence over the operating activities of the joint venture is to be accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. Net assets and earnings of the Corporation would be the same under either method. Note 24 provides the details of the joint venture as included under Canadian GAAP.

92	AGRIUM ANNUAL REPORT 2005

Glossary

AECO basis: A benchmark for Canadian gas prices and a North American trading hub. AECO gas prices typically trade at a discount to NYMEX.
Anhydrous ammonia: A form of nitrogen, ammonia that is primarily produced from natural gas and atmospheric nitrogen and is the building block for other fertilizers. Ammonia is a liquid under pressure.
Ammonium nitrate: Available in granular or prilled forms and typically contains either 34 percent or 34.5 percent nitrogen.
Black Sea: Reference point for nitrogen sales, as Russia and the Ukraine are major exporters of nitrogen products.
MMBtu: Short for a million British thermal units, a British standard unit of energy. 1 MMBtu = ~ 1.055 Giga Joules
Canpotex Limited: An international potash marketing and distribution company owned by Agrium and other potash producers.
Controlled release fertilizers: Refers to fertilizer products whose nutrients are released over time. The release curve is typically regulated by either a polymer coating (e.g. Duration CR® and ESN®), or through a chemical reaction (e.g. Nu-Gro’s Nitroform® and Nutralene®). Since the nutrient release-rate of controlled release fertilizers more closely matches the uptake of nutrients by plants, they typically result in increased yields as well as significant environmental benefits.
DAP: Diammonium Phosphate: A granular phosphate fertilizer. It contains 18 percent nitrogen and 46 percent phosphate.
Debottleneck project: The process of optimizing the rate-limiting equipment in a process with a view to expanding productive capacity.
Duration CR®: A polymer coated fertilizer suitable for turf and horticultural applications.
ESN®: ESN is a patented-process, polymer-coated, controlled release fertilizer that delivers nitrogen to the crop with control and predictability. A flexible, micro-thin polymer coating, over top of the nitrogen granule, enables this precision.
Greenfield: New capacity built on a new site.
Gypsum: A by-product of phosphate production.
MAP: (11-52-0) Monoammonium phosphate: A granular phosphate fertilizer that contains 11 percent nitrogen and 52 percent phosphate.
Micronutrients (trace elements, oligo-elements): Boron (B), Calcium (Cl), Copper (Cu), Iron (Fe), Magnesium (Mn), Manganese (Mo), Zinc (Zn) – These nutrients are required by plants in very small quantities.
Nitrogen (N): An essential primary nutrient and a constituent of every living cell, plant or animal. Plants with adequate nitrogen show healthy vigorous growth, strong root development, dark green foliage, increased seed/fruit formation and higher yields. Also describes a group of fertilizer products containing nitrogen as the primary nutrient ingredient.
NOLA: New Orleans Louisiana: Used as a reference point for urea pricing due to the significant urea imports into the Gulf of Mexico.
Nutrient analysis: The nutrient content of fertilizers is expressed as a percentage N, P, K. For example, MAP, 11-52-0, has 11 percent nitrogen, 52 percent phosphorus and 0 percent potassium.
NYMEX: New York Mercantile Exchange: A major energy futures market and a benchmark natural gas price.
Phosphate: A group of fertilizer products containing phosphorous as the primary nutrient.
Phosphorus (P): One of the essential nutrients required by plants playing a key role in energy storage and transfer and many other plant processes. Crops with adequate phosphorus show steady vigorous growth and earlier maturity. Earlier maturing crops are less susceptible to summer drought, disease infection, frost and harvest damage.
Potash: A dry granular form of potassium fertilizer.
Potassium (K): An essential element, which has an important role in the activation of enzyme systems, photosynthesis, and protein synthesis. Crops with adequate potassium show increased stem strength, improved disease resistance and greater drought resistance.
Prill: A very small dry pellet form of fertilizer, usually urea or ammonium nitrate.
Tonnes: Metric tonnes. 1 metric tonne = 2204.6 pounds 1 metric tonne = 1.102 short tons
UAN: Urea Ammonium Nitrate: Nitrogen solution that typically contains either 28 percent or 32 percent nitrogen.
Urea: A dry granular or prilled nitrogen fertilizer, containing 46 percent nitrogen.
USDA: United States Department of Agriculture.

Nitrogen Cost of Production Explained
The average North American nitrogen facility uses 36 MMBtu of gas to produce a metric tonne of ammonia (33 MMBtu per short ton), and other variable cash costs of approximately $29 per metric tonne. For urea, the approximate conversion is 26 MMBtu of gas per tonne of urea (24 MMBtu per short ton) and other cash costs of approximately $36 per metric tonne. For example, a $6 gas price equates to a $245 per metric tonne cost of production per tonne of ammonia and $190 per metric tonne per tonne of urea. Our Western Canadian plants use less gas than the average North American facility, as they are newer and more efficient. (Source: Blue Johnson & Associates)

AGRIUM ANNUAL REPORT 2005	93

Director Biographies

Frank W. Proto,
B.A. (Econ.)
Board Chair
Mr. Proto, 63, is a director of Nelson Group Inc., and the volunteer Chair of the Petroleum Technology Research Centre at the University of Regina. He joined Agrium’s Board in 1993 and has served as Board Chair since 1998. (1,4)

Michael M. Wilson,
B.Sc.(Chem.),P.Eng.
President & CEO
Mr. Wilson, 54, joined Agrium in 2000 after a 25-year management career in the chemical industry. He was appointed Agrium’s President & Chief Executive Officer in 2003.

Neil Carragher,
M.Sc.
Mr. Carragher, 67, is President of The Corporate Partnership Ltd., and serves on the Boards of The Westaim Corporation and NUCRYST Pharmaceuticals Corp. He joined Agrium’s Board in 1996. (1,3)

Ralph S. Cunningham,
Ph.D. (Eng.)
Dr. Cunningham, 65, is a director and the Group Executive Vice President and Chief Operating Officer of Enterprise Products GP, L.L.C., the General Partner of Enterprise Products Partners LP. He also currently serves on the Boards of TETRA Technologies, Inc., and EnCana Corporation. He joined Agrium’s Board in 1996. (1,2)

D. Grant Devine,
M.B.A., M.Sc., Ph.D., P.Ag., F.A.I.C.
Dr. Devine, 61, is a farmer and rancher, the President of Grant Devine Farms and Consulting Services Ltd., and Board Chair of Live Global Bid Inc. He joined Agrium’s Board in 1993. (3,4)

Germaine Gibara,
C.F.A.,M.A.,P.M.D.
Ms. Gibara, 61, serves on the Boards of Sun Life Financial Inc., Cogeco Cable Inc., and St. Lawrence Cement Group Inc., is President of Avvio Management Inc., and is a member of the Auditing and Assurance Standards Oversight Council and the Canada Pension Plan Investment Board. She joined Agrium’s Board in 2004. (2,3)

Susan A. Henry,
B.Sc. (Zoology), Ph.D. (Genetics)
Dr. Henry, 59, is currently the Ronald P. Lynch Dean of the College of Agriculture and Life Sciences at Cornell University in Ithaca, NY, where she is also a professor, and is on the Scientific Advisory Board of Cellomics, Inc., the Advisory Board of BioEconomy Partners and a NRC Committee. She joined Agrium’s Board in 2001. (2,4)

Russell J. Horner,
B.Sc. (Chem)
Mr. Horner, 56, is the President and Chief Executive Officer of Catalyst Paper Corporation, and a member of the Advisory Board of Factory Mutual Insurance Company. He joined Agrium’s Board in 2004. (2,4)

Frank W. King,
O.C.,B.Sc.,P.Eng.,LL.D. (Hon)
Mr. King, 69, is the President and Chief Executive Officer of Metropolitan Investment Corp., a director of the Calgary Chamber of Commerce, CanWest Global Communications Corp., Networc Health Inc., and The Westaim Corporation and a Trustee of Rio-Can Real Estate Investment Trust. He joined Agrium’s Board in 1996. (3,4)

Harry G. Schaefer,
B.Comm.,FCA
Mr. Schaefer, 69, is Corporate Director, business advisor and principal of Schaefer & Associates Ltd., the past Chair of the Alberta Chapter of the Institute of Corporate Directors, Vice Chair and a director of TransCanada PipeLines Ltd. and TransCanada Corporation, and a Trustee of Fording Canadian Coal Trust. He joined Agrium’s Board in 1998. (1,3)

Victor J. Zaleschuk,
B.Comm.,CA
Mr. Zaleschuk, 62, serves as Board Chair and a director of Cameco Corporation, and is a director of Nexen Inc. He joined Agrium’s Board in 2002. (1,2)

(1)	Audit Committee

(2)	Human Resources & Compensation Committee

(3)	Corporate Governance & Nominating Committee

(4)	Environment, Health & Safety Committee

94	AGRIUM ANNUAL REPORT 2005

Board Committees

The Board has four Committees: the Audit Committee, the Human Resources & Compensation Committee, the Corporate Governance & Nominating Committee and the Environment, Health & Safety Committee. Each Committee has a defined mandate set out in its Charter, which it is required to review annually. These Charters, along with other information on Agrium’s corporate governance practices and policies, are located on Agrium’s web site at www.agrium.com. Additionally, more complete descriptions of the responsibilities of the Committees described below are available in Agrium’s proxy circular.
Audit Committee
Harry G. Schaefer, FCA, Chair, Neil Carragher, Ralph S. Cunningham, Frank W. Proto, Victor J. Zaleschuk, CA
The Audit Committee has oversight responsibilities for our accounting and financial reporting processes, the quality and integrity of our financial statements and the effectiveness of our internal controls. The financial statements are the responsibility of management, and the external auditors express an independent opinion on the annual consolidated financial statements, which are approved by the Board. The Audit Committee is directly responsible for the retention and oversight of the services of the external auditors, who report directly to the Audit Committee. The Audit Committee is also responsible for overseeing management reporting, internal controls and management information, and reviewing financial risk assessment and risk management issues. The Audit Committee has established procedures for (a) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submissions by our employees of concerns regarding accounting or auditing matters. This Committee met on seven occasions in 2005.
Corporate Governance & Nominating Committee
Frank W. King, Chair, Neil Carragher, D. Grant Devine, Germaine Gibara, Harry G. Schaefer, FCA
The Corporate Governance & Nominating Committee (the CG&N Committee) is responsible to assist the Board in fulfilling its oversight responsibilities with respect to the continuing review and development of our corporate governance system. The CG&N Committee is also responsible for the review and recommendation to the Board of our reports on compliance with the governance guidelines and requirements of any applicable securities regulator or securities exchange. This Committee is also responsible for the annual evaluation of the overall performance of the Board and its members, compensation for Board and Committee service, orientation and ongoing education for directors, as well as identifying and recommending qualified individuals to become Board members. The CG&N Committee monitors the relationship between management and the Board to ensure that the Board is able to, and in fact does, function independently of management. This Committee met on four occasions in 2005.
Human Resources & Compensation Committee
Ralph S. Cunningham, Chair, Germaine Gibara, Susan A. Henry, Russell J. Horner, Victor J. Zaleschuk, CA
The Human Resources & Compensation Committee (the HR&C Committee) is established to assist the Board in fulfilling its oversight responsibilities relating to matters of human resources and compensation, and to establish a plan of continuity and development of senior management. The HR&C Committee has responsibility for overseeing the evaluation of management, reviewing and making recommendations to the Board regarding the appointment of and the compensation arrangements for our executives, as well as reviewing the annual salary policies and programs relating to employees. The Committee also approves the investment, funding, and benefits policies relating to, and any material changes in, our retirement plans. The Committee reviews and approves the use of corporate goals and objectives that are relevant to the compensation of our CEO and reviews the performance of our CEO in light of those goals and objectives in order to determine and, together with the independent directors, approve his compensation. The HR&C Committee reviews our management resources and plans to ensure that we properly provide for appropriate succession plans for executives. This Committee met on five occasions in 2005.
Environment, Health & Safety Committee
D. Grant Devine, Chair, Susan A. Henry, Russell J. Horner, Frank W. King, Frank W. Proto
The Environment, Health & Safety Committee (the EH&S Committee) is responsible to assist the Board in fulfilling its oversight responsibilities relating to environment, health and safety. The EH&S Committee annually reviews and recommends to the Board for approval our EH&S Policy. The Committee monitors EH&S performance, compliance with legal and regulatory requirements, as well as applicable industry standards, and reviews the strategies and methods used to improve our EH&S performance. It is the practice of the Committee to arrange at least one visit annually for our Board members to one of our facilities, which includes orientation sessions to personally acquaint members of the Committee and the Board with personnel and operations at our facilities. In addition, we have a corporate EH&S committee comprised of members of senior management that is responsible for ensuring that we conduct our activities and operate our facilities in an environmentally responsible manner and maintain the integrity of our health and safety policies. This Committee met on five occasions in 2005.

AGRIUM ANNUAL REPORT 2005	95

Management Biographies

Michael M. Wilson,
B.Sc. (Chem), P.Eng.

President & Chief Executive Officer
Mr. Wilson joined Agrium in 2000 following a 25-year executive management career in the chemical industry. His most recent position, prior to joining Agrium, was President, Methanol, and Executive Vice President with Methanex Corporation.

Bruce G. Waterman,
B.Comm., CA
Senior Vice President,
Finance & Chief Financial Officer
Mr Waterman joined Agrium in 2000, bringing more than 25 years’ experience as a financial executive. Prior to joining Agrium, Mr. Waterman was the Vice President & Chief Financial Officer at Talisman Energy Inc.

Stephen G. Dyer,
B.Sc. (Chem), P.Eng.

Vice President, Manufacturing
Mr. Dyer joined Agrium in 1996, and has held progressively senior positions in manufacturing, marketing and most recently business development.

Patrick J. Freeman,
CTP, CGA

Vice President & Treasurer
Mr. Freeman joined Agrium in 1993 following an 18-year career in the treasury, finance and accounting areas of major Canadian corporations.

Richard L. Gearheard,
B.S. (Accounting), CPA

Senior Vice President, Retail
Mr. Gearheard has worked for Agrium and its predecessor companies across North America for more than 30 years. He was the Chief Financial Officer of Crop Production Services, Inc. and Northwest Vice President for Western Farm Service, Inc.

James M. Grossett

Senior Vice President,
Human Resources
Mr. Grossett joined Agrium in 2002. He brings over 25 years experience as a human resource executive both in North America and internationally. Previously, he was Senior Vice President, Human Resources for both Molson Inc. and Coca-Cola Beverages, Ltd.

Kevin R. Helash,
B.Sc.
Vice President,
Marketing & Distribution
Mr. Helash joined Agrium in 1996. He has over 14 years of progressive experience in fertilizer sales and marketing both in North America and internationally. He currently serves on the Board of Directors of the Potash & Phosphate Institute (PPI).

Angela S. Lekatsas,
B.Comm., CA, CPA (Illinois)

Vice President & Corporate Controller
Ms. Lekatsas joined Agrium in 2003. She brings over 18 years of financial and management experience. Prior to joining Agrium, she was a Senior Manager with Deloitte & Touche LLP in their Assurance and Advisory practice.

Andrew K. Mittag

Senior Vice President,
Corporate Development & Strategy
Mr. Mittag joined Agrium in 2005. He brings over 24 years experience in business development, investment banking and corporate business. Prior to joining Agrium, he was President and CFO as well as co-founder of Rockland Capital Partners.

Leslie A. O’Donoghue,
B.A. (Econ.), LL.B.
Senior Vice President, General
Counsel & Corporate Secretary
Ms. O’Donoghue joined Agrium in 1999. She formerly practiced corporate and securities litigation as a partner with the law firm Blake, Cassels & Graydon LLP.

Christopher W. Tworek,
B.Sc., (Mech. Eng.), P.Eng.

Vice President, Supply Management
Mr. Tworek joined Agrium in 1996, and brings more than 25 years experience in the fertilizer and petrochemical industries, including positions with Viridian Fertilizers and Esso/Exxon.

Ron. A. Wilkinson,
B.Sc. (Chem)., P.Eng.

Senior Vice President, Wholesale
Mr. Wilkinson joined Agrium in 1996 and has since held positions of increasing responsibility. Mr. Wilkinson has over 25 years engineering, operations and business management experience within the petrochemical industry.

96	AGRIUM ANNUAL REPORT 2005

Corporate & Shareholder Information

Principal Offices
Corporate Head Office
Wholesale: Head Office and Canadian,
Industrial and International Sales Office
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7609
Retail: Head Office and U.S. Sales Office
Wholesale: U.S. Sales Office
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4478 (Retail)
Fax (303) 804-4473 (Wholesale)
South America Wholesale Office
Profertil S.A.
Zona Cangrejales
Puerto Ing. White, (8103)
Buenos Aires Province, Argentina
Telephone 54-291-459-8000
Fax 54-291-459-8036
Retail: South American Sales Office
Agroservicios Pampeanos S.A. (ASP)
Dardo Rocha 3278 – Piso 2
(1640) Buenos Aires
Buenos Aires Province, Argentina
Telephone 54-11-4717-4555
Fax 54-11-4717-4888
Corporate Web Site
www.agrium.com
Investor & Media Relations
Contact
Richard Downey
Director, Investor Relations
Telephone (403) 225-7357
Fax (403) 225-7609
Annual Meeting
The Annual Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Tuesday, May 9, 2006, at the Hyatt Regency Calgary, 700 Centre Street SE, Calgary, Alberta. Shareholders of record on March 14, 2006, are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s web site, www.agrium.com.
Stock Exchanges & Trading
Symbols
Agrium common shares are listed on the Toronto and New York Stock Exchanges under AGU.
Compliance with NYSE
Listing Standards on
Corporate Governance
Our common shares are listed on the New York Stock Exchange (NYSE), but as a listed foreign private issuer, the NYSE does not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we are in compliance in all material respects with the NYSE listing standards and we intend to continue to comply with those standards so as to ensure that there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies. Readers are also referred to the Corporate Governance Section of our web site at www. agrium.com for further information.
Dividend Information
A cash dividend of 5.5 cents per common share was paid on January 12, 2006, to shareholders of record on December 29, 2005.
A cash dividend of 5.5 cents per common share was also paid on July 6, 2005, to shareholders of record on June 15, 2005.
Transfer Agent-
Common Shares
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Telephone:
Outside North America (416) 643-5500
Inside North America (800) 387-0825
Fax (416) 643-5501
E-mail: inquiries@cibcmellon.com
Web site: www.cibcmellon.com
Inquiries about shareholdings, share transfer requirements, elimination of duplicate mailings, address changes or lost certificates should be directed to CIBC Mellon Trust Company.
Trustee – Unsecured Notes
& Debentures
J.P. Morgan Trust Company
National Association
Image Hubmail Stop: STENNISK
P.O. Box 139 007
Dallas, TX U.S.
75313-9007

Privacy Officer
Telephone (403) 225-7542
Toll Free (877) 247-4866
E-mail: privacyofficer@agrium.com
Principal Subsidiaries
& Associated Companies

	Country of ownership	Operation

		(percent)

AGRIUM, a general partnership	Canada	100

Agrium U.S. Inc.	U.S.	100

Agrium Nitrogen Company	U.S.	100

Nu-West Industries, Inc.	U.S.	100

Crop Production Services, Inc.	U.S.	100

Western Farm Service, Inc.	U.S.	100

Agroservicios Pampeanos S.A.	Argentina	100

Profertil S.A.	Argentina	50

Royster-Clark Ltd.	Canada	98.6

Royster-Clark ULC	Canada	98.6

Royster-Clark Holdings, Inc.	U.S.	98.6

Royster-Clark, Inc.	U.S.	98.6

Viridian Fertilizers Limited	Canada	100

Financial Highlights
EARNINGS (LOSS) & OPERATING CASH FLOWS (millions of U.S. dollars, except per share amounts and ratios)

	Q1	Q2	Q3	Q4	2005	Q1	Q2	Q3	Q4	2004	2003	2002	2001

Net sales	537	1,180	807	770	3,294	435	1,011	672	720	2,838	2,499	2,083	2,063
Cost of product	366	805	519	557	2,247	293	728	441	466	1,928	1,760	1,564	1,516

Gross profit	171	375	288	213	1,047	142	283	231	254	910	739	519	547
Gross profit (%)	32	32	36	28	32	33	28	34	35	32	30	25	27
Expenses
Selling	54	68	62	70	254	52	64	59	62	237	227	203	215
General and administrative	16	19	22	22	79	14	13	16	20	63	59	43	53
Depreciation and amortization	38	38	35	35	146	38	39	40	39	156	140	148	141
Kenai award and settlement	–	–	–	–	–	–	–	(41)	(45)	(86)	–	–	–
Asset impairment	–	–	–	–	–	–	–	–	–	–	235	–	–
Royalties and other taxes	10	12	12	11	45	6	8	9	6	29	17	19	22
Other (income) expenses & Argentine charges	1	14	28	(20)	23	1	32	7	4	44	40	42	85

Earnings (loss) before interest expense and income taxes	52	224	129	95	500	31	127	141	168	467	21	64	31
Interest	14	12	12	11	49	17	18	14	20	69	80	85	91

Earnings (loss) before income taxes	38	212	117	84	451	14	109	127	148	398	(59)	(21)	(60)
Income taxes (recovery)	14	79	45	30	168	3	35	44	50	132	(22)	(10)	(3)
Net earnings (loss)	24	133	72	54	283	11	74	83	98	266	(37)	(11)	(57)

Add (deduct)
Depreciation and amortization	38	38	35	35	146	38	39	40	39	156	140	148	141
Asset impairment	–	–	–	–	–	–	–	–	–	–	235	–	–
Gain on settlement	–	–	–	–	–	–	–	–	(36)	(36)	–	–	–
Proceeds on settlement	–	–	–	–	–	–	–	–	25	25	–	–	–
Gain on disposal of assets	–	2	(1)	(5)	(4)	(1)	–	(1)	(4)	(6)	(5)	–	–
Foreign exchange and Argentine charges	(3)	1	(3)	(1)	(6)	(7)	5	(2)	(1)	(5)	(8)	14	20
Future income taxes (recovery)	3	15	22	15	55	(2)	3	6	26	33	(44)	11	(31)
Other operating	9	2	10	6	27	3	3	2	7	15	8	6	6
Net change in non-cash working capital	54	(31)	22	(96)	(51)	60	(99)	(4)	35	(8)	(114)	45	(3)

Cash provided by (used in) operating activities	125	160	157	8	450	102	25	124	189	440	175	213	76

EBITDA	90	262	164	130	646	69	166	181	207	623	396	212	172
Capital expenditures	21	32	44	78	175	14	22	13	33	82	99	52	164
Basic earnings (loss) per share	0.18	1.01	0.54	0.41	2.14	0.08	0.56	0.63	0.75	2.03	(0.29)	(0.08)	(0.49)
Diluted earnings (loss) per share	0.18	0.99	0.54	0.40	2.12	0.08	0.52	0.60	0.71	1.91	(0.29)	(0.08)	(0.49)
CONSOLIDATED BALANCE SHEETS (millions of U.S. dollars).

	Q1	Q2	Q3	Q4	2005	Q1	Q2	Q3	Q4	2004	2003	2002	2001

ASSETS
Current assets
Cash and cash equivalents	326	427	415	300	300	202	196	299	425	425	200	109	51
Accounts receivable	357	489	521	443	443	288	436	454	388	388	314	187	218
Inventories	605	419	432	533	533	553	394	425	447	447	368	353	400
Prepaid expenses	62	47	63	91	91	68	48	44	56	56	60	35	34

	1,350	1,382	1,431	1,367	1,367	1,111	1,074	1,222	1,316	1,316	942	684	703

Property, plant and equipment	1,220	1,204	1,256	1,293	1,293	1,227	1,197	1,214	1,239	1,239	1,260	1,422	1,518
Other assets	83	83	101	103	103	78	74	78	82	82	76	91	138
Future income tax assets	24	25	29	22	22	–	–	–	24	24	–	–	–
Goodwill	–	–	–	–	–	–	–	–	–	–	–	–	45
	2,677	2,694	2,817	2,785	2,785	2,416	2,345	2,514	2,661	2,661	2,278	2,197	2,404

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	–	10	4	5	5	–	–	–	–	–	–	1	211
Accounts payable and accrued liabilities	640	541	618	576	576	605	483	510	472	472	404	340	362
Current portion of long-term debt	49	55	30	30	30	46	46	47	60	60	121	25	7

	689	606	652	611	611	651	529	557	532	532	525	366	580
Long-term debt
Recourse debt	471	470	471	442	442	502	498	499	471	471	503	604	621
Non-recourse debt	69	55	–	–	–	104	99	91	69	69	111	132	141
Preferred securities	–	–	–	–	–	175	175	175	175	175	207	207	207

	540	525	471	442	442	781	772	765	715	715	821	943	969
Other liabilities and minority interest	259	259	284	280	280	197	198	214	257	257	181	160	151
Future income taxes	212	225	261	272	272	134	134	148	209	209	139	167	164

	1,700	1,615	1,668	1,605	1,605	1,763	1,633	1,684	1,713	1,713	1,666	1,636	1,864

Shareholders’ equity
Share capital
Common shares	562	571	583	583	583	543	544	548	553	553	490	484	376
Preferred securities	–	–	–	–	–	–	–	–	–	–	18	18	18
Contributed surplus	2	3	3	3	3	1	1	2	2	2	1	–	–
Retained earnings	416	512	548	584	584	152	219	301	392	392	140	191	245
Cumulative translation adjustment	(3)	(7)	15	10	10	(43)	(52)	(21)	1	1	(37)	(132)	(99)

	977	1,079	1,149	1,180	1,180	653	712	830	948	948	612	561	540

	2,677	2,694	2,817	2,785	2,785	2,416	2,345	2,514	2,661	2,661	2,278	2,197	2,404

Supplementary Financial, Performance and Other Data	AGRIUM ANNUAL REPORT 2005 97

Segmented Financial Information

The supplementary financial and performance data set out on pages 97 to 102 below contains certain financial information and other items that are not measures of our financial performance under either Canadian or U.S. GAAP. Data has been restated to record the effect of accounting for asset retirement obligations and the reclassification of preferred shares to debt.

SEGMENTED FINANCIAL RESULTS (millions of U.S. dollars, except ratios)

2005
		Wholesale
		North	South
	Retail	America	America	Other	Total

Net sales	1,242	2,031	169	(148)	3,294
Cost of product	895	1,443	54	(145)	2,247

Gross profit	347	588	115	(3)	1,047
Gross profit (%)	28	29	68	2	32
Expenses
Selling	239	19	1	(5)	254
General and administrative	10	21	4	44	79
Depreciation and amortization	17	107	15	7	146
Kenai award and settlement	–	–	–	–	–
Asset impairment	–	–	–	–	–
Royalties and other taxes	7	35	–	3	45
Other (income) expenses and Argentine charges	(22)	(2)	11	36	23

Earnings (loss) before interest expense and income taxes	96	408	84	(88)	500

Interest					49

Earnings (loss) before income taxes					451
Income taxes (recovery)					168

Net earnings (loss)					283
Capital expenditures	18	147	4	6	175

NET SALES & GROSS PROFIT BY BUSINESS SEGMENT & PRODUCT LINE (millions of U.S. dollars, except margin per tonne amounts, ratios, inventory and sales tonnes)

2005
				Gross	Sales		Inventory
	Net	Cost of	Gross	Profit	Tonnes	Margin	Tonnes
	Sales	Product	Profit	(%)	(000s)	($/Tonne)	(000s)

North America Wholesale
Nitrogen
Ammonia	606	464	142	23	1,881	75	178
Urea	584	419	165	28	2,064	80	260
Nitrate, sulphate and other	273	206	67	25	1,237	54	161

	1,463	1,089	374	26	5,182	72	599

Phosphate	313	256	57	18	1,065	54	90
Potash	255	98	157	62	1,611	97	203
	2,031	1,443	588	29	7,858	75	892

South America Wholesale
Nitrogen	159	47	112	70	600	187	21
Other products and services	10	7	3	30	34	88

	169	54	115	68	634	181
Retail
Fertilizers	626	485	141	23
Chemicals	458	328	130	28
Other products and services	158	82	76	48

	1,242	895	347	28

Other	(148)	(145)	(3)	2

Total	3,294	2,247	1,047	32

NET SALES & GROSS PROFIT BY MARKET DESTINATION (millions of U.S. dollars, except margin per tonne amounts, ratios and sales tonnes)

2005
				Gross	Sales
	Net	Cost of	Gross	Profit	Tonnes	Margin
	Sales	Sales	Profit	(%)	(000s)	($/Tonne)

North America
Nitrogen, sulphate and other	1,160	924	236	20	3,942	60
Phosphate	313	256	57	18	1,065	54
Potash	158	64	94	59	860	109
Retail	1,095	774	321	29	–	–
Other	(135)	(132)	(3)	2	–	–

	2,591	1,886	705	27	5,867	–

International
Nitrogen, sulphate and other	472	219	253	54	1,874	135
Potash	97	34	63	65	751	84
Retail	147	121	26	18	–	–
Other	(13)	(13)	–	–	–	–

	703	361	342	49	2,625	–

Total	3,294	2,247	1,047	32	8,492	–

Supplementary Financial, Performance and Other Data	AGRIUM ANNUAL REPORT 2005 98

2004								2003
		Wholesale							Wholesale
		North	South						North	South
	Retail	America	America	Other	Total			Retail	America	America	Other	Total

	1,114	1,703	143	(122)	2,838			1,015	1,465	116	(97)	2,499
	798	1,211	41	(122)	1,928			717	1,106	34	(97)	1,760

	316	492	102	–	910			298	359	82	–	739
	28	29	71	–	32			29	25	71	–	30

	222	17	1	(3)	237			214	15	1	(3)	227
	8	22	3	30	63			8	20	3	28	59
	18	116	15	7	156			19	99	15	7	140
	–	(86)	–	–	(86)			–	–	–	–	–
	–	–	–	–	–			–	235	–	–	235
	5	22	–	2	29			5	11	–	1	17
	(18)	52	–	10	44			(14)	28	–	26	40

	81	349	83	(46)	467			66	(49)	63	(59)	21

					69							80

					398							(59)

					132							(22)

					266							(37)

	14	61	4	3	82			13	73	3	10	99

2004							2003
			Gross	Sales		Inventory				Gross	Sales		Inventory
Net	Cost of	Gross	Profit	Tonnes	Margin	Tonnes	Net	Cost of	Gross	Profit	Tonnes	Margin	Tonnes
Sales	Product	Profit	(%)	(000s)	($/Tonne)	(000s)	Sales	Product	Profit	(%)	(000s)	($/Tonne)	(000s)

397	284	113	28	1,438	79	352	382	286	96	25	1,555	62	176
499	365	134	27	2,211	61	176	423	323	100	24	2,220	45	128
284	216	68	24	1,510	45	174	239	181	58	24	1,381	42	244

1,180	865	315	27	5,159	61	702	1,044	790	254	24	5,156	49	548

309	238	71	23	1,181	60	72	261	217	44	17	1,090	40	51
214	108	106	50	1,796	59	91	160	99	61	38	1,662	37	188
1,703	1,211	492	29	8,136	60	865	1,465	1,106	359	25	7,908	45	787

137	38	99	72	614	161	52	111	31	80	72	634	126	43
6	3	3	50	20	150		5	3	2	40	19	105

143	41	102	71	634	161		116	34	82	71	653	126

556	425	131	24				468	351	117	25
416	298	118	28				399	288	111	28
142	75	67	47				148	78	70	47

1,114	798	316	28				1,015	717	298	29

(122)	(122)	–	0				(97)	(97)	–	0

2,838	1,928	910	32				2,499	1,760	739	30

2004							2003
			Gross	Sales						Gross	Sales
Net	Cost of	Gross	Profit	Tonnes	Margin		Net	Cost of	Gross	Profit	Tonnes	Margin
Sales	Sales	Profit	(%)	(000s)	($/Tonne)		Sales	Sales	Profit	(%)	(000s)	($/Tonne)

924	715	209	23	3,892	54		836	657	179	21	3,799	47
309	238	71	23	1,181	60		261	217	44	17	1,090	40
143	79	64	45	1,066	60		117	78	39	33	1,092	36
996	702	294	30	–	–		923	642	281	30	–	–
(109)	(118)	9	(8)	–	–		(88)	(88)	–	–	–	–

2,263	1,616	647	29	6,139	–		2,049	1,506	543	27	5,981

399	191	208	52	1,901	109		324	167	157	48	2,010	78
71	29	42	59	730	58		43	21	22	51	570	39
118	96	22	19	–	–		92	75	17	18	–	–
(13)	(4)	(9)	69	–	–		(9)	(9)	–	–	–	–

575	312	263	46	2,631	–		450	254	196	44	2,580	–

2,838	1,928	910	32	8,770	–		2,499	1,760	739	30	8,561	–

Supplementary Financial, Performance and Other Data	AGRIUM ANNUAL REPORT 2005 99

Performance
KEY RATIOS (millions of U.S. dollars except per share amounts, ratios and numbers of employees)

	2005	2004	2003	2002	2001

Data

Net sales	3,294	2,838	2,499	2,083	2,063

EBITDA	646	623	396	212	172

EBIT	500	467	21	64	31

Interest	49	69	80	85	91

Net earnings (loss)	283	266	(37)	(11)	(57)

Cash flow from operations	450	440	175	213	76

Working capital	756	784	417	318	123

Total assets	2,785	2,661	2,278	2,197	2,404

Total debt (bank indebtedness + long-term debt)	477	775	942	969	1,187

Shareholders’ equity	1,180	948	612	561	540

Enterprise value	3,102	2,776	2,816	2,251	2,355

Average shares outstanding – basic	132	131	126	123	115

Year-end shares outstanding	131	132	127	126	115

Year-end shares outstanding – diluted	132	144	127	126	115

Closing share price (U.S. $)	21.99	16.85	16.46	11.31	10.60

Number of employees	4,719	4,617	4,667	4,829	4,988

Value ratios (: 1 except per share amounts)

EBITDA per share	4.90	4.76	3.14	1.72	1.50

Price to earnings ratio (P/E)	10	8	–	–	–

Price to cash flow (P/CF)	6	5	12	7	16

Enterprise value to EBITDA	5	4	7	11	14

Price to book value	2.4	2.3	3.5	2.6	2.3

Shareholders’ equity to total assets	0.4	0.4	0.3	0.3	0.2

Book value per common share	9.01	7.18	4.68	4.31	4.54

Liquidity ratios

Quick ratio	1.4	1.6	1.1	0.9	0.5

Current ratio	2.2	2.5	1.8	1.9	1.2

Working capital to sales	0.2	0.3	0.2	0.2	0.1

Net sales to total assets	1.2	1.1	1.1	0.9	0.9

Total asset turnover	1.2	1.1	1.1	0.9	0.9

Profitability ratios

Return on average invested capital (%)	19	20	1	3	0

Return on average shareholders’ equity (%)	27	35	(7)	(2)	(10)

Debt ratios (: 1 except percentages)

Debt to capital (%)	29	45	61	63	69

EBIT interest coverage	10.2	6.8	0.3	0.8	0.3

EBITDA interest coverage	13.2	9.0	5.0	2.5	1.9

DEFINITIONS

Quick ratio	=	current assets – inventories

current liabilities

Return on average shareholders’ equity	=	net income (loss)

average shareholders’ equity

EBIT interest coverage	=	EBIT

interest expense

EBITDA interest coverage	=	EBITDA

interest expense

Enterprise value	=	(total debt at book value, excluding preferred shares – cash) + (diluted shares outstanding x closing share price)

Current ratio	=	current assets

current liabilities

EBIT	=	earnings (loss) before interest expense and taxes

EBITDA	=	earnings (loss) before interest expense, taxes, depreciation, amortization and asset impairment

Debt-to-capital	=	debt (long-term debt, including current portion + bank indebtedness)

debt + common shares + retained earnings + cumulative translation adjustment

Return on average invested capital	=	EBIT after income taxes

average invested capital

100	AGRIUM ANNUAL REPORT 2005	Supplementary Financial, Performance and Other Data

Capital Stock & Trading History
COMMON SHARE DATA (millions, except per share amounts and where otherwise noted)

	Q1	Q2	Q3	Q4	2005	2004	2003	2002	2001

Basic earnings (loss) per share	0.18	1.01	0.54	0.41	2.14	2.03	(0.29)	(0.08)	(0.49)

Diluted earnings (loss) per share	0.18	0.99	0.54	0.40	2.12	1.91	(0.29)	(0.08)	(0.49)

Weighted average common shares outstanding	132	132	132	131	132	131	126	123	115

Period end common shares outstanding	133	132	131	131	131	132	127	126	115

Weighted average diluted shares outstanding	133	134	134	132	133	144	126	123	115

Period end diluted shares outstanding	134	134	133	132	132	144	127	126	115

Canadian trading volume	38	38	33	22	132	109	122	105	91

U.S. trading volume	46	34	33	25	138	126	89	75	77

Total trading volume	84	72	66	47	269	235	211	180	168

Average share price (C$)	20.50	23.25	26.48	24.49	23.69	19.55	17.00	15.40	17.18

Closing share price (C$)	22.17	23.94	25.58	25.62	25.62	20.25	21.39	17.70	16.85

High C$ share price	23.05	26.71	32.66	26.19	32.66	22.76	21.47	17.85	21.00

Low C$ share price	17.75	20.37	23.62	22.39	17.75	14.26	14.28	12.66	14.00

Market capitalization (C$)	2,949	3,160	3,351	3,356	3,356	2,673	2,717	2,230	1,938

Average share price (U.S. $)	16.75	18.70	22.06	20.88	19.63	15.11	12.21	9.81	11.11

Closing share price (U.S. $)	18.25	19.61	21.97	21.99	21.99	16.85	16.46	11.31	10.60

High U.S.$ share price	18.99	21.50	24.53	22.60	24.53	18.75	16.48	11.42	13.94

Low U.S.$ share price	14.36	16.33	19.60	19.14	14.36	15.45	9.54	8.02	9.00

Market capitalization (U.S. $)	2,427	2,589	2,878	2,881	2,881	2,224	2,090	1,425	1,219

Dividends per share (U.S. $)	0.0¢	5.5¢	0.0¢	5.5¢	11¢	11¢	11¢	11¢	11¢

DEBT RATING

Senior Unsecured
as at December 31, 2005	Notes and Debentures

Moody’s Investors Service	Baa2

Dominion Bond Rating Service	BBB

Standard & Poor’s	BBB

Supplementary Financial, Performance and Other Data	AGRIUM ANNUAL REPORT 2005	101

General Information
ANNUAL PRODUCTION CAPACITY BY PRODUCT GROUP (000s of tonnes)

	Nitrogen	Phosphate	Potash	Sulphate	Micronutrients

Borger, Texas	529

Carseland, Alberta	860

Conda, Idaho		644

Ft. Saskatchewan, Alberta	650

Joffre, Alberta	480

Kenai, Alaska	1,555

Kennewick, Washington	390

Profertil, Argentina (a)	585

Redwater, Alberta	1,365	680		300

Reese, Michigan					27

Standard/Granum, Alberta	120

Vanscoy, Saskatchewan			1,790

West Sacramento, California	215

Total	6,749	1,324	1,790	300	27

(a)	Represents 50% Profertil S.A. production
PRODUCT ANALYSIS

	Nutrient
	Nitrogen	Phosphorous	Potassium	Sulphur
	(%N)	(%P2O5)	(%K2O)	(%S)

Anhydrous ammonia	82	0	0	0

Urea	46	0	0	0

Ammonium nitrate	34.5	0	0	0

Urea ammonium nitrate solutions (UAN)	28-32	0	0	0

Monoammonium phosphate (MAP)	11	52	0	0

Superphosphoric acid (SPA)	0	70	0	0

Muriate of potash	0	0	60	0

Ammonium sulphate	20.5	0	0	24

PRODUCTION FACTORS

Ammonia (82% N)	production of 1 tonne of ammonia requires:

■ 32-38 MMBtu of natural gas

Urea (46% N)	production of 1 tonne of urea requires:

■ 0.58 tonnes of ammonia

■ 0.76 tonnes of carbon dioxide

Ammonium nitrate (34% N)	production of 1 tonne of 34% N ammonium nitrate requires:

■ 0.21 tonnes of ammonia

■ 0.78 tonnes of nitric acid

1 tonne of nitric acid requires:

0.226 tonnes of ammonia

UAN (32% N)	production of 1 tonne of UAN requires:

■ 0.44 tonnes of ammonium nitrate

■ 0.35 tonnes of urea

MAP (monoammonium phosphate)	production of 1 tonne of MAP requires:

■ 0.15 tonnes of ammonia

■ 1.35 tonnes of 40% P2O5 phosphoric acid

1 tonne of 40% P 2O5 acid requires:

1.32 tonnes of phosphate rock

1.12 tonnes of sulphuric acid

102	AGRIUM ANNUAL REPORT 2005	Supplementary Financial, Performance and Other Data

Agrium
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Agrium Inc.
Corporate Headquarters
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Phone (403) 225-7000
Agrium U.S. Inc.
United States Headquarters
Suite 1700, 4582 South Ulster Street
Denver, Colorado, U.S. 80237
Phone (303) 804-4400
NYSE and TSX: AGU
www.agrium.com